

Deluxe Corporation
3680 Victoria Street N.
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
www.deluxe.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 2, 2017

To the Shareholders of Deluxe Corporation:

It is our pleasure to invite you to the Deluxe Corporation 2017 annual meeting of shareholders. The annual meeting will be held at Deluxe's headquarters, located at 3680 Victoria Street North, Shoreview, Minnesota, on Tuesday, May 2, 2017, at 2:00 p.m. Central Daylight Time, for the following purposes:

1. To elect ten directors to hold office until the 2018 annual meeting of shareholders.

2. To cast an advisory (non-binding) vote on the compensation of our Named Executive Officers (a "Say-on-Pay" vote).

3. To cast an advisory (non-binding) vote on the frequency with which our shareholders will consider approving the compensation for our Named Executive Officers (the "Say-When-on-Pay" vote).

4. To approve the Deluxe Corporation 2017 Annual Incentive Plan.

5. To approve the Deluxe Corporation 2017 Long-Term Incentive Plan.

6. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

7. To take action on any other business that may properly come before the meeting and any adjournment thereof.

Shareholders of record at the close of business on March 6, 2017, are entitled to vote at the meeting and at any adjournment thereof. In this Proxy Statement, we may also refer to Deluxe Corporation as "Deluxe," the "Company," "we," "our," or "us."

Once again, we are furnishing proxy materials to our shareholders over the Internet. This process expedites the delivery of proxy materials, reduces paper waste and saves the Company expense. In addition, these materials remain easily accessible, and shareholders receive clear instructions for voting and requesting paper copies of the materials if they so desire.

We are mailing the Notice of Internet Availability of Proxy Materials ("Internet Notice") to shareholders of record beginning on or about March 20, 2017. The Internet Notice contains instructions on how to access our Proxy Statement and Annual Report, and how to vote online. In addition, the Internet Notice contains instructions on how to (i) request a paper copy of the Proxy Statement and Annual Report, if you received only an Internet Notice this year, or (ii) elect to receive your Proxy Statement and Annual Report only over the Internet, if you received them by mail this year.

It is important that your shares be represented at the annual meeting. Whether or not you plan to attend the annual meeting in person, please vote as soon as possible to ensure the presence of a quorum and save Deluxe further solicitation expense. You may vote your shares by telephone or the Internet, or if you received a paper proxy card, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the methods of voting are contained in the Internet Notice and in the Proxy Statement. Voting by telephone, the Internet or mail will not limit your right to vote in person or to attend the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS

J. Michael Schroeder
Corporate Secretary

March 15, 2017

Dear Fellow Shareholders:

On behalf of Deluxe Corporation's Board of Directors (Board), I welcome you to the 2017 annual meeting of shareholders. Your Board is committed to attaining the highest standards of governance and independent oversight to achieve the best results for you.

Deluxe Corporation employs sound governance practices to ensure we achieve the benefits of both strong, independent oversight and vast experience and expertise in our complex and changing business. Our governance structure and practices enable balanced Board operations, independent thought, and appropriate levels of Board involvement and oversight.

During 2016, Mary Ann O'Dwyer resigned from the Board due to health reasons, and John L. Stauch was appointed to the Board. Mr. Stauch has been Executive Vice President and Chief Financial Officer of Pentair plc since 2007, and he brings long-term financial expertise and experience with company strategy and operations to the Board.

In accordance with our Corporate Governance Guidelines, Charles A. Haggerty will not stand for re-election at this year's annual meeting, as he has reached 75 years of age. The Board would like to thank Mr. Haggerty for his years of service to Deluxe.

I am pleased to share that the Corporate Governance Committee of the Board has nominated Victoria A. Treyger to stand for election to the Board. You can read about Victoria's exceptional qualifications in Item 1 of the Proxy Statement.

As non-executive Chairman of the Board, I am focused on the important obligations that our Board owes to you, our shareholders. These responsibilities include: (among other duties) acting as a liaison between management and the Board; providing independent advice and counsel to the CEO; in concert with the CEO, developing and setting the agendas for meetings of the Board; acting as Chair at meetings of the Board; calling special meetings of the Board where appropriate; in concert with the CEO, determining the date, time and location of the annual meeting of shareholders and developing the agenda for the meeting; acting as Chair at meetings of shareholders; and ensuring that, upon completion of the ordinary business of a meeting of the Board, the Directors hold discussions without management present.

It has been my privilege to serve as Deluxe Corporation's non-executive Chairman of the Board for the past five years, and I look forward to continuing my service to the Company. Know that your Board remains focused on solid governance and performance that delivers value to you, today and long into the future.

On behalf of the Board, thank you for investing in Deluxe Corporation.

Sincerely,

Martyn R. Redgrave
Non-Executive Chairman of the Board

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DELUXE CORPORATION

3680 Victoria Street North, Shoreview, Minnesota 55126-2966

Proxy Statement
2017 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 2, 2017

INFORMATION CONCERNING SOLICITATION AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, the Board of Directors asks shareholders to vote on the matters disclosed in the Notice of Annual Meeting of Shareholders that preceded this Proxy Statement, which are described in more detail below.

We will also consider any other business that may be properly presented at the meeting (although we are not expecting any other matters to be presented) and management will report on Deluxe's performance during the last fiscal year and respond to questions from shareholders.

Who is entitled to vote at the meeting?

The Board has set March 6, 2017, as the record date for the meeting. If you were a shareholder of record at the close of business on March 6, 2017, you are entitled to vote at the meeting. You have one vote for each share of common stock you held on the record date.

As of the record date, 48,490,627 shares of Deluxe common stock were outstanding. Deluxe does not have any other class of capital stock outstanding.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the vote of at least a majority of the outstanding shares of common stock as of the record date is considered a quorum. A shareholder is counted present at the meeting if the shareholder (1) is present and votes in person at the meeting or (2) has properly submitted a proxy or voted by telephone or the Internet.

If you vote "WITHHOLD" or "ABSTAIN," your shares still will be counted as present at the meeting for the purposes of determining a quorum.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with Deluxe's transfer agent, Wells Fargo Bank, N.A., you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank, trustee or other nominee, you are still considered the beneficial owner of the shares, but your shares are deemed to be held in "street name."

What am I voting on, how many votes are required to approve each item, and how does the Board recommend that I vote?

Proposals	Votes required	Voting options	Board recommen-dation	Broker discretionary voting allowed [1]	Effect of withhold vote / abstention	Effect of broker non-vote [1]
Item 1. Election of the ten directors listed in this Proxy Statement	Plurality of the votes cast [2]	"FOR" "WITHHOLD"	"FOR" each director nominee	No	None	None
Item 2. Non-binding advisory vote to approve director compensation ("Say-on-Pay")	We will consider the Say-on-Pay vote approved if more shares are voted "FOR" than "AGAINST" the proposal	"FOR" "AGAINST" "ABSTAIN"	"FOR"	No	None	None
Item 3. Non-binding advisory vote to approve frequency of advisory vote on executive compensation	The frequency option receiving the most votes will be considered the option selected by our shareholders	"ONE YEAR" "TWO YEARS" "THREE YEARS" "ABSTAIN"	"ONE YEAR"	No	None	None
Item 4. Approval of the 2017 Deluxe Corporation Annual Incentive Plan	Majority of votes present and entitled to vote on these items [3]	"FOR" "AGAINST" "ABSTAIN"	"FOR"	No	Against	None
Item 5. Approval of the 2017 Deluxe Corporation Long-Term Incentive Plan	Majority of votes present and entitled to vote on these items [3]	"FOR" "AGAINST" "ABSTAIN"	"FOR"	No	Against	None
Item 6. Ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2017	Majority of votes present and entitled to vote on these items [3]	"FOR" "AGAINST" "ABSTAIN"	"FOR"	Yes	Not applicable	Not applicable

1   If you are a beneficial owner, you generally cannot vote your shares directly and must instead instruct your broker, trustee, bank or nominee how to vote your shares using the voting instruction form provided by that intermediary. If you do not provide voting instructions, whether your shares can be voted by your broker, trustee, bank or nominee depends on the type of matter being considered. If your broker, trustee, bank or nominee does not have discretion to vote your shares, your shares will not be voted unless you provide instructions to your broker, trustee, bank or nominee. Broker non-votes will generally have no effect in determining whether any proposals to be voted on at the meeting are approved, although if a quorum for the meeting could not be established without including broker non-votes, then the broker non-votes required to establish the minimum quorum would have the same effect as votes against Proposals 4, 5 and 6.

2   A plurality means that a nominee must receive more "FOR" the nominee's election than votes "AGAINST" the nominee's election. In an uncontested election of directors, our "Corporate Governance Guidelines" require that if an incumbent director receives more "WITHHOLD" votes than "FOR" votes in this type of an election, that director nominee must tender his or her resignation to the Board following the certification of the shareholder vote. The Corporate Governance Committee must then make recommendations to the Board as to whether to accept the letter of resignation and the Board must take action with respect to this recommendation and disclose its decision-making process.

3   This amount must be a least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the Annual Meeting.

How do I vote my shares?

We are mailing the Notice of Internet Availability of Proxy Materials (Internet Notice) to shareholders of record on or about March 20, 2017. If your shares are held in street name, your broker or other agent is responsible for sending you an Internet Notice. You will not receive a printed copy of these proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the Internet Notice. Instead, the Internet Notice will instruct you how to access and review all of the important information contained in these proxy materials, and how to vote by Internet. If you received an Internet Notice by mail and would like to receive a printed copy of these proxy materials, you should follow the instructions for requesting such materials included in the Internet Notice.

Voting Methods		
	Step-by-step instructions	Voting deadline
Internet	Instructions can be found on the Internet Notice. The internet procedures are designed to (1) verify your identity, (2) allow you to provide voting instructions, and (3) confirm those voting instructions have been properly recorded. • Go to www.proxyvote.com • Vote on the proposals	• 11:59 p.m. (CT) on May 1, 2017 • Internet voting is available 24 hours a day
Telephone	The telephone procedures are designed to (1) verify your identity, (2) allow you to provide voting instructions, and (3) confirm those voting instructions have been recorded properly. • Call 800-690-6903 (toll-free)	• 11:59 p.m. (CT) on May 1, 2017 • Telephone voting is available 24 hours a day
Mail [1]	You own your shares directly: • Complete, sign, and date the proxy card • Mail it in the pre-addressed envelope that accompanies the proxy card You own your shares in street name: • Request a voting instruction card according to the instructions on the Internet Notice mailed by your broker or other agent • Complete, sign, and date the voting instruction card provided by the broker or other agent • Mail the voting instruction card in the pre-addressed envelope provided	• Directly-Held Shares: Proxy cards must be received before May 2, 2017 (date of the annual meeting) in order for the shares to be timely voted • Shares Held in Street Name: Voting instruction cards must be received before the date specified on the voting instruction card in order for the shares to be timely voted
In-person [2]	You own your shares directly: • Complete a ballot at the meeting You own your shares in street name: • Obtain a signed proxy from your broker, banker, or other nominee giving you the right to vote on the shares • Provide the signed proxy (above) at the meeting • Complete a ballot at the meeting	• May 2, 2017

[1] This option is only available to shareholders who receive a paper proxy card or receive a voting instruction card.

[2] Shareholders of record may vote in-person at the meeting; however, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide not to attend or are otherwise unable to attend the meeting.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you hold shares registered in more than one account. To ensure that all of your shares are voted, if you vote by telephone or the Internet, vote once for each Internet Notice you receive. If you wish to consolidate your accounts, please contact our stock transfer agent, Wells Fargo Bank, N.A., at P.O. Box 64854, St. Paul, Minnesota 55164 or by telephone at 800-468-9716 (toll-free).

You also may receive a "voting instructions" card, which looks very similar to a proxy card. Voting instructions are prepared by brokers, banks or other nominees for shareholders who hold shares in street name.

Can I vote my shares in person at the meeting?

If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you do not attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you provide a signed proxy from your broker, bank or other nominee giving you the right to vote such shares at the meeting.

What if I submit by proxy but do not specify how I want my shares voted?

If you vote your shares directly (as opposed to voting through a broker or other intermediary) and do not specify on your proxy card (or when giving your proxy by telephone or the Internet) how you want to vote your shares, we will vote them as the Board recommends as outlined above.

Can I change my vote?

Yes. If you are a shareholder of record, you can change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to Deluxe's Corporate Secretary;
- by submitting another properly signed proxy card at a later date to Deluxe's Corporate Secretary;
- by submitting another proxy by telephone or the Internet at a later date; or
- by delivering a written notice of revocation to Deluxe's Corporate Secretary and voting in person at the meeting.

If you hold your shares in street name, you should follow the voting instructions provided to you by your broker, bank or other nominee.

Who pays the cost of proxy preparation and solicitation?

Deluxe pays for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners. We have retained Georgeson Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $8,000, plus associated costs and expenses.

We are soliciting proxies primarily by use of the Internet. In addition, proxies may be solicited by mail, telephone or facsimile, or personally by directors, officers and regular employees of Deluxe. These individuals receive no additional compensation for these services.

STOCK OWNERSHIP AND REPORTING

Director and Executive Officer Stock Ownership and Sale Guidelines

The Board has established stock ownership guidelines for directors and executive officers. These guidelines set ownership targets for each director and executive officer, with the expectation that the target be achieved within five years of the date the individual becomes subject to the target. The guidelines restrict a director's or executive officer's ability to sell shares received upon the exercise of options or vesting of other stock-based awards until they have achieved their ownership targets. The ownership target for non-employee directors is shares of the Company's common stock having a value of at least five times the then-current amount of the annual Board retainer. Executive officers have targets based on a multiple of their annual base salary. The ownership target for the Chief Executive Officer ("CEO") is five times his annual base salary, the target for each of the Company's Senior Vice Presidents is two and one-half times his or her annual base salary, and the target for the Company's Vice Presidents who are permanent (not interim) members of the Company's "Executive Leadership Team" (a group consisting of the current executive officers named in the Summary Compensation Table that appears later in this Proxy Statement plus four other executive officers of the Company) is one-and-one-half times his or her annual base salary. Members of the Executive Leadership Team are sometimes referred to as "executives" or "executive officers."

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of March 6, 2017 (unless otherwise noted), the number of shares of common stock beneficially owned by (1) each person or entity known by Deluxe to beneficially own more than five percent of Deluxe's outstanding common stock, (2) each executive officer named in the Summary Compensation Table that appears in the "EXECUTIVE COMPENSATION" section of this Proxy Statement (each, a "Named Executive Officer" or "NEO"), (3) each director and nominee for director, and (4) all of the current directors, director nominees and executive officers of Deluxe as a group. Except as otherwise indicated in the footnotes below, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owners		
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	5,014,104	10.3
The Vanguard Group, Inc. [2] 100 Vanguard Blvd. Malvern, PA 19355	3,978,671	8.2
FMR LLC [3] 245 Summer Street Boston, MA 02210	3,598,555	7.4
Named Executive Officers		
Lee J. Schram [4]	684,260	1.4
John D. Filby [5]	98,009	*
Peter J. Godich [6]	25,378	*
Malcolm J. McRoberts [7]	82,917	*
Edward A. Merritt [8]	14,100	*
Terry D. Peterson [9]	70,917	*

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Nominees		
Ronald C. Baldwin [10]	15,524	*
Charles A. Haggerty [11]	42,543	*
Don J. McGrath [12]	27,764	*
Cheryl E. Mayberry McKissack [13]	29,465	*
Neil J. Metviner [14]	12,333	*
Stephen P. Nachtsheim [15]	34,784	*
Thomas J. Reddin [16]	6,975	*
Martyn R. Redgrave [17]	52,183	*
John L. Stauch [18]	1,661	*
Victoria A. Treyger	-0-	*
All directors, director nominees and executive officers as a group (20 persons) [19]	1,192,218	2.4

* Less than 1 percent.

1 Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 12, 2017, reporting beneficial ownership as of December 31, 2016. The power to vote or direct the vote of these shares generally resides within funds managed or advised by the reporting person and/or its subsidiaries.

2 Based on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2017 reporting beneficial ownership as of December 31, 2016. The power to vote or direct the vote of these shares generally resides within funds managed or advised by the reporting person and/or its subsidiaries.

3 Based on a Schedule 13G filed with the SEC on February 14, 2017, reporting beneficial ownership as of December 31, 2016. The power to vote or direct the vote of these shares generally resides within funds managed or advised by the reporting person and/or its subsidiaries.

4 Includes 405,621 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 52,228 shares of restricted stock.

5 Includes 78,346 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 8,916 shares of restricted stock.

6 Includes 11,709 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 4,371 shares of restricted stock.

7 Includes 51,611 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 10,302 shares of restricted stock.

8 Includes 8,642 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 1,173 shares of restricted stock.

9   Mr. Peterson resigned as Senior Vice President and Chief Financial Officer effective September 9, 2016. His ownership interests are presented as of that date. Includes 38,486 shares receivable upon the exercise of options that were exercisable and 10,630 shares of restricted stock that were forfeited upon termination date.

10   Includes 2,183 shares of restricted stock and 4,424 restricted stock units received in lieu of director's fees pursuant to the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Director Plan"), which is a part of Deluxe's shareholder-approved 2012 Long-Term Incentive Plan.

11   Includes 2,183 shares of restricted stock units received in lieu of an annual restricted stock grant, 12,334 shares held by the Haggerty Family Trust, and 28,026 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan (excludes annual grant).

12   Includes 2,183 shares of restricted stock, 2,000 shares held in trust and 22,431 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

13   Includes 2,183 shares of restricted stock.

14   Includes 2,183 shares of restricted stock.

15   Includes 2,183 shares of restricted stock units received in lieu of an annual restricted stock grant, 3,582 shares held by the Nachtsheim Family Trust, and 29,019 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan (excludes annual grant).

16   Includes 2,183 shares of restricted stock units received in lieu of an annual restricted stock grant and 4,148 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan (excludes annual grant).

17   Includes 2,183 shares of restricted stock, and 9,360 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

18   Includes 1,661 shares of restricted stock.

19   Includes 584,986 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 106,055 shares of restricted stock, and 103,957 restricted stock units received in lieu of annual restricted stock grants and directors' fees pursuant to the deferral option under the Director Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related regulations, require Deluxe's directors and executive officers, and any persons holding more than ten percent of Deluxe's common stock (collectively, "Reporting Persons"), to report their initial ownership of Deluxe securities and any subsequent changes in that ownership to the SEC. Based on our review of the reports filed and written representations submitted by the Reporting Persons, we believe that all Reporting Persons timely filed all required Section 16(a) reports for the most recent fiscal year.

ITEM 1: ELECTION OF DIRECTORS

Nominees for Election

There are currently ten individuals serving on the Board. Each director's term expires as of the date of the annual meeting of shareholders. Mr. Haggerty is not standing for re-election at the meeting as our guidelines provide that non-employee directors should not be nominated for re-election to the Board after turning age 75. Ms. Treyger, who is not currently a director, has been nominated to join the Board.

The Board has determined that the size of the Board will be ten directors as of the date of the annual meeting of shareholders and recommends that the ten individuals presented on the following pages be elected to serve on the Board until the 2018 annual meeting of shareholders. All of the nominees are current directors, except Ms. Treyger. In addition, with the exception of Mr. Schram, who serves as Deluxe's CEO and therefore by definition cannot be deemed independent, all nominees have been determined by the Board to meet the independence standards of the New York Stock Exchange (see the discussion of Director Independence in the "BOARD STRUCTURE AND GOVERNANCE" section of this Proxy Statement).

Each of the ten individuals listed below has consented to being named as a nominee in this Proxy Statement and has indicated a willingness to serve if elected. However, if any nominee becomes unable to serve before the election, the shares represented by proxies may be voted for a substitute designated by the Board, unless a contrary instruction is indicated on the proxy.

Mr. Stauch and Ms. Treyger are standing for election by shareholders for the first time at the meeting. Mr. Stauch was identified as a potential candidate by one of our non-employee directors in the course of a search process conducted by a third-party search firm retained by the Corporate Governance Committee, and joined the Board in July 2016. Ms. Treyger was identified as a potential candidate by the same third-party search firm. In each case, the search firm worked with the Board to conduct a skills and experience assessment to determine attributes for potential candidates, identified multiple potential candidates and facilitated the Board's review and consideration of these potential candidates, leading to the identification of the respective nominees as candidates for the Board.

Pursuant to our Corporate Governance Guidelines (discussed in the "Corporate Governance Principles" section below), the following policy applies to the election of directors:

At any shareholder meeting at which directors are subject to an uncontested election (*i.e.,* an election where the only nominees are those recommended by the Board), any nominee for director who receives a greater number of "WITHHOLD" votes from his or her election than "FOR" votes shall submit to the Board, within five (5) business days of certification of the shareholder vote by the Inspector of Elections, a written offer to resign from the Board.

The Corporate Governance Committee shall promptly consider the resignation offer and recommend to the full Board whether to accept it. In considering whether to recommend that the Board accept or reject the resignation offer, the Corporate Governance Committee will consider all factors deemed relevant by members of the Committee including, without limitation, (i) the perceived reasons that shareholders withheld votes from the director, (ii) the length of service and qualifications of the director, (iii) the director's contributions to the Company, (iv) compliance with applicable listing standards, (v) the purpose and provisions of the Corporate Governance Guidelines, and (vi) the best interests of the Company and its shareholders.

To the extent that one or more director resignations are accepted by the Board, the Corporate Governance Committee will recommend to the Board whether to fill such vacancy or vacancies, or to reduce the size of the Board.

Any director who tenders his or her offer to resign from the Board pursuant to this provision shall not participate in the Corporate Governance Committee or Board deliberations regarding whether to accept the offer of resignation.

The Board will act on the Corporate Governance Committee's recommendation within 90 days following the certification of the shareholder vote by the Inspector of Elections, which action may include, without limitation, acceptance of the offer of resignation, adoption of measures intended to address the perceived issues underlying the vote, or rejection of the resignation offer. Thereafter, the Board will disclose its decision whether to accept the director's resignation offer and the reasons for rejecting the offer, if applicable, in a current report on Form 8-K to be filed with the SEC within four (4) business days after the Board's determination.

Ronald C. Baldwin  Age 70 Director since 2007 Independent: ✓	**Occupation** Vice Chairman (Retired), Huntington Bancshares Inc.
	Background • *Vice Chairman of Huntington Bancshares Inc., a regional bank holding company* (2001 – 2006) ○ Responsible for overseeing Huntington's regional banking line of business, which provided both commercial and retail financial products and services through nearly 400 regional banking offices.
	Qualifications • 35 years in the banking and financial services industry. • Provides unique insight into challenges faced by financial institutions, especially within the community bank sector, where Deluxe believes it has the opportunity to expand the business services and solutions offered to these financial institutions. • Adept in offering counsel on matters related to corporate finance and capital structure, all of which serve the needs of Deluxe as it seeks to maintain financial discipline while pursuing growth opportunities.
	Active Committees: Compensation; Finance (Chair)

Cheryl E. Mayberry McKissack  Age 61 Director since 2000 Independent: ✓	**Occupation** Chief Executive Officer of Nia Enterprises, LLC **Background** • *CEO of Nia Enterprises, LLC since 2000.* o *Nia Enterprises, LLC, is a Chicago-based marketing, entrepreneurial business and digital consulting firm.* • *CEO of Ebony Media Operations LLC (May 2016-March 2017), the largest African-American owned print and media company in the US, serving the African-American Marketplace for 71 years.* • *COO of Johnson Publishing Company and President of its affiliate, JPC Digital (2013 – 2016).* • *Provided project support to JPC for several years under a consulting relationship between Nia Enterprises and JPC prior to her appointment as COO and President of JPC Digital. Projects included several digital and business transformational projects, including the launch of the flagship website, Ebony.com* • *Served as the Worldwide Senior Vice President and General Manager for Open Port Technology and was Vice President for the Americas and a founding member of the Network Systems Division for 3Com (formerly U.S. Robotics).* **Qualifications** • Currently serves as a director of Private Bancorp Inc., and was named as an Associate Adjunct Professor of Entrepreneurship at the Kellogg School of Business, Northwestern University, where she lectured for ten years (2005-2015). • As a successful entrepreneur and digital technology executive, Ms. Mayberry McKissack brings a unique perspective to the Board as the Company pursues its growth strategies within the Small Business Services segment. • Given that a key component of Deluxe's strategy for growing its Small Business segment involves Internet-based marketing and new media solutions, Ms. Mayberry McKissack's experience in these areas is a valuable complement to the skills and experience she brings to the Board as a small business owner and executive of several technology and new business ventures. **Active Committees:** Compensation; Finance

Don J. McGrath  Age 68 Director since 2007 Independent: ✓	**Occupation** Managing Partner, Diamond Bear Partners, LLC **Background** • *Co-Founded Diamond Bears Partners, LLC, an investment company, in 2009.* • *Chairman and CEO (2005 – 2009) and President and COO (1998 – 2004) of BancWest Corporation, a $70 billion bank holding company serving nearly four million households and businesses.* • *Director of BancWest (1998 – 2010).* • *Served as Chairman of the Board of Bank of the West (a BancWest subsidiary) and as CEO (1996 – 2007).* • *Appointed to the President's Council on Financial Literacy in 2008.* **Qualifications** • 40 years' experience in the banking and financial services industry, particularly in the large bank sector, enabling him to provide Deluxe with valuable insight into this important portion of our customer base. • Led BancWest through an era of significant growth and therefore is well-suited for our Board as Deluxe continues to execute its transformational growth strategies. **Active Committees:** Compensation; Finance

Neil J. Metviner

Age 58
Director since 2007
Independent: ✓
	Occupation
	Chief Marketing Officer, Output Services Group, Inc.
	
	Background
	• *Chief Marketing Officer of Output Services Group, Inc. ("OSG") since 2011.*
	    o OSG provides invoice and statement printing and presentment services, emphasizing their use as marketing tools.
	    o Mr. Metviner is responsible for all marketing activities, organic growth initiatives and major account management.
	• *President of Pitney Bowes Direct (2000 – 2009), having management responsibility for serving the company's U.S. small business customer base, together with various international markets.*
	• *Assumed full oversight responsibility for Pitney Bowes European mailstream operations (2007 – 2009).*
	
	Qualifications
	• As the former President of Pitney Bowes Direct and in his current role with OSG, Mr. Metviner has acquired extensive knowledge in marketing to, and otherwise serving, small business customers. This knowledge is particularly relevant to Deluxe's strategic growth initiatives within its Small Business Services segment, where we expect to derive a significant portion of Deluxe's growth in coming years.
	• Over 20 years' experience in senior leadership positions responsible for new product development, management and marketing, all of these areas are key components of Deluxe's enterprise-wide growth strategies.
	
	Active Committees: Audit; Corporate Governance

Stephen P. Nachtsheim	**Occupation**
	Managing Director, Geyser Ventures, LLC; Vice President (Retired), Intel Corporation
	Background
	• *Co-Founded Geyser Ventures, LLC, an investment and real estate company, in 2012.*
	• *Served as Corporate Vice President of Intel Corporation, a designer and manufacturer of integrated circuits, microprocessors and other electronic components, and the co-director of Intel Capital (1998 – 2001).*
Age 72	**Qualifications**
Director since 1995; Immediate Past Non-Executive Chairman of the Board	• Served as Non-Executive Chairman of the Board of Deluxe (2005 – 2012).
	• Served as the Board's Lead Independent Director, a role he had assumed in December 2003, until becoming Chairman in 2005.
Independent: ✓	• Experience in the information technology area and in overseeing investments in product development initiatives is well-suited to Deluxe's own transformational initiatives, many of which rely on the support of information technology.
	• As the longest tenured member of the Deluxe Board, as well as having served in a Board leadership role for nearly a decade, Mr. Nachtsheim also brings a unique historical perspective to the Board's role in guiding strategic discussions, together with a wealth of experience in managing the work of the Board and the role it plays in serving the interests of Deluxe shareholders.
	Active Committees: Audit; Corporate Governance (Chair)

Thomas J. Reddin	**Occupation**
	Managing Partner, Red Dog Ventures, LLC
	Background
	• *Principal of Red Dog Ventures, LLC, a venture capital and advisory firm for early stage digital companies, which he founded in 2007, and of which he has been the managing partner since June 2009.*
	• *Served as the Chief Executive Officer (2008 – 2009) of Richard Petty Motorsports, a multi-team NASCAR team.*
Age 56	• *Worked at LendingTree.com, an on-line lending exchange, including serving as Chief Marketing Officer (1999 – 2000); President and Chief Operating Officer (2000 – 2005); and Chief Executive Officer (2005 – 2007).*
Director since 2014	
Independent: ✓	**Qualifications**
	• 17 years' experience in the consumer goods industry, including 12 years at Kraft General Foods and five years at Coca-Cola USA, where he managed the Coca-Cola brand as Vice President of Consumer Marketing.
	• Brings a wealth of experience in the development and marketing of digital services and brand management, all of which are central components of Deluxe's growth strategy.
	• Mr. Reddin's extensive leadership experience, including serving on multiple public company boards, audit and compensation committees, further qualify him for his role as a member of the Board.
	• Currently serves on the boards of directors of Tanger Factory Outlet Centers, Inc., and Asbury Automotive Group, Inc., and has previously served on the boards of Premier Farnell PLC, Valassis Communications Inc. and R.H. Donnelley Corporation.
	Active Committees: Finance; Compensation (Chair)

| Martyn R. Redgrave

Age 64

Director since 2001; Non-Executive Chairman since 2012

Independent: ✓ | **Occupation**
Non-Executive Chairman of Deluxe and CEO of Agate Creek Partners, LLC

Background
Managing Partner and CEO of Agate Creek Partners, LLC, a professional governance and consulting services company co-founded by Mr. Redgrave in July 2014.
Executive Vice President and Chief Administration Officer (2005 – 2012); Chief Financial Officer (2006 – 2007); and as Senior Advisor (2012 – 2014) to L Brands, Inc. (formerly known as Limited Brands, Inc.), one of the world's leading personal care, beauty, intimate apparel and apparel specialty retailers.
Qualifications
In addition to bringing extensive operations management experience and financial and accounting acumen to the Board, Mr. Redgrave's background in overseeing the reporting systems and controls of complex business operations is particularly relevant to the work of the Deluxe Board.
Throughout his career, Mr. Redgrave has had direct involvement with matters similar to those encountered by Deluxe, such as operations management, financial reporting and controls, enterprise risk management, information technology systems, data management and protection, and access to capital markets.
His background also includes M&A financial analysis, a continuing area of importance for Deluxe.
Currently serves on the boards of directors of Popeyes Louisiana Kitchen, Inc., and Francesca's Holdings Corporation, and is chair of the audit committees of both companies.
Active Committees: Compensation; Corporate Governance |

Lee J. Schram	**Occupation**
	Chief Executive Officer of Deluxe
	Background
	• *CEO of Deluxe Corporation since 2006.*
	• *Began his career at NCR Corporation ("NCR") in 1983 where he held a variety of positions of increasing responsibility that included both domestic and international assignments; was Chief Financial Officer for Retail and Financial Group (2000 – 2002); Vice President and General Manager of Payment and Imaging Solutions in NCR's Financial Services Division (2002 – 2003); and Senior Vice President of NCR's Retail Solutions Division (2003 – 2006), where he was responsible for NCR's global retail store automation and point-of-sale solutions business, including development, engineering, marketing, sales, and support functions.*
Age 55	
Director since 2006	**Qualifications**
Independent: No	
	• Sole member of the Company's management represented on the Board.
	• Leads the development and execution of the Company's strategies. Both his experience at Deluxe and previous business experience provide him with significant expertise in operational, financial, strategic and management issues facing public companies and a deep understanding of motivating employees to ensure effective execution. Mr. Schram also has extensive experience with mergers and acquisitions.
	• Has served as a member of the board of directors of G&K Services, Inc., since November 2014.
	Active Committees: None

John L. Stauch	**Occupation**
	Executive Vice President & Chief Financial Officer, Pentair plc
	Background
	• *Executive Vice President and Chief Financial Officer of Pentair plc since 2007.*
	• *Chief Financial Officer of the Automation and Control Systems unit (2005 – 2007) of Honeywell International Inc.*
	• *Served as Chief Financial Officer and Information Technology Director of PerkinElmer Optoelectronics and various executive, investor relations and managerial finance positions within Honeywell International Inc. and its predecessor AlliedSignal Inc. (1994 – 2005).*
Age 52	
Director since 2016	**Qualifications**
Independent: ✓	
	• As Executive Vice President and Chief Financial Officer of Pentair plc since 2007, and a long-term financial executive, Mr. Stauch is a financial expert and has extensive direct experience with many aspects of public company strategy and operations.
	Active Committees: Audit; Finance

Victoria A. Treyger  Age 47 New Director Candidate Independent: ✓	**Occupation**
	Chief Revenue Officer of Kabbage Inc.
	Background
	• *Chief Revenue Officer of Kabbage Inc., a financial technology company that provides funding directly to small businesses and powers automated lending for financial institutions around the globe through its technology and data platform. Ms. Treyger served as Chief Marketing Officer from 2012-2015, and was promoted to Chief Revenue Officer in 2015 where she now oversees sales and marketing.* • *Served as Chief Marketing Officer of RingCentral (2010-2012) and Travelocity (2005-2010).* • *Worked at American Express and Amazon in various senior marketing, product, and general management roles (1997-2004).*
	Qualifications
	• Brings a wealth of experience in building great brands and scaling revenues through innovative sales and marketing. • Extensive experience with positioning, scaling, and driving growth with small businesses and financial institutions through sales channel strategy, digital and brand marketing, and analytics. • Currently serves as advisor or board member of several high-growth companies, including ZocDoc and Visual.ly.
	Active Committees: None

BOARD STRUCTURE AND GOVERNANCE

Board Oversight and Director Independence

Our business, property and affairs are managed under the general direction of our Board of Directors. In providing this oversight, the Board adheres to a set of Corporate Governance Guidelines designed to ensure that the Board has access to relevant information, and is structured and operates in a manner allowing it to exercise independent business judgment.

A critical component of our corporate governance philosophy is that a majority of our directors, and preferably a substantial majority, be individuals who meet strict standards of independence, meaning that they have no relationship with Deluxe, directly or indirectly, that could impair their ability to make objective and informed judgments regarding all matters of significance to Deluxe and its shareholders. The listing standards of the New York Stock Exchange ("NYSE") require that a majority of our directors be independent, and that our Corporate Governance, Audit and Compensation Committees be comprised entirely of independent directors. In order to be deemed independent, a director must be determined by the Board to have no material relationship with Deluxe other than as a director. In accordance with the NYSE listing standards, our Board has adopted formal Director Independence Standards setting forth the specific criteria by which the independence of our directors is determined, including restrictions on the nature and extent of any affiliations that directors and their immediate family members may have with Deluxe, its independent registered public accounting firm, or any commercial or not-for-profit entity with which Deluxe has a relationship, and which also require consideration of any relationship that may impair independence. Consistent with SEC regulations and NYSE listing standards, our Director Independence Standards also prohibit Audit and Compensation Committee members from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from Deluxe, other than in their capacity as Board or committee members. The complete text of our Director Independence Standards is posted on our website at www.deluxe.com under "About Deluxe – Investor Relations – Corporate Governance – Director Independence Standards."

Following its assessment, the Board has determined that every director and nominee, with the exception of Mr. Schram, satisfies our Director Independence Standards. The Board also has determined that every member of its Corporate Governance, Audit and Compensation Committees is independent.

In January 2016, the Board considered the fact that Mr. Metviner is the Chief Marketing Officer of Output Services Group, Inc. ("OSG"), which has two distinct business relationships with us: (1) during 2015, OSG acquired a company that purchases products and services from us in the ordinary course of business and (2) during 2015 we acquired a company that sells products and services to OSG in the ordinary course of business. The aggregate amount OSG paid to us for these purchases in 2016 was less than 0.1% of our gross revenues for 2016 and less than 2% of OSG's gross revenues for 2016. Based on the customary nature of these transactions, the fact that Mr. Metviner has no material interest in the transactions and the limited amounts involved in these transactions, our Board concluded that this relationship does not impair Mr. Metviner's independence.

In February 2017, when determining whether to nominate Ms. Treyger as a candidate for Director, the Board considered the fact that she is the Chief Revenue Officer of Kabbage Inc. ("Kabbage"), which has a small business relationship with us. Kabbage pays us a fee for referring small business loan customers to it. During 2016, the aggregate fees Kabbage paid to us were less than $37,000, which is less than 0.1% of our gross revenues for 2016 and less than 2% of Kabbage's gross revenues for 2016. Based on the customary nature of these transactions, the fact that Ms. Treyger has no material interest in the transactions, and the limited amount involved in these transactions, our Board concluded that this relationship does not impair Ms. Treyger's independence.

Corporate Governance Principles

As indicated above, our Board has adopted a set of Corporate Governance Guidelines to assist it in carrying out its oversight responsibilities. These Guidelines address a broad range of topics, including director qualifications, director nomination processes, director retirement policies, Board and committee structure and processes, director education, CEO evaluation, management succession planning and conflicts of interest. The complete text of the Guidelines is posted on our website at www.deluxe.com under "About Deluxe – Investor Relations – Corporate Governance – Corporate Governance Guidelines." A copy of the Guidelines is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Board Effectiveness and Evaluations

Our Board and each Board committee conduct annual self-evaluations of their performance and processes, which are overseen by the Board's Corporate Governance Committee. These evaluations are designed to ensure that the Board and committees are functioning effectively and to identify any issues or potential areas for improvement. In addition, every three years the Board undergoes an effectiveness evaluation conducted by an independent, third-party governance expert. The third-party evaluation was last conducted in 2014. The Board plans to undergo another third-party evaluation during 2017.

Code of Ethics and Business Conduct

All of our directors and employees, including our CEO, Chief Financial Officer and other executive officers, are required to comply with our Code of Ethics and Business Conduct ("Code of Ethics") to help ensure that our business is conducted in accordance with appropriate legal and ethical standards. Our Code of Ethics requires strict adherence to the letter and spirit of all laws and regulations applicable to our business, and also addresses professional conduct, including customer relationships, respect for co-workers, conflicts of interest, insider trading, the integrity of our financial recordkeeping and reporting, and the protection of our intellectual property and confidential information. Employees are required to bring any violations or suspected violations of the Code of Ethics to Deluxe's attention through management or our Law Department, or by using our confidential ethics and compliance hotline. The full text of our Code of Ethics is posted on our Investor Relations website at "About Deluxe – Investor Relations – Corporate Governance." The Code of Ethics is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Political Contributions Policy

One of the policies supporting our Code of Ethics and Business Conduct addresses political contributions. It is not our practice to make political contributions. We permit political contributions only upon written approval by our Executive Leadership Team in their capacity as the corporate Compliance Committee under our ethics and compliance program. The Compliance Committee has not approved any such contributions. We are a member of various trade groups that represent the interests of specified industries. However, as a part of those memberships, we have not provided funds specifically designated for political contributions.

Related Party Transaction Policy and Procedures

The Board maintains written procedures under which the Corporate Governance Committee is responsible for reviewing potential or actual conflicts of interest, including any proposed related party transactions and interlocking relationships involving executive officers and Board members. The Committee determines whether any such potential or actual conflicts would require disclosure under securities laws, cause a director to be disqualified from being deemed independent, or cause a transaction being considered by the Board to be voidable if the conflict were not disclosed. The Committee also considers whether the proposed transaction would result in a violation of any law or would otherwise be inappropriate in light of the nature and magnitude of any interest of the director or executive in the entity or transaction giving rise to the potential conflict.

The Committee may take those actions it deems necessary, with the assistance of any advisers it deems appropriate, in considering potential conflicts of interest. While it is expected that in most instances the Committee can make the necessary determination, where required by state law or warranted by the significance of the issue, the matter will be referred to the full Board for resolution.

Board Composition and Qualifications

Our Corporate Governance Committee also oversees the process for identifying, evaluating and recommending the nomination of candidates for the Board of Directors. While not maintaining a specific policy on Board diversity requirements, we do believe that our directors should have diverse backgrounds and possess a variety of qualifications, experiences and knowledge that complement the attributes of other Board members and enable them to contribute effectively to the evaluation of our business strategies and to the Board's oversight role. Deluxe also believes that a predominance of Board members should have a background in business, including experience in markets served by the Company or in which it is developing product and service offerings, and recognizes the benefit of Board members having an understanding of the methods by which other boards address issues common to publicly traded companies. We also believe the Board should include both actively employed and retired senior corporate officers, and that the Board should include directors with a mix of tenures. The Board believes that the diverse mix of skills, qualifications and experiences represented by the nominees (as addressed more fully in the section of this Proxy Statement entitled "ITEM 1: ELECTION OF DIRECTORS"), as well as its ongoing evaluation and continuous improvement processes (discussed above under heading "Board Effectiveness and Evaluations"), enables the Board to perform its responsibilities effectively.

The Board of Directors has established the following specific guidelines for nominees to the Board:

- A majority of the Board must be comprised of independent directors, the current standards for which are discussed above under "Board Oversight and Director Independence."

- As a general rule, non-employees should not be nominated for re-election to the Board after their 75th birthday, although the Board retains the ability to grant exemptions to that age limit where it determines that such an exemption will serve the interests of Deluxe and its shareholders.

- A non-employee director who ceases to hold the employment position held at the time of election to the Board, or who has a significant change in position, must offer to resign. The Corporate Governance Committee will then consider whether the change of status is likely to impact the director's qualifications and make a recommendation to the Board as to whether the resignation should be accepted.

- Management directors who terminate employment with Deluxe must offer to resign. The Board will then decide whether to accept the director's resignation, provided that no more than one former CEO of the Company should serve on the Board at any one time.

Other selection criteria used to evaluate potential candidates may include: successful senior level business management experience or experience that fulfills a specific Company need; prior experience and proven accomplishment as a director of a public company, which may include experience and accomplishment as a member of specific board committees; availability and commitment to attend Board and committee meetings; a reputation for honesty and integrity; interest in serving the needs of shareholders, employees and communities in which we operate; and compatibility with existing directors.

Director Selection Process

All Board members are elected annually by our shareholders, subject to the Board's right to fill vacancies in existing or new director positions on an interim basis. Based on advice from the Corporate Governance Committee, each year the Board recommends a slate of nominees to be presented for election at the annual meeting of shareholders.

The Corporate Governance Committee considers candidates recommended by members of the Board or recommended by our shareholders, and the Committee reviews such candidates in accordance with our bylaws and applicable legal and regulatory requirements. Candidates recommended by our shareholders are evaluated under the same criteria and using the same procedures as candidates recommended by Board members. In order for such shareholder recommendations to be considered, shareholders must provide the Corporate Governance Committee with sufficient written documentation to permit a determination by the Board as to whether such a candidate meets the required and desired director selection criteria and our Corporate Governance Guidelines applicable to directors, as outlined above. Such documentation and the name of the recommended director candidate must be sent by U.S. mail to our Corporate Secretary at the address indicated on the Notice of Annual Meeting of Shareholders. Our Corporate Secretary will send properly submitted shareholder recommendations to the Chair of the Corporate Governance Committee for consideration.

Our bylaws require any shareholder wishing to formally nominate a candidate at the annual meeting of shareholders to give written notice of the nomination to our CEO or Corporate Secretary no later than 120 days prior to the first anniversary of the previous year's annual meeting. The shareholder must attend the meeting with the candidate and propose the candidate's nomination for election to the Board at the meeting. The shareholder's notice must set forth as to each nominee (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the number of shares of our stock owned by the person, (4) the written and acknowledged statement of the person that such person is willing to serve as a director, and (5) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Exchange Act if the candidate had been nominated by or on behalf of the Board. No shareholders submitted director nominations in connection with this year's meeting. Any shareholders desiring to present a candidate at the 2018 annual meeting of shareholders must furnish the required notice no later than January 2, 2018.

When a vacancy or a new position on the Board needs to be filled, the CEO, in consultation with the Chair of the Corporate Governance Committee, drafts a profile of the candidate he or she believes would provide the most meaningful contributions to the Board as a whole. The profile is submitted to the Committee for approval. In order to properly staff its various committees and support its succession planning initiatives, the Board currently believes that a Board consisting of nine to eleven directors is the optimal size. The Committee has engaged third-party search firms to assist it in identifying suitable candidates for open director positions. The firms selected, as well as the specific terms of the engagement, are based on the specific search criteria established by the Committee. Members of the Board also are given the opportunity to submit names of potential candidates based on the profile developed. Each candidate is subject to an initial screening process after which the Committee selects the candidates that it wishes to interview. The Chair of the Board, the CEO and at least a majority of the Committee interviews each selected candidate and, concurrently with the interviews, the candidate must confirm his or her availability for regularly scheduled Board and committee meetings. The Committee also will assess each candidate's potential conflicts of interest and the ways in which his or her qualifications, experience and knowledge complement those of the members of the Board. The Committee reviews the interviewers' reports and recommendations, and makes the final determination as to which candidates are recommended for election to the Board. Depending on when suitable candidates are identified, the Board may decide to appoint a new director to serve on the Board until the next annual meeting of shareholders.

Meetings and Committees of the Board of Directors

There were seven meetings of the Board of Directors in 2016, of which two were special meetings and the other five were regular meetings. Each director attended, in person or by telephone, at least 75 percent of the aggregate of all meetings of the Board and its committees on which he or she served during the year. It is our policy that directors attend our annual shareholder meetings. Nine of the ten of our then-current directors attended our annual shareholder meeting in person in 2016; the other participated by telephone.

The Board of Directors currently has four standing committees:
- Audit Committee;
- Compensation Committee;
- Corporate Governance Committee; and
- Finance Committee.

Each of the Board committees has a written charter, approved by the Board, establishing the authority and responsibilities of the committee. Each committee's charter is posted on our Investor Relations website at "About Deluxe – Investor Relations – Corporate Governance." A copy of each charter is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126-2966.

The following tables provide a summary of each committee's responsibilities, the number of meetings held by each committee during the last fiscal year and the names of the directors currently serving on each committee.

Audit Committee

Principal Responsibilities
- Appoints and replaces the independent registered public accounting firm, subject to ratification by our shareholders, and oversees the work of the independent registered public accounting firm.
- Pre-approves all auditing services and permitted non-audit services to be performed by the independent registered public accounting firm, including related fees.
- Reviews and discusses with management and the independent registered public accounting firm our annual audited financial statements and recommends to the Board whether the audited financial statements should be included in Deluxe's Annual Report on Form 10-K.
- Reviews and discusses with management and the independent registered public accounting firm our quarterly financial statements.
- Reviews and discusses with management and the independent registered public accounting firm significant reporting issues and judgments relating to the preparation of our financial statements, including the adequacy of internal controls.
- Reviews and discusses with the independent registered public accounting firm our critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and other material written communications between the independent registered public accounting firm and management.
- Reviews and discusses with management our earnings press releases, including the use of any "pro forma" or "adjusted" information outside of generally accepted accounting principles, as well as financial information and earnings guidance.
- Oversees the work of our internal auditors.
- Reviews the effectiveness of Deluxe's legal and ethical compliance programs and maintains procedures for receiving, retaining and handling complaints by employees regarding accounting, internal controls and auditing matters.
- Reviews and discusses, with management and the Board, Deluxe's risk assessment and risk management practices.
- Receives, reviews, and oversees management responses to certain regulatory and other compliance audits.

Number of meetings in 2016: 8

Directors who serve on the committee:

Charles A. Haggerty, Chair (outgoing)
Neil J. Metviner
Stephen P. Nachtsheim
John L. Stauch

Compensation Committee

Principal Responsibilities
- Develops our executive compensation philosophy.
- Evaluates and recommends incentive compensation plans for executive officers and other key managers, and all equity-based compensation plans, and oversees the administration of these and other employee compensation and benefit plans.
- Reviews and approves corporate goals and objectives relating to the CEO's compensation, leads an annual evaluation of the CEO's performance in light of those goals and objectives, and recommends to the Board the CEO's compensation based on this evaluation.
- Reviews and approves other executive officers' compensation.
- Establishes and certifies attainment of incentive compensation goals and performance measurements applicable to our executive officers.
- Considers shareholder advisory votes related to executive compensation and considers risk related to the design of the Company's compensation programs.
- Retains and, in accordance with SEC requirements, determines the independence of consultants that assist in its activities.

Number of meetings in 2016: 5

Directors who serve on the committee:

Thomas J. Reddin, Chair
Ronald C. Baldwin
Cheryl E. Mayberry McKissack
Don J. McGrath
Martyn R. Redgrave

Corporate Governance Committee

Principal Responsibilities
- Reviews and recommends the size and composition of the Board, including the mix of management and independent directors.
- Establishes criteria and procedures for identifying and evaluating potential Board candidates.
- Reviews nominations received from the Board or shareholders, and recommends candidates for election to the Board.
- Establishes policies and procedures to ensure the effectiveness of the Board, including policies regarding term limits and retirement, review of qualifications of incumbent directors, and conflicts of interest.
- Establishes guidelines for conducting Board meetings.
- Oversees the annual assessment of the Board's performance.
- In consultation with the Compensation Committee, reviews and recommends to the Board the amount and form of all compensation paid to directors.
- Recommends to the Board the size, composition and responsibilities of all Board committees.
- Reviews and makes recommendations to the Board regarding candidates for key executive officer positions and monitors management succession plans.
- Develops and recommends corporate governance guidelines, policies and procedures.

Number of meetings in 2016: 4

Directors who serve on the committee:

Stephen P. Nachtsheim, Chair
Charles A. Haggerty (outgoing)
Neil J. Metviner
Martyn R. Redgrave

Finance Committee

Principal Responsibilities

- Evaluates acquisitions, divestitures and capital projects in excess of $10 million, and reviews other material financial transactions outside the scope of normal on-going business activity.
- Reviews and approves the Company's annual financing plans, as well as credit facilities maintained by the Company.
- Reviews and recommends policies concerning corporate finance matters, including capitalization, investment of assets and debt/equity guidelines.
- Reviews and recommends dividend policy and approves declarations of regular shareholder dividends.
- Reviews and makes recommendations to the Board regarding financial strategy and proposals concerning the sale, repurchase or split of Company-issued securities.

Number of meetings in 2016: 4

Directors who serve on the committee:

Ronald C. Baldwin, Chair
Cheryl E. Mayberry McKissack
Don J. McGrath
Thomas J. Reddin
John L. Stauch

Communications with Directors

Any interested party having concerns about our governance or business practices, or otherwise wishing to communicate with our Board, our independent directors as a group or any individual director, may submit their concerns in writing to the Non-Executive Chairman of the Board or the designated group or individual in the care of the Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126-2966.

Board Leadership Structure; Non-Executive Chairman; Executive Sessions

As stated in our Corporate Governance Guidelines, the Board does not maintain a strict policy regarding separation of the offices of Chairman and CEO, believing that this issue should be addressed as part of the Board's succession planning processes. The Board has, however, maintained a separation of the Chairman and CEO roles since November of 2005, when the Company was engaged in a search for a CEO to lead the Company's transformation. The Board has found this structure to be effective, both in allowing the CEO to focus on execution of the Company's strategy and assisting the CEO in managing the work of the Board. Martyn R. Redgrave has served as Non-Executive Chairman of the Board since August 1, 2012. Mr. Redgrave's duties include moderating meetings and executive sessions of the independent directors and acting as the principal liaison between the independent directors and the CEO with respect to Board governance issues.

Our independent directors make it a practice to meet in executive session without management present at each regular Board meeting. Likewise, all Board committees regularly meet in executive session without management.

Board Role in Risk Oversight

The Board takes an active role in risk oversight related to the Company, both as a full Board and through its committees. The Board regularly meets in executive session, among other things, to assess the quality of its meetings and to provide its observations to the CEO regarding the Company's business challenges and risk mitigation strategies.

In addition, the Company conducts an annual enterprise-wide risk assessment. A formal report is delivered to the Audit Committee, the chair of which provides a synopsis to the full Board, typically in December. Updates are provided at regularly scheduled meetings and more frequently if required. The objectives for the risk assessment process include (1) addressing the NYSE governance requirement that the Audit Committee discuss policies related to risk assessment and risk management; (2) developing a defined list of key risks to be monitored by the Audit Committee, Board and Company management; (3) determining whether there are risks that require additional or higher-priority mitigation efforts; (4) facilitating discussion of the risk factors to be included in the Company's SEC reports; and (5) guiding the development of the Company's internal audit plans.

In 2016, as in prior years, the risk-assessment process was conducted by members of our Assurance and Risk Advisory Services department working with the Executive Leadership Team and our Enterprise Risk Council, which consists of senior-level staff from the legal, finance and other shared services departments, as well as senior-level representatives from the Small Business Services and Financial Services business segments. Members of the Assurance and Risk Advisory Services department interviewed key department and functional leaders in the Company to identify and evaluate potential risks and associated mitigating factors and strategies. Any identified risks were prioritized based on the potential exposure to the Company, measured as a function of likelihood of occurrence and potential severity of impact if the risk were to materialize. The process included evaluating management's preparedness to respond to the risk. The risk profiles and current and future mitigating actions were discussed and refined during subsequent discussions with the Executive Leadership Team and other members of Company management. A summary of the results of the risk assessment process and our risk mitigation activities was presented to the Audit Committee, which furnished a report to, and facilitated a discussion with, the full Board.

Audit Committee Expertise; Complaint-Handling Procedures

In addition to meeting the independence requirements of the NYSE and the SEC, all members of the Audit Committee have been determined by the Board to meet the financial literacy requirements of the NYSE's listing standards. The Board also has determined that at least two members of the Audit Committee, Charles A. Haggerty, the current Audit Committee Chair, and John L. Stauch, are both "audit committee financial experts" as defined by SEC regulations.

In accordance with federal law, the Audit Committee has adopted procedures governing the receipt, retention and handling of complaints regarding accounting and auditing matters. These procedures include a means for employees to submit concerns on a confidential and anonymous basis through Deluxe's ethics and compliance hotline.

Compensation Committee Processes and Procedures

The authority and responsibilities of the Compensation Committee are governed by its charter, a copy of which can be found on Deluxe Corporation's Investor Relations website under "About Deluxe – Investor Relations – Corporate Governance," together with applicable laws, rules, regulations and NYSE listing standards.

The Compensation Committee is authorized to review and approve corporate goals and objectives related to the CEO's compensation, lead the Board's evaluation of the CEO's performance in light of those goals and objectives, and recommend to the Board the CEO's compensation based on the evaluation. The Committee is expected to engage the entire Board in its evaluation of the CEO's performance and in setting an appropriate level of compensation.

The Committee also reviews and approves base salary and incentive compensation levels, stock ownership targets, employment-related agreements and any unique benefit plans or programs for the members of the Executive Leadership Team. As part of this responsibility, the Committee evaluates and makes recommendations to the Board regarding the Company's compensation philosophy and structure, the design of incentive compensation plans in which executive officers participate, and all equity plans. It establishes incentive compensation goals and performance measurements for executive officers and determines the levels of achievement of each executive officer relative to the goals and measurements. Subject to limits imposed by the plans, applicable law and the Board, the Committee also oversees administration of equity-based plans, deferred compensation plans, benefit plans, retirement and Employee Retirement Income Security Act ("ERISA") excess plans, and is also responsible for determining the formula used to calculate contributions to the Company's current profit sharing plan. The Committee has delegated to management committees the responsibility to administer broad-based benefit plans and to oversee investment options and management of retirement and deferred compensation programs.

Although matters of director compensation ultimately are the responsibility of the full Board, the Compensation Committee works in conjunction with the Board's Corporate Governance Committee and its independent compensation consultants in evaluating director compensation levels, making recommendations regarding the structure of director compensation, and developing a director pay philosophy that is aligned with the interests of the Company's shareholders.

The Committee has the authority to engage compensation consultants to assist it in conducting the activities within its general scope of responsibility. The Committee retained Frederic W. Cook & Co. ("Cook & Co") as its independent consultant commencing January 1, 2017. The Committee has the sole authority to retain, terminate and approve the fees of a compensation consultant for the purpose of assisting in the evaluation of director, CEO and other executive compensation. Prior to retaining Cook & Co, the Committee assessed its relationship with the prospective consultant and determined that no conflicts of interest existed and that Cook & Co was independent of the Company. Among other factors supporting Cook & Co's independence, no fees were paid to Cook & Co in 2016.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. No member of the Compensation Committee has ever been an officer or employee of Deluxe. None of our executive officers serves as a member of the compensation committee of any other company that has an executive serving as a member of the Deluxe Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive serving as a member of the Compensation Committee.

Non-Employee Director Compensation

Directors who are also employees of Deluxe do not receive compensation for their service on the Board in addition to their compensation as employees. For 2016, non-employee directors each received a $70,000 annual Board retainer, payable quarterly, and the Non-Executive Chairman received an additional $100,000 annual retainer, also payable quarterly.

Non-employee directors are also compensated for their service on Board committees. Committee members are paid for their services on a retainer basis, with the retainer for each committee being based on the anticipated meeting frequency and overall responsibilities of the committee. For 2016, the committee retainer structure was as follows:

	Audit Committee ($)	Compensation Committee ($)	Corporate Governance Committee ($)	Finance Committee ($)
Chair Retainer	28,000	20,000	15,000	15,000
Other Member Retainer	13,000	9,000	7,000	7,000

Non-employee directors also received $1,500 for each approved Company site visit and director education program attended, up to a maximum of five per year. Directors also may receive additional compensation for the performance of duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members.

Deluxe maintains a Non-Employee Director Stock and Deferral Plan (the "Director Plan"), which is part of Deluxe's shareholder-approved 2012 Long-Term Incentive Plan (the "LTIP"). The purpose of the Director Plan is to provide an opportunity for non-employee directors to increase their ownership of Deluxe's common stock and thereby align their interests in the long-term success of Deluxe with those of other shareholders. Under the Director Plan, each non-employee director may elect to receive, in lieu of cash retainers, shares of Deluxe common stock having an equal value, based on the closing price of Deluxe's stock on the NYSE as of the quarterly payment date. The shares of stock receivable pursuant to the Director Plan are issued as of the quarterly payment date or, at the option of the director, credited to the director in the form of deferred restricted stock units. These restricted stock units are converted into shares of common stock and issued to the director on the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the Board or such other objectively determinable date as is elected by the director in his or her deferral election (for example, upon termination of service as a director). Each restricted stock unit entitles the holder to receive dividend equivalent payments equal to the dividend payment on one share of common stock. Restricted stock units issued pursuant to the Director Plan also convert into shares of common stock and become immediately issuable in connection with certain defined changes of control of Deluxe. All shares of common stock issued pursuant to the Director Plan are issued under the LTIP.

Under the terms of the Director Plan, non-employee directors also are eligible to receive other equity-based awards to further align their interests with shareholders and assist them in achieving and maintaining their established share ownership targets, and have been provided the opportunity to defer any equity grant awarded to them under terms similar to those described above for deferral of cash retainers and fees. Any stock options granted to non-employee directors must have an exercise price equal to the fair market value of Deluxe's common stock on the date of grant, and no more than 5,000 options may be granted to a non-employee director in any one year. Non-employee directors did not receive any option grants in 2016, but each non-employee director re-elected to the Board at last year's annual meeting received a grant of restricted stock on May 4, 2016, with a grant date fair value of $135,019, which shares vest on May 4, 2017. Each share of restricted stock entitles the holder to the rights of a shareholder, including the right to vote the shares of restricted stock and receive dividend equivalent payments, provided that non-cash dividend payments are held by Deluxe until the restricted stock vests, at which point they are paid to the holder. Equity grants to directors are recommended by the Compensation Committee, in consultation with the Corporate Governance Committee, and are ratified by the full Board.

Mr. Nachtsheim, the only non-employee director who was elected to the Board prior to October 1997, is also eligible for certain retirement payments under the terms of a Board retirement plan that has since been replaced by the Director Plan. Under this predecessor plan, he is entitled to receive an annual payment equal to the annual Board retainer in effect on July 1, 1997 ($30,000 per year) for the number of years during which he served on the Board prior to October 31, 1997. No further benefits are accruing under this plan. In calculating a director's eligibility for benefits under this plan, partial years of service are rounded up to the nearest whole number. Retirement payments do not extend beyond the lifetime of the retiree and are contingent upon the retiree's remaining available for consultation with management and refraining from engaging in any activity in competition with Deluxe. Mr. Nachtsheim is eligible to receive payments of $30,000 for two years following his retirement from the Board under this predecessor plan.

The following table summarizes the compensation earned by each non-employee director in 2016.

DIRECTOR COMPENSATION - 2016

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Total ($)
Ronald C. Baldwin	95,500	135,019	230,519
Charles A. Haggerty	100,000	135,019	235,019
Cheryl E. Mayberry McKissack	86,000	135,019	221,019
Don J. McGrath	94,250	135,019	229,269
Neil J. Metviner	93,000	135,019	228,019
Stephen P. Nachtsheim	97,000	135,019	232,019
Mary Ann O'Dwyer [3]	78,750	135,019	213,769
Thomas J. Reddin	91,750	135,019	226,769
Martyn R. Redgrave	187,500	135,019	322,519
John L. Stauch	45,000	110,623	155,623

1   Under the Director Plan, directors may elect to receive their fees in the form of stock, including the right to defer such stock into restricted stock units. Any stock or stock units issued under the Director Plan are equal in value to the cash fees foregone by the director. As a result, amounts reflected are the total fees earned by the directors, including amounts elected to be received in the form of stock or restricted stock units.

2   Amounts in this column reflect the aggregate grant date fair value of stock awards granted during the fiscal ended December 31, 2016 computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors received 2,183 shares of restricted stock or restricted stock units upon their re-election to the Board on May 4, 2016, other than Mr. Stauch who was appointed to the Board on July 7, 2016 and received 1,661 shares of restricted stock on July 7, 2016. These shares will vest one year from the date of grant. As of December 31, 2016 the aggregate number of shares of unvested restricted stock or restricted stock units for each director was 2,183, with the exception of Mr. Stauch who had a total of 1,661. The aggregate number of restricted stock units held by each director was as follows (2016 annual grant excluded): Mr. Baldwin, 4,424; Mr. Haggerty, 28,026; Mr. McGrath, 22,431; Mr. Nachtsheim, 29,019; Mr. Reddin, 4,148; Mr. Redgrave, 9,360.

3   Ms. O'Dwyer resigned from the Board effective July 5, 2016.

EXECUTIVE COMPENSATION

ITEM 2: ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS (REFERRED TO AS "SAY-ON-PAY")

We believe that it is appropriate to seek the approval of shareholders on the design and effectiveness of the compensation program for the Company's Named Executive Officers, and therefore are providing shareholders with the opportunity to cast an advisory (non-binding) vote, pursuant to Section 14A of the Exchange Act, as described below.

The Compensation Discussion and Analysis appearing below describes in greater detail the Company's executive compensation program and decisions made by the Compensation Committee in 2016.

The Company believes the compensation program for the Named Executive Officers is instrumental in helping the Company achieve its strong financial performance and executing against its strategy, and requests the vote of shareholders on the following resolution:

> **RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Deluxe's Named Executive Officers, as described in the Compensation Discussion and Analysis section, the compensation tables and the narrative disclosures that accompany the compensation tables set forth in this Proxy Statement.**

As an advisory vote, the vote on Item 2 is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders and will consider the outcome of this vote when making future compensation decisions for Named Executive Officers.

The Board of Directors recommends that you vote FOR the compensation of the Company's Named Executive Officers.

ITEM 3: ADVISORY VOTE TO APPROVE FREQUENCY OF SAY ON PAY VOTE BY SHAREHOLDERS ("SAY-WHEN-ON-PAY")

Our shareholders are entitled to indicate how frequently we should seek an advisory vote on the compensation of our Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Item 2 of this Proxy Statement. By voting on this Item 3, shareholders may indicate whether they would prefer an advisory vote on Named Executive Officer compensation once every one, two, or three years.

After careful consideration of this proposal, our Board, upon recommendation of our Compensation Committee, has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for our Company, and therefore our Board of Directors recommends that you vote for "One Year" as the interval for the advisory vote on executive compensation.

In formulating its recommendation, our Board of Directors considered that an annual advisory vote on executive compensation will allow our shareholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years or three years or you may abstain from voting.

The Say-When-on-Pay vote is advisory, and therefore not binding on our Company, our Compensation Committee or our Board of Directors. The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders on an advisory basis. Based on the voting results, our Board will determine the frequency of Say-on-Pay votes for the next six years.

The Board of Directors, upon recommendation of our Compensation Committee, recommends shareholders vote for the option of ONE YEAR as the frequency with which shareholders are provided an advisory vote on compensation of our Named Executive Officers.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis ("CD&A") describes the principles of our executive compensation program, how we applied those principles in compensating our executive officers for 2016, and how we use our compensation programs to drive executive performance. The following discussion should be read in conjunction with the various tables and accompanying narrative disclosure appearing in this Proxy Statement. Those tables and narrative disclosure provide more detailed information regarding the compensation and benefits awarded to, earned by, or paid to our CEO and the other Named Executive Officers, as well as the plans in which those officers are eligible to participate. At last year's annual meeting, our shareholders provided an advisory "say-on-pay" vote indicating their overwhelming support (over 95%) of the Company's compensation program for our Named Executive Officers. Our shareholders previously have supported the Board's recommendation that such say-on-pay votes be held annually. As a result, Item 2 presented in this Proxy Statement again seeks our shareholders' input on Deluxe's executive compensation program. This Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the tables provide information that will assist our shareholders in deciding how to vote on Item 2.

Executive Summary

In evaluating the Company's executive compensation practices for 2016, the Compensation Committee considered a number of factors, including the practices of a peer group of companies, general compensation trends, the compensation structure most appropriate in supporting the Company's strategic initiatives and driving shareholder value, and the views of our shareholders. Based on all of these factors, including the overwhelming shareholder support for our executive compensation program as demonstrated by the results of the "Say-on Pay" votes conducted at the Company's in 2014, 2015 and 2016 annual meetings, the Compensation Committee continued to apply the same effective principles and philosophy it had used in previous years in determining executive compensation. The goals of our executive compensation program are to attract and retain high-quality leadership talent, to reward our leaders for creating long-term value for our shareholders, and to support the ongoing transformation of our business. Our program is also designed to align the executives' long-term interests with those of our shareholders and motivate them to remain with the Company for long and productive careers. We believe our program combines a competitive mix of cash and equity, and short-term and long-term compensation, as well as a significant component of performance-based compensation, to appropriately incent our executive officers to achieve a balance between meeting annual goals and achieving long-term growth.

A significant portion of each executive officer's total compensation is linked to financial and other performance criteria, which is intended to deliver sustainable business results and drive shareholder value. While risk-taking is a necessary component in any successful business model, we employ a number of features in our compensation program that are designed to prevent inappropriate or short-sighted risk-taking, including Compensation Committee oversight of an annual evaluation of risk associated with our compensation programs. We believe the combination of compensation elements in our program provides the NEOs and our other executive officers with the appropriate incentives to create long-term value for shareholders while continuing to deliver strong performance year after year. We are focused on continuing to provide favorable returns for our shareholders while we pursue our transformative growth strategies.

Throughout 2016, we maintained our financial discipline and strategic focus, which led us to not only deliver revenue growth for the seventh consecutive year, but also higher operating income and operating cash flow while investing in many areas to improve our opportunities for long-term growth. We did so, moreover, in what continues to be a challenging business environment. Details of our performance in 2016 are contained in our Annual Report to Shareholders. Some highlights of that performance, and the value being created for our shareholders, include the following:

- Our consolidated revenue increased 4.3%, including Small Business Services segment revenue growth of 3.8% and Financial Services segment revenue growth of 9.8%;

- Our marketing solutions and other services revenue, an area of focus for growth, increased 15.9% and represented 33.4% of consolidated revenue;

- We delivered strong diluted earnings per share of $4.65, which was an increase of 6.7% over 2015;

- Our cash flow from operations increased 3.1%; and

- We continued to attract, develop and retain the leadership talent necessary to execute our strategy, and delivered positive performance against the strategic growth initiatives established under our annual incentive program.

We believe the structure of our executive compensation program has been and continues to be a critical factor in aligning the priorities of the Company's leaders to continue to deliver strong results again in 2017, while at the same time providing a solid foundation for continued success.

Compensation Objectives, Philosophy and Best Practices

We are committed to providing executive compensation that attracts, motivates and retains high-caliber executive talent for the benefit of our shareholders, supports our business objectives, and aligns the interests of our NEOs and other executive officers with the long-term interests of our shareholders. We believe these objectives are achieved by employing the following philosophy and best practices:

- Focusing the executive officers on consistently achieving both revenue and earnings growth;

- Annually evaluating the competitiveness and structure of our executive compensation programs relative to comparable companies;

- Targeting compensation at or near the median (50th percentile) of our peer group of companies, both for total compensation and separately for each element of compensation, but with Compensation Committee discretion to target compensation above or below median taking into account factors such as time in position, criticality of retention, and sustained performance;

- Providing performance-based pay through annual and long-term incentive opportunities that are based on the achievement of specific business objectives (i.e., pay-for-performance);

- Providing equity-based multi-year incentives that promote the creation of long-term shareholder value;

- Rewarding outstanding performance, without encouraging excessive risk-taking;

- Maintaining stock ownership requirements to ensure that our executive officers hold meaningful equity stakes in Deluxe, together with policies prohibiting transactions intended to hedge these ownership positions;

- Incorporating double-trigger vesting provisions in stock option and other equity-based awards upon a change in control;

- Implementing clawback provisions with respect to executive officers' incentive awards;

- Engaging an independent compensation consultant;

- Prohibiting the pledging or hedging of Company stock by our directors and executive officers;

- Maintaining non-competition and non-solicitation agreements with certain key employees; and

- Providing limited perquisites and no tax gross-up on perquisites.

Roles of Compensation Committee, Outside Compensation Consultants and Management in Compensation Decisions

Our executive compensation program is designed to align all components of pay opportunity (base pay, annual incentive pay, long-term incentive pay, and benefits) at or near the median of the market, for each component and as a whole, but with Compensation Committee discretion to target compensation above or below median taking into account factors such as time in position, criticality of retention, and sustained performance, and reward performance that meets or exceeds performance goals that are established, reviewed and approved each year by the Compensation Committee of the Board of Directors (sometimes referred to in this section as the "Committee"). In arriving at the appropriate levels of pay and incentive opportunities, the Committee also considers the degree to which the structure of the program rewards reasonable risk-taking and the overall cost of the compensation program so as to achieve proper balance between the need to reward employees and to deliver returns to Deluxe's shareholders. Accordingly, the Committee annually reviews the proportionate share of operating income used to reward employee performance through our incentive plans.

The Committee has responsibility for guiding our executive compensation philosophy and overseeing the design of executive compensation programs. The Committee is composed of "independent directors" as defined by NYSE corporate governance standards. In order to ensure a holistic view of the compensation and benefits provided to our executive officers, the Committee reviews on an annual basis a summary of all elements of compensation for each member of the Company's Executive Leadership Team. The Committee also monitors, with the support of management and the Committee's independent compensation consultants, best practices and emerging trends in the area of executive compensation, including recommended pay principles published by various trade, legal and advisory groups. The Committee remains focused on constructing an executive compensation program that will best serve the specific needs of Deluxe and the interests of our shareholders. We believe our program currently incorporates a responsible approach to pay structure, risk management and transparency.

The Committee has engaged, and regularly meets with, an independent compensation consultant to assist the Committee in making decisions regarding our executive compensation practices. On an annual basis, this assistance includes identifying industry trends and norms for executive compensation, reviewing and identifying the appropriate peer group companies and pay surveys, evaluating relevant competitive compensation data and incentive plan designs, and analyzing the relationship between pay and performance relative to peers. The consultant is selected by, and reports directly to, the Committee, and its primary contact is the Chair of the Committee. The Committee meets with its consultant in executive session without management present and conducts and annual report of the consultant's performance. In addition, the Committee evaluates the independence of its consultant.

Willis Towers Watson and its predecessors served as the Committee's independent consultant from 2001 through 2016. No conflicts or independence issues were deemed to exist in 2016. Among other factors supporting Willis Tower Watson's continued independence, the only services provided to the Company by Willis Towers Watson in 2016 consisted of the consulting services provided to the Committee on executive and director compensation matters, excepting only insurance brokerage services provide to the Company by a different division of Willis Towers Watson. In 2016, the Compensation Committee interviewed and ultimately selected Frederic W. Cook & Co., Inc. as the new independent compensation consultant to the Committee, effective January 1, 2017. In assessing the independence of Frederic W. Cook & Co., Inc., the Committee considered that the firm had not provided any other services to the Company in recent years.

Management supports the work of the Committee and its independent consultant by providing information and data, as requested, together with reports and presentations to assist the Committee in carrying out its chartered responsibilities. Company executives also make recommendations with respect to incentive plan targets in the context of management's business and operational plans. At the request of the Committee, the CEO attends each Committee meeting, meets with the Committee and independent consultant as necessary to discuss business strategy, and also meets with the Committee annually to discuss each executive officer's individual performance and make recommendations on incentive awards and adjustments to the base salaries of those executives. The Committee evaluates the CEO's performance each year and provides recommendations to the Board regarding the CEO's compensation based on that evaluation and current market data provided by the independent consultant.

Competitive Market Review and Peer Group

Consistent with its practice in prior years, for 2016, the Committee commissioned Willis Towers Watson to provide a competitive market review of Deluxe's executive compensation program in comparison to relevant information drawn from other companies' executive compensation practices. The data presented by Willis Towers Watson was used for analyzing the following: the nature, merit and recommended value of each pay component; the mix of base pay, annual incentive compensation, and long-term incentive values; and other compensation-related decisions.

Based on the recommendation of Willis Towers Watson, the Committee used two sources of data: (1) data from the publicly available proxy statements of a peer group of companies and (2) market data drawn from published, broad-based, third-party surveys of general industry compensation practices. The Committee reviewed data from a peer group of companies with which the Compensation Committee believes, after consultation with Willis Towers Watson, Deluxe competes in the market for executive talent. This group of companies is referred to as the "Peer Group." The Compensation Committee used Peer Group data to assist in determining the compensation of NEOs to the extent those NEO positions are comparable to the named executive positions at other companies within the Peer Group. In selecting companies for the Peer Group, the Compensation Committee considered various criteria, including, but not limited to, revenue size, market capitalization, industry relevance, business cycle and financial performance. As of December 31, 2016, the Peer Group was comprised of the following 17 companies:

ACCO Brands Corporation	Ennis Inc.	Jack Henry & Associates Inc.
CBIZ, Inc.	Equifax Inc.	Paychex, Inc.
Cenveo Inc.	Fiserv, Inc.	Total System Services, Inc.
DST Systems Inc.	Insperity, Inc.	Cimpress N.V. (f/k/a Vistaprint N.V.)
Dun & Bradstreet Corp.	Intuit Inc.	Web.com Group Inc.
EarthLink Inc.	Iron Mountain Inc.	

A high-level review of the continued propriety of the components of the Peer Group is conducted annually by the Compensation Committee and its independent consultant. For the three-year period ended December 31, 2016, Deluxe delivered a total shareholder return ("TSR") of 13.4%, ranking its TSR performance in the 44th percentile of the Peer Group.

The following table presents Deluxe TSR for each of the past three years, along with similarly calculated returns for the S&P MidCap 400 index, which we believe to be another appropriate comparison.

	2016	**2015**	**2014**	**3-Year Compound Annual Growth Rate**
Deluxe TSR	33.9%	(10.7%)	21.8%	13.4%
S&P MidCap 400 TSR	20.7%	(2.1%)	9.7%	9.0%
Deluxe Peer Group Average	17.0%	15.9%	4.9%	10.3%

Executive Compensation Program

The Compensation Committee seeks to design the executive compensation program in a manner that is competitive with and reflects the dynamics of the market in which the Company competes for talent. In constructing an overall compensation program, the Committee balances those components that are fixed (such as base salary and benefits) against components that are variable and require the achievement of certain levels of performance. The Committee also strives for a balance between compensation components that reward executives for the achievement of short-term goals with those that focus on the long-term growth of the Company. Each year the Committee reviews the form and value of long-term incentive grants to ensure alignment with the Company's overall compensation philosophy and to reward attainment of Company goals.

Elements of Compensation

For 2016, the principal components of our executive compensation program consisted of the following, each of which is addressed below in greater detail:

- base salary;

- annual incentive plan;

- long-term incentives in the form of stock options, restricted stock and a multi-year performance share plan;

- non-qualified deferred compensation plan;

- broad-based defined-contribution retirement plan; and

- cash allowance program in lieu of perquisites.

Compensation Mix

The primary components of compensation (base salary and performance-based pay in the form of annual and long-term incentives) for our NEOs in 2016 were allocated, at targeted levels of performance, to provide a greater weighting on performance-based pay compared to base salary. Performance-based pay is not guaranteed, but is awarded based upon successful achievement of pre-established criteria. The average target percentage of performance-based pay for the Named Executive Officers is 45 percent of total target compensation (including stock option awards), with the CEO at 63 percent of total target compensation (including stock option awards). Of the total performance-based compensation for the NEOs, approximately 54 percent is targeted to be long-term compensation, with the remaining 46 percent delivered through annual compensation. Compared to our general employee population, the Committee believes that executives, including the NEOs, should have a greater percentage of their total compensation dependent upon reaching performance targets, with a higher percentage than the general employee population oriented toward long-term objectives rather than short-term performance.

We use pay-for-performance principles throughout our executive compensation program. Adjustments in base pay are linked to performance through the annual performance evaluation process, with salary increase guidelines structured to provide greater base pay increases for those who achieve higher than a successful performance rating and lower increases, if any, for those who perform at a successful level or below. The Deluxe Corporation Annual Incentive Plan ("Annual Incentive Plan") and the performance share awards issued under the LTIP are similarly structured to provide an opportunity to earn higher payouts for performance above target and lower payouts, or none at all, for performance at less than target. The use of stock options and restricted stock as components of the LTIP also aligns our pay principles to long-term changes in shareholder value.

While the design of our executive compensation program is largely performance-based, we do not believe it encourages excessive risk-taking. We believe the combination of compensation elements in the program provides our executives with the appropriate incentives to create long-term value for shareholders by taking thoughtful and prudent actions to improve the Company's financial performance. In 2016, the financial metrics used in the Annual Incentive Plan continued to be operating income and revenue, with any payment under the revenue metric being subject to the achievement of a minimum operating income threshold. Performance share awards under the LTIP also are tied to achievement of minimum operating margins on marketing solutions and other services revenue, as well as threshold total shareholder return performance versus the Peer Group. Each year the Board of Directors reviews the operating plan that forms the basis for the financial performance factors incorporated into the variable compensation plans. This review by the entire Board helps ensure that the targets established under our incentive compensation plans incorporate a reasonable degree of risk and reward, while at the same time promoting a focus on long-term growth and sustainable financial performance.

Base Salaries

Base salaries provide a fixed level of cash compensation, and are designed to recognize different levels of responsibility within the Company and to attract high-quality, talented executives. Base pay compensates the executive officers for their normal, day-to-day responsibilities, and is reviewed annually. The CEO makes recommendations to the Compensation Committee for changes to each executive officer's base salary based on his or her individual performance and the market data presented by the Committee's independent compensation consultant. The Committee performs the same analysis with respect to the CEO's salary based on an annual evaluation of the CEO's performance by the Board's non-employee directors.

Base salaries of our executive officers generally are set at or near the median of salaries paid to executive officers of companies of similar size and in similar positions using the data gathered from the compensation surveys and the Peer Group data referenced above, and taking into account internal pay equity. Deviations from the median can be the result of experience in the position, individual performance exceeding or falling short of expectations, or the individual's scope of responsibilities. Base salaries are the basis for the other performance-driven programs discussed below, as well as our retirement program, in that target awards and contributions under these programs are calculated as a percentage of base salary. Base salaries in 2016 for each of the NEOs are shown in the Summary Compensation Table. Four of the five currently employed

Named Executive Officers, Messrs. Schram, McRoberts, Merritt and Godich received an increase in their annual base salary rate from 2015.

Annual Incentive Plan

The Annual Incentive Plan provides an incentive for achieving specified financial performance goals that the Company considers to be important contributors to shareholder value, which goals are established at or prior to the beginning of each year. Named Executive Officers and other officers and management employees selected by the Committee participate in the Annual Incentive Plan. For 2016, the target value was stated as a percent of base salary and, for the NEOs, was based on the market median of target annual incentive awards for comparable positions in the Peer Group. Deviations from the median can be the result of experience in the position, individual performance exceeding or falling short of expectations, or the individual's scope of responsibilities. Bonuses earned may exceed the target amount if performance goals are exceeded, and are less than the target amount if the performance goals are not fully attained, with no bonus payouts if our financial performance is below minimum thresholds. The Committee annually reviews the proportionate share of revenue and operating income used to reward employee performance through our incentive plans.

In 2016, the Annual Incentive Plan consisted of three components. The first two components were based on the Company's performance against specific revenue and operating income metrics. The third component consisted of a group of factors ("enterprise factors") developed to assess our progress in transforming our business, consistent with its strategic growth initiatives. Plan participants with specific business segment responsibilities had a portion of their bonus opportunities tied to the segment's financial results, as well as consolidated results.

Enterprise Factors	
Execute Key Strategic Enterprise Opportunities	Based on performance against Top Enterprise Strategic Opportunities
Continue to Improve Talent Management Effectiveness	Combination of metrics including attracting, developing and retaining talent through current Talent Management Effectiveness Cycle metrics
Strengthen Business Process in Support of Revenue Growth Transformation	Combination of metrics including effectively delivering on business line actions/cost reductions/cyber security implementations, etc.

Section 162(m) of the Internal Revenue Code ("Section 162(m)") places limits on the deductibility of compensation paid to certain executive officers that is not considered performance-based. In order to ensure that all payments to executive officers under the Annual Incentive Plan qualify as performance-based compensation for purposes of Section 162(m), a bonus pool based on the amount of net income (if any) generated by Deluxe during 2016 was established by the Committee at the beginning of the year, along with the maximum payments that could be allocated to each executive subject to Section 162(m). Payments made to these executive officers were based on the performance criteria applicable to other participants under the Annual Incentive Plan, and all such payments were less than the maximum amounts allocated to them under the Section 162(m) bonus pool.

In addition, in order to promote stock ownership by the Named Executive Officers and other participants, and to further align their interests with those of our shareholders, participants may choose to receive up to 100 percent of their Annual Incentive Plan payout in restricted stock units, in which case the Company will provide a 50 percent match on the amounts elected to be received in restricted stock units. The restricted stock units vest on the second anniversary of the date of the grant. We believe the 50 percent match and two-year vesting period encourage employee stock ownership and employee retention. In 2016, Mr. McRoberts elected to receive a portion of his Annual Incentive Plan payout in deferred restricted stock units.

Performance Measures and Objectives under the Annual Incentive Plan

For the Named Executive Officers and all other participants, the three components in determining incentive compensation for 2016 under the Annual Incentive Plan were adjusted revenue, adjusted operating income and the enterprise factors. "Adjusted revenue" and "adjusted operating income" are based on revenue and operating income as publicly reported by the Company in its consolidated financial statements, but include pre-defined adjustments to eliminate the effects of items that are not a part of the operating plan or are beyond management's control, such as the adoption of new accounting principles, asset impairments, certain mergers and acquisitions, asset dispositions and divestitures, restructuring charges, unforeseen changes in certain reserves, the effects of changes in foreign currency exchange rates, etc. The enterprise factors used in 2016 were intended to serve as leading indicators of the Company's success in executing its growth strategy and to supplement the financial performance metrics.

As indicated above, the Committee also retains discretion to make other adjustments to the financial measurement calculations, as long as these adjustments do not result in the payment to any Named Executive Officer or other participant in excess of his or her applicable Section 162(m) bonus pool allocation. We continue to believe revenue, operating income and the enterprise factors are critical drivers of our strategy to achieve profitable and sustainable revenue growth, and thereby create long-term value for our shareholders. Each component was weighted as shown below, with revenue and operating income target performance set in alignment with the Company's annual operating plan ("AOP") targets.

In establishing the metrics and payout scales for 2016 under the Annual Incentive Plan, targets were set at ambitious, yet achievable levels. We also continued to require that a minimum threshold of adjusted operating income be achieved before payments could be made under the adjusted revenue and operating income performance factors. We believe this minimum threshold serves as an effective control on imprudent decision-making, ensuring that the revenue growth achieved by the Company is profitable. Given the challenges presented by the economy in general, as well as the specific challenges confronted by small businesses and the continuing secular decline in the core check industry, the Company sought to balance its focus on growth with the need to establish financial performance targets for the year that would afford realistically achievable incentive opportunities for its employees, while at the same time requiring solid returns to its shareholders.

The target revenue and operating income for the Company were increased for the 2016 plan year to incent continued growth in 2016. In addition, the threshold payout levels for 2016 were set to be approximately equal to the adjusted revenue and operating income achieved by the Company for 2015. The following table illustrates the 2016 threshold and maximum performance levels compared to targets for the adjusted revenue and operating income factors, as well as the corresponding payout percentages (versus the target award opportunity) at each level of performance.

Performance Level	Adjusted Operating Income	Adjusted Revenue	Percent of Target Award (%)
Maximum	106.8% of AOP	103.6% of AOP	200%
Target	AOP	AOP	100%
Threshold	95.6% of AOP	94.3% of AOP	50%
Below Threshold	---	---	0%

For 2017, the structure of the Annual Incentive Plan will remain substantially the same as in 2016, but will reflect new adjusted revenue and operating income performance levels, as well as corresponding payout percentages.

Actual Annual Incentive Plan Payments

Our consolidated performance in 2016 fell short of the target performance levels for both adjusted operating income and revenue. As indicated above, for 2016, the Committee also established enterprise factors as a component of performance to be measured in assessing payments to be made under the Annual Incentive Plan. These factors consist of a group of quantitative and qualitative indicators intended to assess the Company's progress on various strategic initiatives. After assessing the Company's performance in the aggregate on the various metrics established for the enterprise factors, the Committee determined that participants should be awarded a payout of 110 percent of target for that component. The actual 2016 performance on all three components is summarized in the following table.

Measures (Dollars in Millions)	Target ($)	Actual ($)	Weighting (%)	Payout (% of target)
Adjusted Operating Income	$389.8	$385.3	35%	86.8%
Adjusted Revenue	$1,880.0	$1,844.3	45%	91.7%
Enterprise Factors / Initiatives	--	--	20%	110.0%
Blended Payout Percentage	--	--	--	93.6%

As indicated above, executive officers and other participants with specific business segment responsibilities also have a portion of their Annual Incentive Plan opportunity tied to the segment's adjusted revenue and operating income performance. Of the Named Executive Officers, Messrs. Filby and McRoberts had a portion of their Annual Incentive Plan opportunity tied to business segment performance. Business segment performance is evaluated on the basis of adjusted segment revenue and adjusted segment controllable operating income, which is adjusted segment operating income after removing allocations of corporate overhead costs. The Financial Services segment, for which Mr. Filby is responsible, delivered adjusted revenue at 99.0 percent of the targeted level of $503.7 million and adjusted controllable operating income at 104.6 percent of the targeted level of $158.6 million. The associated payout percentages at these levels of performance were 97.1 percent and 120.9 percent, respectively. With 30 percent of his incentive opportunity based on segment revenue results, 20 percent based on adjusted controllable operating income results for the segment, and 50 percent based on the consolidated performance, Mr. Filby's blended payout percentage for 2016 was 100.2 percent. The Small Business segment, for which Mr. McRoberts is responsible, delivered adjusted revenue at 95.1 percent of the targeted level of $1,254.4 million and adjusted controllable operating income at 89.7 percent of the targeted level of $383.1 million. The associated payout percentages at these levels of performance were zero, as the threshold level was not met for controllable operating income, which is the trigger for any payment award. With 30 percent of his incentive opportunity based on segment revenue results, 20 percent based on adjusted controllable operating income results for the segment, and 50 percent based on the consolidated performance, Mr. McRoberts' blended payout percentage for 2016 was 46.8 percent. The amounts earned by all Named Executive Officers under the Annual Incentive Plan for 2016 are included in the Summary Compensation Table appearing later in this Proxy Statement.

Long-Term Incentive Compensation

We provide our NEOs with long-term incentives that are directly linked to the value provided to our shareholders. Long-term incentive compensation for our executives generally is set at or near the median of long-term compensation paid to executives of companies of similar size and in similar positions using the data gathered from compensation surveys. Deviations from the median can be the result of experience in the position, individual performance exceeding or falling short of expectations, or the individual's scope of responsibilities. The LTIP consists of three components: options, restricted stock, and performance-based shares. Generally speaking, each of the three components accounts for approximately one-third of the total targeted value delivered to each participant in the program.

The performance share award calculation under the LTIP uses as metrics (1) our Marketing Solutions and Other Services ("MOS") Revenue, combined with Adjusted Operating Margin (referred to, collectively, as the "Performance Metrics"), and (2) Total Shareholder Return ("TSR") compared to averages for the Peer Group. The Performance Metrics and relative TSR are weighted equally in determining the amount of any performance share awards under the LTIP, and are measured over a three-year performance period. MOS is a category of products and services considered to be higher growth than the Company's other offerings and, therefore, MOS revenue is an important indicator of the Company's ability to achieve its long-term growth initiatives. To make any performance share awards under the LTIP, Deluxe must make significant progress in each year of the three-year performance period.

For 2016, the performance share payout amount under the LTIP can vary from 0 percent to 200 percent of the target award value, depending upon the performance level achieved for the three-year period ending December 31, 2018. No performance share award will be paid unless minimum MOS Revenue and Operating Margin thresholds are both met for the three-year period. Restricted stock awards vest in their entirety (also known as "cliff vesting") after a three-year period and further align the interests of the participants with those of our shareholders while promoting employee retention. As is the case with our Annual Incentive Plan, the 2016 performance share awards were structured to ensure that any payouts ultimately made to executives under the applicable award agreements will qualify as performance-based compensation for purposes of Section 162(m).

The stock options granted to our NEOs and other participants have a three-year vesting period, with one-third vesting on each anniversary of the grant date. The grant date for the options, restricted stock and performance shares generally coincide with the regularly scheduled February Compensation Committee meeting. The timing of the annual grants also aligns with the employee performance evaluation process and is outside of regularly scheduled stock trading blackout periods. In calculating the number of stock options required to deliver the targeted award value, the Committee uses a Black-Scholes valuation methodology based on a single-day pricing method, which is based on the closing price of the Company's common stock on the day of the grant.

The Company believes our LTIP design properly balances and achieves several critical objectives and best practices, including:

- Supporting and rewarding the achievement of our long-term business strategy and objectives;

- Encouraging decisions and behavior that will increase shareholder value;

- Reinforcing the pay-for-performance orientation of the overall executive compensation program;

- Enabling us to attract and retain high-quality key executive talent by providing competitive incentive and total compensation opportunities; and

- Promoting share ownership and facilitating achievement of the ownership guidelines.

All long-term incentive awards to the Named Executive Officers and other participants are granted on the same date, with the exception of awards made in conjunction with an individual's promotion or hire into the Company, or as necessary to facilitate retention of key employees.

For 2017, we believe the structure of the LTIP will remain substantially the same as in 2016, but will reflect a re-alignment of the mix of stock options, restricted stock, and performance shares from an equal weighting to 25%, 30%, and 45%, respectively, and the vesting schedule for future restricted stock grants is changing from our historical 3-year cliff vesting to 3-year ratable vesting to better align with Peer Group practices.

Performance Share Awards for Period Ending 2016

The performance metrics employed in connection with the performance share awards granted under the LTIP in 2014 (performance based stock awards paid out at the end of the three-year performance period) consisted of a combination of MOS Revenue achieved during the final year of the performance period (i.e., 2016) and the Company's Adjusted Operating Income Margin for 2016. In order to promote MOS Revenue growth over the term of the performance period, 50% of plan goals were based on achievement of specific MOS Revenues. The remaining 50% of plan goals were based on relative TSR performance over a three-year period versus the Peer Group, to facilitate a more direct alignment of the interests of the participants with the shareholders. Based on these combined levels of performance and the payout matrix that had been approved by the Compensation Committee at the beginning of the three-year performance period, the Committee approved performance share payouts under the LTIP in 2014 at 108.5% of the targeted award level for each participant, including the NEOs. Actual performance versus targets is illustrated in the following tables:

MOS REVENUE AND PROFITABILITY

	2016 Marketing and Other Services Revenue		
	Threshold	Target	Maximum
	$535M	**$600M**	**> $650M**
Performance Results		$617M	
Payout Modifier: Deluxe Adj. Operating Margin = 20.7% OI	75 - 100%	100 - 150%	150 - 200%
Payout Percentage (Interpolated)		117%	

TSR PERFORMANCE vs PEER GROUP

TSR Performance Period: January 1, 2014- December 31,2016					
Deluxe TSR Ranking in Peer Group	**<25 Peer Group Percentile**	**25 - 50 Peer Group Percentile**	**>50 - 75 Peer Group Percentile**	**>75 - <100 Peer Group Percentile**	**Ranked 1st 100 Peer Group Percentile**
Relative TSR Performance		44%			
Payout Range	0%	25% - 100%	>100% - 150%	>150% - <200%	200%
Payout %		100% [1]			

[1] The terms of the performance share awards provide that an actual TSR falling within one of the peer group percentile ranges will result in an actual payout of an amount within the payout range as determined by the Committee. In determining the payout amount for the LTIP awards made in 2014, the Committee determined the payout taking into account the following two factors: (1) 2016 TSR was significantly higher than the 3-year average TSR and (2) a very minor change in the end-of-year stock price would have moved the relative TSR to the 50th percentile of the Peer Group.

The resulting combined payout: 108.5% of targeted award level for each participant, including NEO's

Deferred Compensation Plan

The Deluxe Corporation Deferred Compensation Plan is intended to promote executive retention by providing a long-term savings opportunity on a tax-efficient basis. Under this plan, which complies with the requirements of Section 409A of the Internal Revenue Code ("Section 409A"), Named Executive Officers and other key employees may choose to defer up to 100 percent of base salary (less applicable deductions) and up to 50 percent of any Annual Incentive Plan payout into multiple investment options. This plan also contains a provision that restores benefits lost under the defined contribution retirement plan and the annual profit sharing plan due to Internal Revenue Code limits. Contributions for the Named Executive Officers under this provision for 2016 are reflected in the All Other Compensation column of the Summary Compensation Table. The investment options are similar to the investment options available to employees in the Company's broad-based retirement plans. The majority of payouts from this plan commence following termination of employment, based on elections made by the participants in accordance with, and subject to, any delays in payment that otherwise might be required by Section 409A.

Retirement Program

The Named Executive Officers are eligible to participate in the same qualified broad-based retirement plans that are available to most employees. The program consists of two components, a 401(k) plan and an annual profit sharing plan (under which contributions, if any, are based on our financial performance). The retirement program at Deluxe is regularly compared with retirement programs of companies that are in businesses similar to ours and/or are located in geographic areas from which we recruit talent to help ensure that the Company remains competitive in the market. The incremental value of benefits provided to the Named Executive Officers under this program is included in the All Other Compensation column of the Summary Compensation Table.

Personal Choice Program

All of our permanent (not interim) executive officers, including the Named Executive Officers, with the exception of our CEO, Mr. Schram, participated in the executive officer Personal Choice Program. The Personal Choice Program provides a fixed cash payment to participating executive officers in lieu of any other perquisites. The quarterly cash payment of $7,500 is intended to cover personal expenses typically incurred by executives as a result of their positions (such as financial and tax planning, vehicle mileage, etc.). The quarterly payments under this program are not grossed-up. As with the other compensation components, this program is assessed against market data regarding perquisite programs on an annual basis. The Company chose this program structure because it is more flexible for the executive officers, less administratively burdensome and less costly to the Company.

Stock Ownership Guidelines; Pledging and Hedging Policies

The Committee has established stock ownership guidelines for its executive officers and directors. The Committee annually reviews each executive officer's and director's progress toward attaining his or her ownership target. The 2016 target for the CEO is five times (5x) annual base salary, salary and for all other NEOs is two-and-one-half times (2½x) annual base salary, except Mr. Merritt, who is serving as interim Chief Financial Officer and does not have a target. The guidelines call for the targeted level of ownership to be achieved within five years of the date the individual becomes subject to the target. For purposes of calculating an executive officer's stock ownership under these guidelines, stock options are not included. While restricted stock and restricted stock units convertible into shares are included, only 60 percent of their value is counted toward the ownership target prior to vesting, based on the rationale that approximately 40 percent of such shares or units will be withheld or surrendered by the executive upon vesting to cover taxes. In the past twelve months, executives have generally continued to increase their actual share ownership, and the Committee reviews each individual's ownership on an annual basis. Each Named Executive Officer subject to the ownership guidelines has achieved his ownership target, or is so newly subject to the guidelines that the Committee has no reason to believe that the target will not be reached by his deadline.

In addition to the stock ownership guidelines, executive officers and directors are subject to share retention and holding period requirements. Under this policy, individuals who have not achieved their ownership targets must retain 100 percent of their net shares (i.e., shares remaining after exercise costs and applicable taxes are covered) upon the exercise of stock options and vesting of other equity awards, and are required to hold the shares until their individual ownership targets are met. The Company also maintains policies prohibiting directors and executive officers from pledging Company stock and from engaging in any transactions intended to hedge the economic risk of ownership in Deluxe stock. These policies prohibit executive officers and directors from directly or indirectly (i) purchasing any financial instrument or entering into any transaction that is designed to hedge or offset any decrease in the market value of the Company's stock (including, but not limited to, prepaid forward contracts, short sales, equity swaps, or collars) or (ii) pledging, hypothecating, or otherwise encumbering shares of Deluxe stock as collateral for indebtedness. This prohibition includes, but is not limited to, holding such shares in a margin account where such shares are used as collateral for a loan.

Clawback Practices

For many years, Deluxe has included clawback provisions in its equity agreements, which can be triggered for a broad range of misconduct by the award recipient. In 2009, the Company extended its clawback policy to cover the recoupment of annual bonus payments and other incentive award payouts, including awards under the Annual Incentive Plan and the LTIP, granted to officers who are subject to Section 16 of the Exchange Act. This extended policy took effect with awards granted in 2010, and covers situations where misconduct by the executive contributes to a restatement of the Company's financial statements. While the Company had adopted and broadened its clawback policy prior to the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the policy will be amended consistent with any forthcoming regulations under the Dodd-Frank Act after they are published.

Severance, Retention and Change of Control Arrangements

We maintain severance arrangements or agreements with each of our permanent (non-interim) executive officers, including the Named Executive Officers (collectively "arrangements"). The arrangements are intended to facilitate the executives' attention to the affairs of Deluxe and to recognize their key roles within the Company. If an executive officer's employment is terminated without "cause" by Deluxe or by the executive officer with "good reason," he or she is eligible to receive severance pay and benefits. The Severance Calculations table appearing later in this Proxy Statement, together with the narrative accompanying that table, explains in detail the benefits provided under these arrangements and the circumstances under which each NEO would be eligible for benefits under the arrangements. Receipt of these benefits is conditioned upon the Named Executive Officer entering into a release and agreeing to maintain the confidentiality of Company confidential information for a period of two years after termination of employment. Mr. Schram's employment agreement also requires that, for two years after he ceases to be employed by Deluxe, he will not engage in any business that competes with Deluxe, will not hire any Deluxe employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company. Messrs. Filby and McRoberts also are subject to agreements that contain similar restrictions for a one-year period after they cease to be employed by Deluxe.

The Company also maintains retention agreements ("Retention Agreements") with those current executives who became executive officers prior to 2010, which are addressed in greater detail in the narrative accompanying the Change of Control Calculations table in this Proxy Statement. In general, however, these Retention Agreements provide incentives for the executive officer to remain with Deluxe through a change of control, and provide certain benefits in the event the executive officer's employment is negatively impacted as a result of, or following, a change of control. In other words, benefits are not paid out automatically upon a change of control, but only if such executive officer's employment is negatively affected (i.e., a double trigger). Moreover, the severance arrangements described above do not apply if the executive officer's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the Retention Agreements. The Retention Agreements comply with Section 409A of the Internal Revenue Code, have a renewable term of two years, place a limit on tax gross-up payments, and provide a payment multiple of three times salary and bonus for the CEO, two times for Senior Vice Presidents, and one time for Vice Presidents on the Executive Leadership Team. No new Retention Agreements have been entered into by the Company, nor have any existing Agreements been amended, since 2010.

Advisory Vote on Say-on-Pay

At the 2016 annual meeting of shareholders, over 95% of our shareholders voted in support of our shareholders' advisory vote on the compensation of our Named Executive Officers ("say-on-pay").

The Compensation Committee considered the results of the say-on-pay advisory vote. Given that these results reflected strong support for our Named Executive Officers' compensation, the Committee did not make any changes to executive compensation policies and decisions as a result of the 2016 say-on-pay advisory vote. Nevertheless, we continue to monitor current and emerging best practices with respect to the design of executive compensation programs, assess our compensation programs in light of our strategic initiatives for delivering shareholder value, regularly assess risk inherent in our compensation programs, and solicit views of analysts and institutional investors in the course of our regular interactions with them.

As a result of an advisory vote of shareholders in 2011 strongly supporting the Company seeking a say-on-pay vote every year, we have held a say-on-pay annually since that time. Our shareholders are again asked to provide an advisory vote on the compensation of our Named Executive Officers as Item 2 appearing earlier in this Proxy Statement, and to provide an advisory vote to continue holding the say-on-pay vote every year as set forth in Item 3 of this Proxy Statement.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) limits the deductibility of compensation in excess of $1 million paid to certain executive officers unless such compensation qualifies as "performance-based compensation." Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of objective performance criteria established prior to the period for which it is applicable and must be pursuant to a plan that has been approved by Deluxe's shareholders. We expect that all compensation paid in 2016 to the NEOs under the plans and programs described above will qualify for deductibility, either because the compensation is below the threshold for non-deductibility provided in Section 162(m) or because the payment of such compensation complies with the performance-based compensation provisions of Section 162(m).

The Company believes that it is important to continue to be able to take all available tax deductions with respect to the compensation paid to its executive officers, and has taken such actions as may be necessary to continue to qualify significant portions of executive compensation as performance-based under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and be incorporated by reference into Deluxe Corporation's Annual Report on Form 10-K for the year ended December 31, 2016.

MEMBERS OF THE COMPENSATION COMMITTEE

Thomas J. Reddin, Chair
Cheryl E. Mayberry McKissack
Martyn R. Redgrave
Don J. McGrath
Ronald C. Baldwin

Executive Compensation Tables

The Summary Compensation Table, 2016 All Other Compensation Table, and Grants of Plan-Based Awards In 2016 Table presented on the following pages summarize the total compensation paid to or earned by our Named Executive Officers, which include (i) each of the individuals who served as Deluxe's Chief Executive Officer or Chief Financial Officer during any part of 2016, (ii) the next three most highly compensated individuals serving as executive officers at the end of the year, and (iii) any individuals who would have been included in (i) or (ii) but for the fact that the individual was not serving as an executive officer of Deluxe at the end of the last completed fiscal year. The following narrative is provided to help you understand the information presented in those tables.

The base salaries of the Named Executive Officers were generally set at or near the median for executive officers in similar positions at the Peer Group of companies identified earlier in the Compensation Discussion and Analysis section of this Proxy Statement. Reference also was made to data derived from broad-based compensation surveys, appropriately adjusted through the use of regression analysis ("regression data").

The Named Executive Officers also participate in the Annual Incentive Plan (AIP), under which cash bonuses can be earned based on pre-established performance criteria. The AIP also allows participants to receive some or all of their bonus payments in the form of restricted stock units. As explained in the footnotes accompanying the Summary Compensation Table, the cash portion of AIP bonus payments appears in the "Non-Equity Incentive Plan Compensation" column, while the portion of AIP bonuses paid in restricted stock units appears in the "Stock Awards" column. For 2016, the AIP performance criteria included adjusted revenue, adjusted operating income and enterprise factors, a pre-defined set of initiatives developed to support the Company's growth strategy. As discussed in the Compensation Discussion and Analysis section of this Proxy Statement, the Compensation Committee determined that the Company exceeded the threshold levels of performance established for the various criteria, and therefore approved AIP payments for 2016.

The Named Executive Officers also participate in our LTIP, which included awards of stock options, restricted stock and performance shares. The aggregate target value of LTIP awards approximates the median of long-term incentive compensation provided to executive officers in the Peer Group of companies or calculated using regression data. Except for awards granted on an individual's date of hire, LTIP awards to Named Executive Officers are granted on the same day as awards to all eligible employees. The exercise price of options is the closing price of Deluxe's stock on the grant date. The options vest annually in three equal installments beginning on the first anniversary of the grant date, and restricted stock vests all at once, on the third anniversary of the grant date, provided certain vesting conditions are met, or earlier if certain conditions are met following a change of control of Deluxe.

Targeted performance share award levels for 2016 under the LTIP are reported in the Grants of Plan-Based Awards in 2016 Table and are reflected in the Summary Compensation Table based on the probable outcomes of the performance conditions during the three-year performance period ending December 31, 2018. The actual payouts, if any, must be approved by the Committee before they are made. The performance share awards reported in the Grants of Plan-Based Awards in 2016 Table and Summary Compensation Table for 2016 employ a three-year performance period and measure the level of MOS Revenue achieved by the end of 2018, the Adjusted Operating Margin achieved by the Company, and the Company's TSR versus a peer group during the three-year period. The LTIP also establishes threshold levels of MOS Revenue, as well as TSR performance, before any performance shares can be earned. The prior, cash performance plan ("CPP") employed similar metrics, but was a cash-based incentive plan versus an equity-based plan. As indicated in the Summary Compensation Table and accompanying footnotes, a payout was made under the CPP for the performance period ending in 2014 and is reflected in the amounts reported as "Non-Equity Incentive Plan Compensation" for each of those years. Under the rules governing the reporting of compensation in the Summary Compensation Table, while equity-based incentive awards such as LTIP awards are valued and reported when granted, cash-based incentive awards such as CPP awards are not reported until actual payments are earned. As a result, reported NEO compensation for 2014 was elevated because it included both LTIP grants made in 2014 and a payout on CPP award that was granted in 2012.

The Named Executive Officers, other than the CEO, also participate in a program that provides a quarterly cash allowance for personal expenses typically incurred by executives, as discussed in the Compensation Discussion and Analysis section of this Proxy Statement.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation [4] ($)	Total ($)
Lee J. Schram Chief Executive Officer	2016 2015 2014	925,833 900,500 871,000	0 0 0	2,295,332 2,001,370 3,224,825	1,165,500 999,002 833,789	1,083,745 2,514,063 2,064,532	21,287 29,821 28,209	5,491,698 6,444,756 7,022,355
Edward A. Merritt VP – Investor Relations, Treasurer and interim Chief Financial Officer	2016	243,579	0	45,909	23,312	87,521	32,725	433,046
Malcolm J. McRoberts Senior Vice President, Small Business Services	2016 2015 2014	465,167 454,167 441,667	0 0 0	534,178 514,690 445,813	241,421 199,794 160,094	91,606 464,347 408,527	39,275 43,953 43,075	1,371,647 1,676,951 1,499,176
John D. Filby Senior Vice President, Financial Services	2016 2015 2014	471,000 469,167 460,000	0 0 0	380,393 386,923 331,143	193,139 193,146 160,094	235,870 544,533 497,644	39,275 44,108 43,240	1,319,677 1,637,877 1,492,121
Peter J. Godich Senior Vice President, Fulfillment	2016	313,333	0	196,733	99,899	146,710	39,275	795,951
Terry D. Peterson [5] Former Senior Vice President & Chief Financial Officer	2016 2015 2014	294,602 423,333 413,667	0 0 0	393,522 827,408 842,165	199,798 199,794 200,104	0 313,041 273,009	42,978 43,636 42,823	930,900 1,807,212 1,771,768

1 The amounts in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718 for awards of stock during the fiscal years ended December 31, 2016, 2015 and 2014. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's

Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. These amounts reflect an accounting expense and do not necessarily correspond to the actual value that may be realized by the NEOs. Stock awards included in this column are comprised of awards from two sources: restricted stock units received in lieu of cash under the Annual Incentive Plan (AIP), and equity-based awards under the LTIP.

Annual Incentive Plan (AIP) As described in the Compensation Discussion and Analysis section of this Proxy Statement, recipients of awards under the AIP may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units in lieu of cash, the amount of the cash foregone is increased at a match rate established by the Compensation Committee in determining the number of units awarded. For all years reported, the AIP match rate was 50 percent. For AIP awards earned during 2016, restricted stock units were granted on January 24, 2017 in lieu of cash compensation in the amount of 798 units ($58,757) to Mr. McRoberts.   For AIP awards earned during 2015, restricted stock units were granted on January 25, 2016 in lieu of cash compensation in the amount of 8,310 units ($427,139) to Mr. Peterson; and 2,226 units ($114,463) to Mr. McRoberts. For AIP awards earned during 2014, restricted stock units were granted on January 20, 2015 in lieu of cash compensation in the amount of 7,027 units ($428,155) to Mr. Peterson; and 1,882 units ($114,670) to Mr. McRoberts. The number of restricted stock units received was determined based on the closing price of the Company's common stock on the NYSE on the date of grant of such units ($73.63 on January 24, 2017, $51.40 on January 25, 2016, and $60.93 on January 20, 2015, respectively). The portion of each executive's AIP compensation paid in cash is included in the "Non-Equity Incentive Plan Compensation" column. The estimated possible threshold, target, and maximum values for the 2016 AIP, including the 50 percent match based on the individual elections made by each Named Executive Officer prior to the start of the plan period, are listed in Grants of Plan-Based Awards Table. For more information regarding the 2016 grants of non-qualified stock options, restricted stock, and performance share units, refer to the Grants of Plan-Based Awards table.

2   The amounts in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718 for awards of stock options during the fiscal year ended December 31, 2016, 2015, and 2014. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2016, 2015, and 2014, as applicable. These amounts reflect an accounting expense and do not necessarily correspond to the actual value that may be realized by the NEOs.

3   Amounts listed in this column reflect cash amounts paid to the Named Executive Officers under the AIP and CPP. As explained earlier in this Proxy Statement, CPP payouts (if any) appear in this column upon completion of the multi-year performance period associated with such award. Payouts were made under the CPP for 2014 and 2015. As described in the Compensation Discussion and Analysis section of this Proxy Statement and footnote 2 to this table, recipients of awards under the AIP may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units, the amount of the cash foregone is increased (or matched) at a rate established by the Compensation Committee in determining the number of units awarded. The ASC Topic 718 aggregate grant date fair value attributable to awards taken as restricted stock units is listed in the "Stock Awards" column, while the portion of AIP compensation paid in cash is included in this column. The estimated possible threshold, target and maximum values for the 2016 AIP, including the 50 percent match based on the individual elections made by each Named Executive Officer prior to the start of the plan period, are included in the Grants of Plan-Based Awards In 2016 Table. For 2016, the amounts reported relate entirely to the AIP. For 2016, Mr. McRoberts had an AIP payment of ($91,606), this included a ($80.77) residual stock calculation amount. For 2014 and 2015, the amounts include cash received under the AIP and CPP as follows: Mr. Schram, 2015 AIP ($1,261,938) CPP ($1,252,125), 2014 AIP ($1,202,032) CPP ($862,500); Mr. Peterson, 2015 AIP ($5 – a residual stock calculation amount or "true-up", representing the remaining cash value after the restricted stock calculation) CPP ($313,031), 2014 AIP ($9 true-up) CPP ($273,000); Mr. McRoberts, 2015 AIP ($178,100) CPP ($286,200), 2014 AIP ($178,527) CPP ($230,000); Mr. Filby, 2015 AIP ($258,333) CPP ($286,200), 2014 AIP ($257,644) CPP ($240,000).

4   A detailed description of the 2016 amounts listed in this column is contained in the "2016 All Other Compensation Table" immediately following this table. Note that the values for 2014 and 2015 have been

restated to exclude dividends and dividend equivalents received on unvested restricted stock and restricted stock units, respectively, which are factored into grant date fair value calculations and are not disclosed when paid.

5 Mr. Peterson resigned from Deluxe on September 9, 2016. As a result of his resignation, Mr. Peterson became ineligible to receive any non-equity incentive plan payout and also forfeited all unvested restricted stock awards and unvested stock options.

Amounts shown reflect the aggregate grant date fair value computed in accordance with ASC Topic 718 for the awards made during the fiscal years ended December 2014, 2015 and 2016.

2016 ALL OTHER COMPENSATION TABLE

Name	Perks and Other Personal Benefits [1] ($)	Tax Reimburse-ments ($)	Company Contributions to Defined Contribution Plans ($)	Other [2] ($)	Total ($)
Lee J. Schram	12,012	0	9,275	0	21,287
Edward A. Merritt	23,450	0	9,275	0	32,725
Malcolm J. McRoberts	30,000	0	9,275	0	39,725
John D. Filby	30,000	0	9,275	0	39,725
Peter J. Godich	30,000	0	9,275	0	39,725
Terry D. Peterson	22,500	0	9,275	11,203	42,978

1 Amount for Mr. Schram reflects the premium paid by the Company for a supplemental long-term disability insurance policy to provide him with coverage equal to two-thirds of his base salary in the event of a disability meeting the requirements of the policy. Amounts for all other Named Executive Officers except Mr. Merritt reflect a Personal Choice Program cash allowance. There is no tax gross-up for the supplemental coverage or the Personal Choice Program. Amount for Mr. Merritt reflects a temporary increase in cash compensation associated with his interim appointment as Chief Financial Officer.

2 Amounts listed are ERISA excess, benefit plan equivalent, and Paid Time Off (PTO) payout amounts. The amount for Mr. Peterson reflects a PTO payout as a result of his resignation.

GRANTS OF PLAN-BASED AWARDS IN 2016 TABLE

Executive Name / Plan Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Share of Stock[3]	All Other Option Awards: Number of Securities Under-lying Options [4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards [5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
		($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
Lee J. Schram											
LTIP – Restricted Stock	2/17/2016							21,464			1,165,495
LTIP – Options	2/17/2016								127,238	54.30	1,165,500
LTIP – PS – Performance Metrics	2/17/2016				3,552	10,765	21,530				508,539
LTIP – PS – TSR	2/17/2016				2,691	10,764	21,528				621,298
AIP [1]		578,646	1,157,291	2,314,583							
Deferred Stock Units [6]											

Edward A. Merritt											
LTIP – Restricted Stock	2/17/2016							429			23,295
LTIP – Options	2/17/2016								2,545	54.30	23,312
LTIP – PS – Performance Metrics	2/17/2016				71	216	432				10,204
LTIP – PS – TSR	2/17/2016				54	215	430				
AIP [1]		42,626	85,253	170,505							12,410
Deferred Stock Units [6]											
Malcolm J. McRoberts											
LTIP – Restricted Stock	2/17/2016							4,446			241,418
LTIP – Options	2/17/2016								26,356	54.30	241,421
LTIP – PS – Performance Metrics	2/17/2016				736	2,230	4,460				105,345
LTIP – PS – TSR	2/17/2016				557	2,229	4,458				128,658
AIP[1]		97,685	195,370	390,740	41,865	83,730	167,460				
Deferred Stock Units [6]	1/24/2017							798			58,757
John D. Filby											
LTIP – Restricted Stock	2/17/2016							3,557			193,145
LTIP – Options	2/17/2016								21,085	54.30	193,139
LTIP – PS – Performance Metrics	2/17/2016				589	1,784	3,568				84,276
LTIP – PS – TSR	2/17/2016				446	1,784	3,568				102,972
AIP [1]		143,383	286,766	573,532							
Deferred Stock Units [6]											

Peter J. Godich											
LTIP – Restricted Stock	2/17/2016							1,840			99,912
LTIP – Options	2/17/2016								10,906	54.30	99,899
LTIP – PSP – Performance Metrics	2/17/2016				305	923	1,846				43,603
LTIP – PSP – TSR	2/17/2016				231	922	1,844				53,218
AIP[1]		74,158	148,316	296,632							
Deferred Stock Units [6]											
Terry D. Peterson [7]											
LTIP – Restricted Stock	2/17/2016							3,680			199,824
LTIP – Options	2/17/2016								21,812	54.30	199,798
LTIP – PSP – Performance Metrics	2/17/2016				609	1,846	3,692				87,205
LTIP – PSP – TSR	2/17/2016				461	1,845	3,690				106,493
AIP [1]											
Deferred Stock Units [6]											

1 The amounts listed in the designated row for each Named Executive Officer reflect the estimated future cash payouts under the AIP for 2016 at the time the performance targets were established, based on each Named Executive Officer's advance election to receive any such payouts in cash (i.e., non-equity), restricted stock units (i.e., equity), or a combination of the two. The actual payouts under the AIP for 2016 are reflected in the Summary Compensation Table and a more complete explanation of the AIP appears in the Compensation Discussion and Analysis portion of this Proxy Statement.

2 The amounts listed in the designated rows for each Named Executive Officer derive from the performance shares granted under the Company's Long-Term Incentive Plan, as further explained below.

Long-Term Incentive Plan (LTIP). Amounts listed under the Long-Term Incentive Plan (LTIP) have their value shown in number of performance shares of the Company's common stock, at threshold, target and maximum levels. Performance shares awarded as a part of the Company's LTIP (shown in the table as "LTIP – PSP – Performance Metrics" and "LTIP – PSP – TSR") are subject to performance conditions during the period January 1, 2016 through December 31, 2018 and vest, if at all, upon satisfaction of the conditions and subsequent approval of the Compensation Committee. The number of performance shares granted at each level was determined based upon the closing price of the Company's common stock on the grant date ($54.30 on February 17, 2016). Table values of the performance shares are based on a Monte Carlo simulation and are as follows: performance metric awards valued at $47.24 and TSR awards valued at $57.72.

3   Reflects grants of restricted stock. Restricted stock vests all at once, on the third anniversary of the grant date. For more information, refer to the "Long-Term Incentive Compensation" section in Compensation Discussion and Analysis.

4   This column includes stock options awarded as a part of the Company's LTIP. Stock options have seven-year terms; one-third vest each year over three years, on the first, second and third anniversaries of the grant date. The exercise price of all options is the closing price of the Company's common stock on the NYSE on the grant date. For more information, refer to the "Long-Term Incentive Compensation" section in Compensation Discussion and Analysis.

5   The grant date fair value of options is based on the stock price at the time of grant multiplied by the Black-Scholes value. The Black-Scholes value on February 17, 2016 was 16.9% percent, or approximately $9.16 per option. Dollar values represent the accounting grant date fair value of performance share units, restricted stock units and, if applicable, stock options under ASC Topic 718. These amounts reflect an accounting expense and do not necessarily correspond to the actual value that may be realized by the NEOs.

6   The amounts for Mr. McRoberts include 798 shares, respectively, of deferred stock units granted in lieu of a portion of their Annual Incentive Plan payouts. The amounts listed have their value displayed in cash and reflect the estimated equity payout under the AIP for 2016 based on the executive's election to receive all, or a portion, of his payout in restricted stock units, which includes the 50% match provided on portions of the AIP payout elected to be received by the executive in the form of restricted stock units. The number of restricted stock units granted was determined using the close price of the Company's common stock on the grant date ($73.63 on January 24, 2017). Restricted stock units vest on the second anniversary of the grant date. In the event an executive's employment is terminated for reasons other than cause prior to the expiration of the restriction period, the executive would receive the base amount allocated to restricted stock units prior to the 50% match ("Base Amount"). If the executive resigns or is terminated for cause prior to expiration of the restriction period, he would receive the lesser of the Base Amount or the then current value of the units originally attributable to the Base Amount.

7   Mr. Peterson resigned on September 9, 2016 and, as a result, forfeited all unvested grants.

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR-END

Name	OPTION AWARDS				STOCK AWARDS			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [1] ($)
Lee J. Schram	54,200		25.59	2/16/2018	46,353 [5]	3,319,338	2,738 [10]	196,069
	106,000		25.45	2/16/2019	14,893 [6]	1,066,488	2,074 [11]	148,519
	95,800		38.80	2/20/2020	21,464 [7]	1,537,037	2,465 [12]	176,519
	42,956	21,479 [2]	50.32	2/27/2021			1,867 [13]	133,696
	21,387	42,775 [3]	67.08	2/12/2022			3,552 [14]	254,359
		127,238 [4]	54.30	2/17/2023			2,691 [15]	192,703
Edward A. Merritt	4,992		42.52	8/14/2020	2,275 [8]	162,913	77 [10]	5,514
	1,202	602 [2]	50.32	2/27/2021	2,688 [9]	192,488	58 [11]	4,153
	499	998 [3]	67.08	2/12/2022	463 [5]	33,155	58 [12]	4,153
		2,545 [4]	54.30	2/17/2023	347 [6]	24,849	44 [13]	3,151
					429 [7]	30,721	71 [14]	5,084
							54 [15]	3,867
Malcolm J. McRoberts	21,900		38.80	2/20/2020	1,882 [8]	134,770	526 [10]	37,667
	8,248	4,124 [2]	50.32	2/27/2021	2,226 [9]	159,404	398 [11]	28,501
	4,277	8,555 [3]	67.08	2/12/2022	3,176 [5]	227,433	493 [12]	35,304
		26,356 [4]	54.30	2/17/2023	2,979 [6]	213,326	373 [13]	26,711
					4,446 [7]	318,378	736 [14]	52,705
							557 [15]	39,887
John D. Filby	28,776		23.81	4/30/2019	3,176 [5]	227,433	526 [10]	37,667
	21,900		38.80	2/20/2020	2,879 [6]	206,165	398 [11]	28,501
	8,248	4,124 [2]	50.32	2/27/2021	3,557 [7]	254,717	477 [12]	34,158
	4,135	8,270 [3]	67.08	2/12/2022			361 [13]	25,851
		21,085 [4]	54.30	2/17/2023			589 [14]	42,178
							446 [15]	31,938
Peter J. Godich	3,006	1,504 [2]	50.32	2/27/2021	1,158 [5]	82,924	192 [10]	13,749
	1,782	3,565 [3]	67.08	2/12/2022	1,241 [6]	88,868	145 [11]	10,383
		10,906 [4]	54.30	2/17/2023	1,840 [7]	131,762	206 [12]	14,752
							156 [13]	11,171
							305 [14]	21,841
							231 [15]	16,542

1 Based on the closing price of Deluxe common stock on the NYSE on December 30, 2016 ($71.61 per share).

2 Unvested portion of stock options granted on February 27, 2014, which fully vested on February 27, 2017.

3 Unvested portion of stock options granted on February 12, 2015, which will vest in two equal installments on February 12, 2017 and February 12, 2018.

4 Unvested portion of stock options granted on February 17, 2016, which will vest in three equal installments on February 17, 2017, February 17, 2018 and February 17, 2019.

5   Unvested restricted stock granted on February 27, 2014, which will vest on February 27, 2017.

6   Unvested restricted stock granted on February 12, 2015, which will vest on February 12, 2018.

7   Unvested restricted stock granted on February 17, 2016, which will vest on February 12, 2019.

8   Unvested restricted stock units granted on January 20, 2015, which will vest on January 20, 2017.

9   Unvested restricted stock units granted on January 25, 2016, which will vest on January 25, 2018.

10   Performance share units based upon Marketing Solutions and Other Services Revenue threshold of 33% granted on February 27, 2014. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis.*

11   Performance share units based upon total shareholder return threshold of 25% granted on February 27, 2014. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis*.

12   Performance share units based upon Marketing Solutions and Other Services Revenue threshold of 33% granted on February 12, 2015. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis*.

13   Performance share units based upon total shareholder return threshold of 25% granted on February 12, 2015. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis*.

14   Performance share units based upon Marketing Solutions and Other Services Revenue threshold of 33% granted on February 17, 2016. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis*.

15   Performance share units based upon total shareholder return threshold of 25% granted on February 17, 2016. A more detailed discussion can be found in the "Long-Term Incentive Compensation" section in *Compensation Discussion and Analysis*.

Mr. Peterson resigned on September 9, 2016, and, as a result, he forfeited all unvested equity awards.

2016 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lee J. Schram [1]	120,800	5,414,278	0	0
Edward A. Merritt [2]	0	0	1,999	134,173
Malcolm J. McRoberts [3]	28,200	1,171,992	2,128	108,847
John D. Filby	0	0	0	0
Peter J. Godich [4]	7,900	202,319	0	0
Terry D. Peterson [5]	73,735	2,209,022	8,056	412,064

1   Mr. Schram exercised 66,600 stock options (exercise price of $18.28 per share) and 54,200 stock options (exercise price of $25.59 per share) on November 11, 2016 at a value of $66.38 per share.

2   Mr. Merritt had 1,999 shares of restricted stock vest at a value of $67.12 per share on August 14, 2016.

3   Mr. McRoberts exercised 28,200 stock options (exercise price of $25.45 per share) on June 2, 2016 at a value of $67.01 per share. He also had 2,128 units of restricted stock vest at a value of $51.15 per share on January 21, 2016.

4   Mr. Godich exercised 7,900 stock options (exercise price of $38.80 per share) on May 10, 2016 at a value of $64.41 per share.

5   Mr. Peterson exercised 11,434 stock options (exercise price of $25.59 per share) and 20,752 stock options (exercise price of $25.45 per share) on May 10, 2016 at a value of $64.41 per share. He also exercised 3,063 stock options (exercise price of $25.45) on May 11, 2016 at a value of $63.27 per shares. He exercised 12,770 stock options (exercise price of $38.80) on October 4, 2016 at a value of $66.78 per share. He exercised 11,130 stock options (exercise price of $38.80) and 4,632 stock options (exercise price of $50.32 per share) on October 6, 2016 at a value of $66.60 per share. He exercised 5,677 stock options (exercise price of $50.32 per share) on October 7, 2016 at a value of $66.17 per share. He exercised 4,277 stock options (exercise price of $67.08 per share) on December 6, 2016 at a value of $69.12 per share. He also had 8,056 units of restricted stock vest at a value of $51.15 per share on January 21, 2016.

Mr. Peterson resigned on September 9, 2016. As a result, he forfeited all of his unvested restricted stock units and unvested stock options.

Deferred Compensation Plan

Deluxe's Deferred Compensation Plan permits eligible employees to defer annually the receipt of up to 100 percent of base salary, and up to 50 percent of bonuses. In connection with this Plan, Deluxe has created a non-qualified grantor trust (commonly known as a "Rabbi Trust") through which Deluxe's obligations under the Plan are funded. No assets are set aside for individual participants in the Plan, and the trust assets remain subject to the claims of Deluxe's creditors. Amounts deferred under the Plan are payable on the earliest to occur of a change of control of Deluxe, the participant's termination of employment, disability or death, or the date for payment selected by the participant, unless a delay in payments is otherwise required by Section 409A. Deferred amounts are credited with gains and losses based on the performance of deemed investment options (i.e., phantom funds) selected by the participant. Deluxe also may make ERISA excess payments and/or contributions of benefit plan equivalents to participants' accounts if IRS limits or the deferrals made by a participant under this Plan have the effect of reducing the contributions they otherwise would receive from Deluxe under the Company's qualified benefit plans.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Company Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Balance at Last FYE [3] ($)
Lee J. Schram	6,545	11,227	135,285
Edward A. Merritt	0	0	0
Malcolm J. McRoberts	1,948	30	7,940
John D. Filby	2,103	17	4,693
Peter J. Godich	395	29	7,586
Terry D. Peterson	1,631	2,003	28,611

1　Company contributions in the form of ERISA excess payments and benefit plan equivalents are made after the end of the year to which they relate. Contributions made in 2016 are reflected in this column. No amounts were deferred by the Named Executive Officers in 2016.

2　Amounts represent earnings on contributions and deferrals made in prior years. Participants in this plan allocate their deferrals into phantom funds similar to the funds available under the Company's qualified retirement plans. Amounts reported reflect the performance of these phantom funds.

3　The aggregate amounts reported in previous years' Summary Compensation Tables and deferred into this Plan were $102,629 for Mr. Schram; $0 for Mr. Merritt; $7,694 for Mr. McRoberts; $5,665 for Mr. Filby; $0 for Mr. Godich and $26,707 for Mr. Peterson.

Severance, Retention and Change of Control Arrangements

Deluxe has severance arrangements or agreements with each of its permanent (non-interim) Named Executive Officers. Mr. Schram's employment agreement contains provisions with respect to severance, and the other Named Executive Officers are subject to separate severance agreements (collectively "severance arrangements"). The severance arrangements are intended to facilitate each executive's attention to the affairs of Deluxe and to recognize their key role within the Company. Under Mr. Schram's employment agreement, he would be eligible to receive severance benefits if his employment were terminated without Cause by Deluxe or by him with Good Reason. "Good Reason" includes (1) a material reduction in authority, duties or responsibilities without his written consent; (2) a material reduction in his total compensation or a failure by the Company to comply with his employment agreement; (3) a termination of his employment by the Company in a manner that does not comply with his employment agreement; or (4) a request by the Company that he act or omit to act in a way that violates the Company's ethical guidelines or practices. Mr. Schram's employment agreement provides the following benefits if he is terminated by Deluxe without Cause or he terminates his employment for Good Reason: (1) 12 monthly payments of his then-current monthly base salary; (2) for a period of 12 months following completion of the initial 12 months of salary continuation, an additional monthly payment equal to the amount, if any, that his monthly base pay as of termination exceeds any monthly compensation he may earn from subsequent employment in that month; (3) executive level outplacement services for up to 12 months; and (4) an additional lump-sum payment of $13,000 to assist with expenses incurred in connection with his transition.

The severance arrangements with the other Named Executive Officers contain a similar definition of "Good Reason" and add, as an additional basis for resigning with Good Reason, a requirement to relocate more than 50 miles from his or her then current location. If these executives are terminated by Deluxe without Cause or the NEO terminates his or her employment for Good Reason, he or she will receive payments calculated on the same basis as the payments that Mr. Schram would receive, except that any additional monthly payment following the first 12 months of salary continuation would last for only up to six months. Receipt of these benefits by Mr. Schram or any other Named Executive Officers is conditioned upon the executive entering into a release of certain claims. The Named Executive Officers are required by their severance arrangements to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any Company employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company. Mr. Filby and Mr. McRoberts also are subject to agreements that contain similar restrictions for a one-year period after they cease to be employed by Deluxe.

The severance arrangements are not effective if the executive's employment is terminated following a change of control under circumstances that would entitle him or her to receive benefits under the retention agreements described below.

The Company maintains retention agreements ("Retention Agreements") with Mr. Schram and Mr. McRoberts (referred to in this section as "Executives") that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of a change of control, by reducing the distraction that could be caused by personal uncertainty about his or her compensation and benefits under those circumstances. Under the Retention Agreements, each of the participating Executives agrees to remain employed by Deluxe, and Deluxe agrees to continue to employ each Executive, until the second anniversary following a "Change of Control" (as that term is defined in the Retention Agreements). During the two-year period (the "Employment Period"), each Executive is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the Executive during the 180-day period prior to the date (the "Effective Date") of the Change of Control. The annual base salary of an Executive may not be reduced below that earned by the Executive during the twelve-month period preceding the Effective Date, provided, however, that the annual base salary may be reduced to an amount that is not less than 90 percent of the base salary in effect on the Effective Date pursuant to an across-the-board reduction of base salary similarly affecting all executive officers of Deluxe. In determining any increase in an Executive's base salary during the Employment Period, the Executive is to be treated in a manner consistent with other peer Executives. The Executives also are entitled to receive annual incentive payments during the Employment Period on the same basis as other peer Executives. During the Employment Period, each Executive is also entitled to participate in Deluxe's stock incentive, retirement, and other benefit plans on the same basis as Deluxe's other Executives, and the benefits to the Executives under such plans generally may not be reduced from those provided during the one-year period prior to the Effective Date.

If, during the Employment Period, Deluxe terminates a participating Executive's employment other than for "Cause" or "Disability," or the Executive terminates his or her employment for "Good Reason" (as those terms are defined in the Retention Agreements), the Executive is entitled to a lump-sum payment equal to the sum of any unpaid base salary, deferred compensation and accrued vacation pay through the date of termination, plus a pro-rated annual incentive payment for the year of termination based on the greater of (1) the Executive's target bonus under Deluxe's AIP in respect of the year in which the termination occurs or, if greater, for the year in which the Change of Control occurs (the "Target Bonus") and (2) the annual incentive payment that the Executive would have earned for the year in which the termination occurs based upon projecting to the end of that year Deluxe's actual performance through the termination date. In addition, the Executive is entitled to receive a lump-sum payment equal to a multiple of the sum of the Executive's annual base salary and the higher of the Target Bonus or the average of the Executive's annual incentive payments for the last three full fiscal years prior to the Effective Date, plus the amount that would have been contributed by Deluxe or its affiliates to the retirement and supplemental retirement plans in which the Executive participated prior to his or her termination. This multiple (hereinafter "payment multiple") is three times (3x) for the CEO, two times (2x) for the Senior Vice Presidents and one time (1x) for the Vice Presidents. Certain resignations and terminations in anticipation of a Change of Control also constitute qualifying terminations. After a qualifying termination of employment, the Executives are also entitled to the continuation of their medical, disability, life and other health insurance benefits for the number of years corresponding to the applicable payment multiple and to certain out-placement services.

The Retention Agreements generally eliminate a tax gross-up payment to the Executive if the after-tax benefit, including a gross-up payment, does not equal at least $50,000 when contrasted with a reduction in the payments under the Retention Agreement to a level that would not result in an excise tax under Section 4999 of the Internal Revenue Code. No new Retention Agreements were entered into by the Company in 2016, nor were any pre-existing Retention Agreements amended during the year.

Deluxe also has used standard forms of stock option, restricted stock and cash performance award agreements in conjunction with its LTIP that provide for vesting of the awards, in whole or in part, upon certain events, including termination of the employee without Cause or following a Change of Control. For equity-based awards, vesting upon a Change of Control only will occur if the acquiring or surviving entity fails to honor the award agreements with comparable equity, or if the employee is terminated without "Cause" or resigns for "Good Reason" (as those terms are defined in the applicable award agreement) following the Change of Control. For cash performance awards, if the employee is terminated without Cause or resigns for Good Reason more than one year into the performance period, they will be entitled to a pro rata payment of any payment to which they would otherwise have been entitled had their employment continued through the term of the agreement. If the termination without Cause or resignation for Good Reason is in connection with or following a Change of Control, the employee will receive, within forty-five days of their termination or resignation, a pro rata payment of the target award amount provided for in their agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of Mr. Schram's employment agreement, and the forms of retention agreement, severance agreement, stock option, restricted stock, performance share and cash performance award agreements, all of which are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

The following table illustrates the benefits that would be received by the current Named Executive Officers under the severance arrangements described above, assuming a hypothetical qualifying severance occurring on the last business day of the prior fiscal year.

SEVERANCE CALCULATIONS

Name	Salary Continuation [1] ($)	Outplacement [2] ($)	Stock Option Acceleration [3] ($)	Restricted Stock Acceleration [4] ($)	Other [5] ($)	Total ($)
Lee J. Schram	1,860,000	38,500	1,480,154	4,255,138	13,000	7,646,791
Edward A. Merritt [6]	183,431	5,445	40,591	65,093	0	294,560
Malcolm J. McRoberts	700,500	38,500	19,749	441,261	13,000	1,213,010
John D. Filby	706,500	38,500	284,446	418,326	13,000	1,460,792
Peter J. Godich	472,500	38,500	106,029	172,437	13,000	802,466

1 Except for Mr. Merritt, salary continuation benefits include twelve months of full salary, plus the difference in compensation otherwise earned by the individual after termination and their base salary at termination from Deluxe for an additional (a) twelve months for the CEO, and (b) six months for the other executives. Amounts shown assume no employment is secured after the initial twelve months, and therefore reflect maximum amounts payable.

2 Estimated cost of outplacement services for twelve months.

3 Accelerated vesting on stock options at the time of termination, with three months to exercise. The value is based on the closing price of Deluxe common stock on the NYSE on December 30, 2016 ($71.61 per share).

4 Pro-rata acceleration of vesting on restricted stock based on the date of termination. Value based on the closing price of Deluxe common stock on the NYSE on December 30, 2016 ($71.61 per share).

5 Lump-sum payment to assist with transition expenses.

6 The amount for Mr. Merritt reflects the standard Deluxe employee severance amounts, as Mr. Merritt is not subject to the executive severance arrangement due to his interim position.

CHANGE OF CONTROL CALCULATIONS

Name*	Type of Compensation	Due on Change of Control followed by termination by Company without Cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Lee J. Schram	Severance [1]	6,282,997	0
	Pro-Rata Bonus [2]	1,162,500	0
	Long-Term Cash Performance Plan[3]	2,853,548	0
	Vesting of Options [4]	713,092	0
	Vesting of Restricted Stock [5]	5,922,863	0
	Benefit Continuation [6]	128,296	0
	Outplacement [7]	25,000	0
	Total Payments Before Excise Tax	17,088,297	0
	Excise Tax Gross-Up [8]	0	0
	Total	17,088,297	0
Edward A. Merritt	Severance [1]	244,574	0
	Pro-Rata Bonus [2]	0	0
	Long-Term Cash Performance Plan[3]	61,391	0
	Vesting of Options [4]	16,804	0
	Vesting of Restricted Stock [5]	444,125	0
	Benefit Continuation [6]	13,000	0
	Outplacement [7]	38,500	0
	Total Payments Before Excise Tax	818,395	0
	Excise Tax Gross-Up [8]	0	0
	Total	818,395	0

*As reported earlier in this Proxy Statement, no Retention Agreements have been provided to executive officers since 2010. As a result, none of Mr. Filby, Mr. Merritt or Mr. Godich has entered into a Retention Agreement. Messrs. Schram and McRoberts have Retention Agreements because each was hired into a position eligible for a Retention Agreement prior to 2010.

Name	Type of Compensation	Due on Change of Control followed by termination by Company without Cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Malcolm J. McRoberts	Severance [1]	1,494,400	0
	Pro-Rata Bonus [2]	280,200	0
	Long-Term Cash Performance Plan[3]	582,776	0
	Vesting of Options [4]	142,599	0
	Vesting of Restricted Stock [5]	1,053,311	0
	Benefit Continuation [6]	49,560	0
	Outplacement [7]	25,000	0
	Total Payments Before Excise Tax	3,627,847	0
	Excise Tax Gross-Up [8]	0	0
	Total	3,627,847	0
John D. Filby	Severance [1]	706,500	0
	Pro-Rata Bonus [2]	0	0
	Long-Term Cash Performance Plan[3]	490,244	0
	Vesting of Options [4]	137,873	0
	Vesting of Restricted Stock [5]	688,315	0
	Benefit Continuation [6]	13,000	0
	Outplacement [7]	38,500	0
	Total Payments Before Excise Tax	2,074,433	0
	Excise Tax Gross-Up [8]	0	0
	Total	2,074,433	0
Peter J. Godich	Severance [1]	472,500	0
	Pro-Rata Bonus [2]	0	0
	Long-Term Cash Performance Plan[3]	236,952	0
	Vesting of Options [4]	59,580	0
	Vesting of Restricted Stock [5]	303,555	0
	Benefit Continuation [6]	13,000	0
	Outplacement [7]	38,500	0
	Total Payments Before Excise Tax	1,124,087	0
	Excise Tax Gross-Up [8]	0	0
	Total	1,124,087	0

1   Severance applicable under the Retention Agreements is equal to three times for Mr. Schram and two times for Mr. McRoberts, the total of (a) current base salary, plus (b) the greater of the individual's target annual bonus or the average actual bonus earned for each of the prior three years. For Messrs. Filby and Godich, severance benefits would be provided under the severance arrangements previously described, and are equal to twelve months of base salary plus the difference in compensation that would have been earned after severance and the base salary at termination from Deluxe for up to an additional six months. For Mr. Merritt, severance benefits are governed by the Severance Support Plan and are equal to nine months of base salary plus the difference in compensation that would have been earned after severance and the base salary at termination from Deluxe for up to an additional three months.

2   Pro-rata bonus applicable under the Retention Agreements is equal to the greater of target or actual performance for Messrs. Schram and McRoberts (amounts represent target bonus for both executives). Messrs. Merritt, Filby, and Godich are not eligible to receive this compensation.

3   Currently outstanding stock options do not vest upon a Change of Control unless the surviving entity fails to honor award agreements with comparable equity (i.e., a double trigger). Therefore, no accelerated vesting is assumed in the column titled "Due on Change of Control". The amount listed in the column titled "Due on Change of Control followed by termination by the Company without Cause or by Executive for Good Reason" reflects full acceleration of options. Intrinsic value of options was determined assuming a change of control price of $71.61, the closing stock price on the final day of the fiscal year.

4   No payout of the long-term share based performance plan award prior to the first year of performance; termination following the first year of performance but prior to the end of the performance period results in a pro-rata payout assuming target-level payout for share based performance plans. As a result, and reflected above, the 2016 award does not payout, the 2015 award pays out at target assuming two-thirds of the performance period has completed, and the 2014 award is assumed to be earned and not contingent upon a Change in Control. Performance share awards were valued assuming a change of control price of $71.61, the closing stock price on the final day of the fiscal year.

5   Currently outstanding restricted stock awards do not vest upon a Change of Control unless the surviving entity fails to honor award agreements with comparable equity (i.e., a double trigger). Therefore, no accelerated vesting is assumed in the column titled "Due on Change of Control". In addition to restricted stock held by each executive, the amount listed for Mr. McRoberts reflects accelerated vesting of restricted stock units elected to be received in lieu of a portion of his cash bonus under the Annual Incentive Plan. Restricted stock awards were valued assuming a change of control price of $71.61, the closing stock price on the final day of the fiscal year.

6   Assumes additional retirement benefit and annual medical, dental and vison (and disability for Mr. Schram) for three years for Mr. Schram and two years for Mr. McRoberts. Amounts include lump sum transitional payment for Messrs. Filby and Godich, and additional 18 months COBRA insurance for Messrs. Filby and Merritt.

7   Assumes full use of the 12-month executive outplacement program at an amount not to exceed $38,500 ($25,000 for Messrs. Schram and McRoberts).

8   The excise tax imposed by the Internal Revenue Code ("Code") on excess "parachute payments" is 20 percent. This excise tax, together with any corresponding tax gross-up, applies only if the total value of change of control payments calculated under Section 280G of the Code equals or exceeds three times the average annual compensation attributable to the executive's employment with Deluxe over the prior five-year period. As a result, the gross-up amount shown reflects the executive's unique earnings history with Deluxe and can vary significantly from year to year.

FISCAL YEAR 2016 AUDIT
AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The following is the report of the Audit Committee with respect to Deluxe's audited financial statements presented in its Annual Report to Shareholders for the fiscal year ended December 31, 2016, which include the consolidated balance sheets of Deluxe as of December 31, 2016 and 2015, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2016, and the notes thereto. This report also addresses certain matters related to our independent registered public accounting firm. The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Deluxe specifically incorporates it by reference in such filing.

The Audit Committee of the Board of Directors currently is comprised of the four undersigned directors, all of whom have been determined by the Board to be independent under the rules of the SEC and the NYSE. The Audit Committee acts under a written charter approved by the Board of Directors. The Audit Committee reviews the adequacy of that charter on an annual basis. A complete copy of the Committee's charter is posted in the News and Investor Relations section of Deluxe's website at www.deluxe.com under the "Corporate Governance" caption on the "Investor Relations" page.

Financial Statements

As stated in its charter, the Audit Committee assists the Board in monitoring the integrity of Deluxe's financial statements, the effectiveness of the internal audit function and independent registered public accounting firm, and Deluxe's compliance systems. In carrying out these responsibilities, the Audit Committee met with Deluxe management periodically during the year to consider the adequacy of Deluxe's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with PricewaterhouseCoopers LLP, Deluxe's independent registered public accounting firm, and with the appropriate financial personnel and internal auditors, and met privately on a regular basis with both the independent registered public accounting firm and with the internal auditors, each of whom reports to and has unrestricted access to the Audit Committee.

The Audit Committee reviewed with management and the independent registered public accounting firm Deluxe's 2016 audited financial statements and met with both management and the independent registered public accounting firm to discuss those financial statements and reports prior to issuance. Management has the primary responsibility for Deluxe's financial statements and the overall reporting process, including Deluxe's system of internal controls. Management has represented, and PricewaterhouseCoopers LLP has indicated in its opinion to the Audit Committee, that Deluxe maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2016, and that the financial statements were prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of Deluxe.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable Public Company Accounting Oversight Board standards.

The Audit Committee also received from, and discussed with, the independent registered public accounting firm the written disclosures and letter required by applicable requirements of The Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. As part of its efforts to ensure the independence of Deluxe's independent registered public accounting firm, the Committee maintains a policy requiring the pre-approval by the Committee of all services to be provided by the independent registered public accounting firm, and reviews all services actually performed by the independent registered public accounting firm in connection with its discussions regarding the independent registered public accounting firm's continued independence.

Based on the review and discussions referred to above, the Committee recommended to Deluxe's Board of Directors that Deluxe's audited financial statements be included in Deluxe's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has acted as Deluxe's independent registered public accounting firm since 2001. In determining whether to reappoint our independent registered public accounting firm, our Audit Committee undertakes an annual formal evaluation of the independent registered public accounting firm, during which it considers responses to questionnaires completed by members of the Audit Committee and management, the quality of its discussions with and the performance of the lead audit partner, the audit team assigned to our account, the overall strength and reputation of the firm and issues pertaining to auditor independence, including fees that our independent registered public accounting firm receives for non-audit services.

In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to us. Our Audit Committee is involved in the selection of the Company's audit partners pursuant to this rotation policy including meetings between the Chairman of the Audit Committee and candidates for that role, as well as discussion by the full Committee and with management.

MEMBERS OF THE AUDIT COMMITTEE

Charles A. Haggerty, Chair
Neil J. Metviner
Stephen P. Nachtsheim
John L. Stauch

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered for Deluxe by PricewaterhouseCoopers LLP during the years ended December 31, 2016 and 2015 were as follows:

	2016 ($)	2015 ($)
Audit Fees	2,168,450	1,781,000
Audit-Related Fees	437,999	211,023
Tax Fees	70,000	10,000
All Other Fees	1,800	1,800
Total Fees	2,678,249	2,003,823

The Audit Fees billed for the years ended December 31, 2016 and 2015 were for professional services rendered for audits of the annual consolidated financial statements and the Company's internal controls over financial reporting, reviews of the related quarterly financial statements included in Deluxe's quarterly reports on Form 10-Q filed with the SEC and consultations regarding accounting or disclosure treatment of transactions which were directly part of the audit. The fees also included professional services for audits of the separate financial statements of one of the Company's subsidiaries and review of responses to SEC comment letters.

The Audit-Related Fees in 2016 and 2015 related to independent testing of our Information Technology (IT) General Controls at Deluxe data centers and related reporting pursuant to American Institute of Certified Public Accountants (AICPA) standards. Also included in the fees were services related to assessments of certain IT matters.

Tax Fees in 2016 and 2015 consisted of fees for tax consulting services.

All Other Fees consisted of license fees for the use of a technical accounting research tool.

The Audit Committee approved all of the services and fees described above.

Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services

In order to assure that our independent registered public accounting firm is engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit Committee has adopted a policy which requires the Audit Committee to review and approve all services to be provided by PricewaterhouseCoopers LLP before the firm is engaged to provide such services. The Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee; provided, however, that a full report of any such delegated approvals must be given at the next Audit Committee meeting. The Audit Committee is required to specifically approve the fee levels for all services. Requests for approval of services must be jointly submitted to the Audit Committee by the independent registered public accounting firm and by one of the following: Deluxe's Chief Financial Officer, Deluxe Corporate Controller or Deluxe's Vice President Assurance and Risk Advisory Services, and must include (1) a joint statement as to whether, in their view, the request is consistent with the SEC's rules on auditor independence and (2) a reasonably detailed description of the proposed services. The complete text of our Audit and Non-Audit Services Pre-Approval Policy is posted in the News and Investor Relations section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Policy is available in print free of charge to any stockholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

ITEM 4: APPROVAL OF THE 2017 ANNUAL INCENTIVE PLAN

GENERAL

As explained in the Compensation Discussion and Analysis section of this proxy statement, annual incentive compensation is an integral part of our compensation program. In recent years, our management and highly compensated employees have received awards under Deluxe's 2012 Annual Incentive Plan, which expires on December 31, 2017. We are requesting your approval of the renewing plan in tandem with a request to renew our LTIP, discussed later in this proxy statement. The proposed 2017 Annual Incentive Plan (the "2017 Annual Incentive Plan" or "Plan"), if approved, would become effective on January 1, 2018. The purpose of this annual incentive plan is to advance the interests of Deluxe and its shareholders by attracting and retaining key employees, and by encouraging such employees to contribute to the continual success and growth of our business. The Plan also provides employees with an opportunity to increase their ownership of our common stock, which will align their personal interests with Deluxe's long-term success. As in the case of the current plan, the proposed 2017 Annual Incentive Plan is designed to reward executive officers and other key employees if specific, objective, predetermined performance goals are achieved during a performance period. The proposed Plan is substantially similar to the 2012 Annual Incentive Plan.

Subject to shareholder approval, the 2017 Annual Incentive Plan is designed so that certain compensation paid under the Plan will be tax deductible by Deluxe to the extent permissible under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) generally limits to $1,000,000 the amount that Deluxe is allowed each year to deduct for compensation paid to our chief executive officer and our three most highly compensated executive officers other than our chief executive officer (sometimes referred to as "Section 162(m) officers"). However, "qualified performance-based compensation" is not subject to this deductibility limit. The 2017 Annual Incentive Plan contains provisions necessary for certain incentive payments made under the Plan to qualify as performance-based compensation, including the requirement that Deluxe's shareholders approve the eligible participants, the business criteria upon which performance goals are based and a limit on the maximum amount that may be paid to a participant with respect to any performance period.

In accordance with the requirements of Section 162(m), the 2017 Annual Incentive Plan is being presented to shareholders for their approval. If the shareholders approve the Plan, certain incentive payments under the Plan would be deductible under Section 162(m) for the next five fiscal years. If the Plan is not approved by shareholders, no awards would be paid to the Section 162(m) officers under the Plan.

The complete text of the 2017 Annual Incentive Plan is attached as Appendix A to this proxy statement. The following summary is qualified in its entirety by reference to Appendix A.

SUMMARY OF THE 2017 ANNUAL INCENTIVE PLAN

Eligibility

Participation in the Plan would be limited to executive officers and other key employees selected by the Compensation Committee, but does not include non-employee directors. As of the date of this proxy statement, approximately 130 employees would be expected to be participants in the 2017 Annual Incentive Plan.

Administration

The Plan would be administered by the Compensation Committee of the Board, which consists solely of individuals who qualify as "independent" directors under the NYSE listing rules and "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. In addition, at least two members shall be "outside directors" within the meaning of Section 162(m). On or prior to the 90th day of each performance period under the Plan, the Compensation Committee must designate the participants, set the performance goals for the awards for the applicable performance period, determine the percentage of any match to be provided on that portion of awards participants elect to receive in the form of equity as opposed to cash, and determine the other terms and conditions of the awards. Before March 15 of the year following a performance period, the Compensation Committee would be required to certify the extent to which the applicable performance goals have been achieved and the payments to be made based on that certification. The Compensation Committee also would have the authority to construe, interpret and administer the Plan, and to make any determinations for the administration of the Plan in accordance with applicable law.

The Compensation Committee would have the authority to delegate any of its powers and duties under the 2017 Annual Incentive Plan to one or more of Deluxe's officers or a committee of such officers, unless such delegation would cause the Plan to fail to comply with the provisions of Section 162(m). In addition, the Compensation Committee would be prohibited from delegating its power to make determinations regarding awards for executive officers.

Determination of Incentive Awards; Payment; Recoupment of Awards

Awards granted to participants under the Plan would be specified as a dollar amount or percentage of annual base salary, as determined by the Compensation Committee. The right to receive payment of any award would be based solely on the attainment of one or more pre-established, objective performance goals selected by the Compensation Committee within the first 90 days of a performance period. For Chief Executive Officer and other Section 162(m) officers, performance goals would be based solely on one or more of the following business criteria: sales; margins; volume; cash flow; market share; revenue; earnings per share; share price; profits; earnings before interest expense and taxes; earnings before interest expense, interest income and taxes; earnings before interest expense, taxes, and depreciation and/or amortization; earnings before interest expense, interest income, taxes, and depreciation and/or amortization; return on equity, assets or costs; return on invested or average capital employed; economic value; or cumulative total return to shareholders. The Compensation Committee could designate other performance criteria for awards to participants who are not Section 162(m) officers of Deluxe. Performance goals could be set to relate to a particular individual, an identifiable business unit or Deluxe as a whole. Performance goals may be based on absolute standards or comparisons versus specified companies or groups of companies and may be applied at individual or various organizational levels. The Compensation Committee may determine that the performance goals may be set to include one or more objectively determinable adjustments, such as for acquisitions, divestitures, restructuring activities or asset write-downs, or for changes in applicable tax laws or accounting principles.

The maximum amount of any payment that could be made to an individual participant pursuant to the Plan for any performance period could not exceed $5,000,000. Once awards have been calculated under the predetermined criteria, the Compensation Committee could not make an adjustment that would increase the payment to any Section 162(m) officer for any performance period, but would have discretion to reduce the payment that would otherwise be payable under the performance criteria. The Compensation Committee would have the discretion to increase or decrease the amount of an award otherwise payable to any participant who is not a Section 162(m) officer.

The Compensation Committee could permit participants to elect to receive all or a portion of their incentive payment in the form of cash, shares of common stock, restricted stock units or a combination of these. All equity compensation paid to participants would be granted under and governed by the terms and conditions of Deluxe's 2017 Long-Term Incentive Plan, a copy of which is attached to this proxy statement and also is being submitted for shareholder approval (see Item 5 below). The Compensation Committee could also award additional shares of common stock or restricted stock units to participants who elect to receive their incentive payment in the form of equity (i.e., provide an equity match), provided that the value of all such shares and restricted stock units, combined with other awards payable to an individual participant under the Plan, would not exceed $5,000,000 for any performance period. Shares of common stock and restricted stock units would be granted under and governed by the terms and conditions of Deluxe's 2017 Long-Term Incentive Plan. We expect that a participant who receives restricted stock units would be entitled to dividend equivalent units for any dividends paid on the underlying common stock, which equivalent units would vest only when and to the extent that the restricted stock units vest. Participants may also elect to defer any incentive payments under the Plan in accordance with any available deferred compensation plan.

Incentive payments provided to Section 16 officers could be recouped from future payments or awards to the officer if the Company is required to issue a restatement of any financial statement filed with the SEC within twelve months after the end of a performance period under the Plan if the Compensation Committee determines that the participant's misconduct was a significant contributing factor to the restatement. The amount of the recoupment shall be determined by the Compensation Committee. Payments or awards under the Plan will also be subject to any recoupment policy that complies with Dodd-Frank Act requirements after they are published.

Amendment and Termination

The Board of Directors would have the authority to amend, alter, suspend, discontinue or terminate the 2017 Annual Incentive Plan without the approval of Deluxe's shareholders unless, in the absence of shareholder approval, such action would violate the rules or regulations of the NYSE or any other securities exchange that are applicable to Deluxe. The Plan would terminate by its terms on December 31, 2022. No awards could be granted under the Plan after it terminates, but outstanding awards could extend beyond the termination unless otherwise expressly provided in the Plan.

Federal Tax Consequences

The following is a summary of the principal federal income tax consequences generally applicable to incentive payments that could be made under the 2017 Annual Incentive Plan.

The amount of any cash or the dollar value of any common stock received outright and not subject to forfeiture, or common stock received upon vesting of restricted stock units granted in connection with the Plan, would be taxable as ordinary income to a participant. Subject to the usual rules concerning reasonable compensation, and assuming that, as expected, compensation paid under the Plan is "qualified performance-based compensation" within the meaning of Section 162(m), Deluxe would be entitled to a corresponding tax deduction no later than the time a participant recognizes ordinary income from an award under the Plan.

Participants who received shares of common stock pursuant to the Plan that were not transferable and subject to a substantial risk of forfeiture would be required, unless a special election were made pursuant to the Internal Revenue Code, to recognize ordinary income equal to the fair market value of such securities, determined as of the first time such securities become transferable or were not subject to a substantial risk of forfeiture, whichever occurred earlier. Deluxe would expect to be entitled to a corresponding tax deduction. It is not anticipated that there would be any tax consequences to Deluxe in connection with a subsequent disposition of any securities acquired by a participant.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2017 Annual Incentive Plan that were subject to shareholder approval. In addition, the Compensation Committee, in its sole discretion, will determine the number and terms of awards that will be granted under the Plan. Accordingly, it is not possible to determine the benefits that will be received by eligible participants if the Plan is approved by our shareholders. The closing price of a share of our common stock as reported on the NYSE on March 6, 2017, the record date for the annual meeting, was $73.42.

BOARD VOTING RECOMMENDATION

The Board of Directors recommends that you vote FOR the proposal to approve the Deluxe Corporation 2017 Annual Incentive Plan.

ITEM 5: APPROVAL OF THE 2017 LONG-TERM INCENTIVE PLAN

GENERAL

Deluxe's shareholders approved the Company's current Long-Term Incentive Plan in 2012 (the "2012 Long-Term Incentive Plan"). The 2012 Long-Term Incentive Plan expires on December 31, 2017. The Company proposes to replace the 2012 Long-Term Incentive Plan with the 2017 Long-Term Incentive Plan (the "2017 Long-Term Incentive Plan" or "Plan"), subject to shareholder approval. The 2017 Long-Term Incentive Plan contains substantially the same provisions as are contained in the 2012 Long-Term Incentive Plan. We are requesting shareholder approval of the new Plan to be assured that the Company has available a sufficient number of shares to meet its compensation objectives. If approved, the 2017 Long-Term Incentive Plan would immediately become effective and the 2012 Long-Term Incentive Plan would simultaneously terminate with respect to future awards. The Plan is intended to promote the interests of the Company and its shareholders by incenting management personnel to put forth maximum efforts for the success of our business and afford such personnel an opportunity to acquire ownership interests in the Company. Our compensation strategy is outlined in further detail in the Compensation Discussion and Analysis section of this proxy statement.

The 2017 Long-Term Incentive Plan would make 5 million shares available for awards under the Plan, plus shares remaining available under the 2012 Long-Term Incentive Plan. In accounting for usage of this authorized pool of shares, however, certain awards such as restricted stock, restricted stock units and stock-based performance awards (referred to as "Full Value Awards") would have the effect of reducing the available pool more than other awards, as further described below and in the Plan. The proposed Plan also would permit performance awards paid under it to be tax deductible to Deluxe under Section 162(m), as "qualified performance-based compensation," as did the 2012 Long-Term Incentive Plan.

If the 2017 Long-Term Incentive Plan is not approved by shareholders, Deluxe will continue to use the 2012 Long-Term Incentive Plan in its current form as the framework for its multiple year equity and cash-based incentive compensation program until its expiration date. However, after its expiration date, or if the authorized shares are depleted prior to its expiration date, we would not be able to continue to offer a long-term incentive program that employs equity awards, which could put us at a competitive disadvantage in recruiting and retaining talent, and also make it more difficult for us to align employee interests with those of our shareholders through a program that includes stock ownership.

The complete text of the Plan is attached as Appendix B to this proxy statement. The following summary is qualified in its entirety by reference to Appendix B.

SUMMARY OF THE 2017 LONG-TERM INCENTIVE PLAN

Key features of the 2017 Long-Term Incentive Plan include:

- The Plan is administered by our independent Compensation Committee

- The Plan utilizes a fungible share pool design under which each shared covered by Full Value Awards counts as 2.23 shares against the share reserve

- The Plan prohibits the grant of discounted stock options and stock appreciation rights

- Repricing of stock options and stock appreciation rights, including any cash buyout, is prohibited without shareholder approval

- No liberal share recycling of stock option or stock appreciation right awards

- Minimum one year vesting requirement for awards, except in limited circumstances – a one-year minimum vesting requirement was added to the 2017 Long-Term Incentive Plan

- No automatic acceleration of awards upon a change of control

- Any dividends and dividend equivalents are paid only when and to the extent that the underlying awards vest, and no dividends or dividend equivalents are paid with respect to stock options or stock appreciation rights

- Awards subject to clawback in connection with certain financial restatements

- No excise tax gross-ups

In determining the number of shares to authorize for issuance under the Plan, the Compensation Committee considered the information below with respect to the number of awards outstanding and shares available under the Company's existing equity compensation plans as of March 1, 2017:

	Current		After Approval of the Plan	
	Shares Reserved for Issuance of Outstanding Awards [1]	Shares Available for Future Awards	Shares Reserved for Issuance of Outstanding Awards	Shares Available for Future Awards
2000 Stock Incentive Plan (Terminated)	25,956	-0-	25,956	-0-
2008 Stock Incentive Plan (Terminated)	32,037	-0-	32,037	-0-
2012 Long-Term Incentive Plan	521,089	1,159,187	521,089	-0-
2017 Plan	-0-	-0-	-0-	6,159,187 [2]

_____

1   Shares reserved for issuance of outstanding awards at March 1, 2017 consist of the following:

	Types of Awards			
	Options/SARs	**Full Value Awards**	**Weighted Average Exercise Price of Options/SARS**	**Weighted Average Term to Expiration (years)**
2000 Stock Incentive Plan (Terminated)	-0-	25,956	N/A	N/A
2008 Stock Incentive Plan (Terminated)	227,745	32,087	$25.29	1.69
2012 Long-Term Incentive Plan	1,164,974	521,089	$57.93	5.29
2017 Plan	-0-	-0-	N/A	N/A

2   This count includes 1,159,187 shares remaining from the 2012 Long-Term Incentive Plan

The Compensation Committee also considered that the Company's three-year average burn rate was 2.08%, which is defined as the total number of shares subject to awards granted to participants in a single year expressed as a percent of basic weighted average common shares outstanding for the year. The Compensation Committee believes that the Company's burn rate is reasonable for a company of similar size in similar industries.

Accordingly, the Compensation Committee expects the shares authorized under the Plan to be sufficient to make awards of equity compensation for the next five fiscal years.

Shares Available For Awards

The 2017 Long-Term Incentive Plan would provide for the issuance of up to 5 million shares of common stock, plus any shares remaining available for issuance under the 2012 Long-Term Incentive Plan on the effective date of the new plan, subject to adjustment for any dividend or other distribution, recapitalization, stock split, merger or other similar corporate transaction or event affecting our shares of common stock, all of which may be granted as incentive stock options.

The Plan provides that no participant may be granted awards for more than 500,000 shares in the aggregate in any calendar year, the value of which award or awards is based solely on an increase in the value of shares after the date of grant of the award or awards. The Plan also provides that no participant may receive performance share awards payable for more than $5 million in value in the aggregate in any calendar year.

If any shares of common stock subject to any award or to which an award related were not purchased or are forfeited, or if any such award were terminated or has expired or was settled for cash without the delivery of any shares, the shares previously set aside for such awards would be available for future awards under the Plan. Shares delivered to the Company or withheld from an award for payment of an exercise price or tax withholding would not be available for future grants under the Plan. Cash proceeds from option exercises would not be usable to repurchase shares on the open market for reuse under the Plan. Shares underlying awards that allowed the holder to receive or purchase shares would be counted against the aggregate number of shares available under the Plan. In the case of Full Value Awards, the aggregate number of shares available for grants under the Plan would be reduced by the number of shares underlying such Full Value Award multiplied by 2.23, or if such an award were forfeited or terminated without delivery of the shares, the number of shares that again became eligible for grants would be multiplied by 2.23. In addition, if an award outstanding under a prior Deluxe equity plan, including the 2012 Long-Term Incentive Plan and the prior 2008 Stock Incentive Plan, on the effective date of the Plan has been not purchased or was forfeited or has terminated, expired or was settled for cash without the delivery of any shares, the shares subject to such award or portion thereof shall become available for awards under the Plan and, in the case of a Full Value Award under such plans, the number of shares shall be multiplied by 2.23.

Administration

The Compensation Committee would administer the 2017 Long-Term Incentive Plan and have full power and authority to determine when and to whom awards would be granted and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Plan and applicable law. Subject to the provisions of the Plan, the Compensation Committee could amend or waive the terms and conditions of an outstanding award, but would be prohibited from repricing outstanding stock options and stock appreciation rights without shareholder approval and from changing the time or form of payment of an outstanding award in a way that would cause an award to fail to comply with Section 409A of the Internal Revenue Code ("Section 409A"). The Compensation Committee would have authority to interpret the Plan and establish rules and regulations for its administration. In the event of a merger or similar transactions, the Compensation Committee could cause shares underlying outstanding awards to be converted into stock of the resulting entity or could cause the awards to be settled by a cash payment equal to the fair market value of the resulting shares reduced by the exercise price of the award or cancelled without payment if the fair market value did not exceed the exercise price. To the extent not inconsistent with applicable law or stock exchange rules, the Compensation Committee could delegate its powers and duties to one or more of Deluxe's officers, except that the Compensation Committee could not delegate any of its powers and duties with respect to individuals who were subject to Section 16 of the Exchange Act or in a way that would cause the 2017 Long-Term Incentive Plan to fail to comply with any of the requirements of Section 162(m).

Eligible Employees

Any employee or non-employee director of Deluxe or its affiliates selected by the Compensation Committee would be eligible to receive an award under the 2017 Long-Term Incentive Plan. As of the date of this proxy statement, if the Plan were in effect, approximately 130 employees and officers and ten non-employee directors would be eligible to be selected by the Compensation Committee to receive awards under the Plan.

Types of Awards and Terms and Conditions

The 2017 Long-Term Incentive Plan would permit the granting of:

• stock options;
• stock appreciation rights ("SARs");
• restricted stock and restricted stock units;
• performance share awards; and
• dividend equivalents.

Awards could be granted alone, in addition to, in combination with or in substitution for any other award granted under the Plan or any other compensation plan. Notwithstanding the foregoing, although a SAR could be granted in tandem with a non-qualified stock option, the recipient could exercise only one or the other and the shares would be counted only once toward reduction of the authorized share pool. Awards could be granted for no cash consideration or for such minimal cash consideration as might be required by applicable law, and could provide that upon the grant or exercise thereof, the holder would receive cash, shares of common stock or other securities, awards or property, or any combination of these. The exercise price per share under any stock option, the grant price of any SAR and the purchase price of any security which could be purchased under any other stock-based award could not be less than the fair market value on the date of grant of such option, SAR or award. Determinations of fair market value under the Plan would be made in accordance with methods and procedures established by the Compensation Committee, but the fair market value of Deluxe shares always would be based on the closing price of those shares on the relevant date.

The Plan requires at least a one-year minimum vesting period for time-based awards and a performance period of at least one year for performance-based awards, subject to limited exceptions in the case of a change of control, death, disability, awards received in lieu of other earned compensation and awards involving an aggregate number of shares not in excess of 5% of the Plan's share reserve.

The Plan also provides that no dividends or dividend equivalents may be paid with respect to stock options or SARs, and that any dividends or dividend equivalents paid on Full Value Awards will only be paid when and to the extent that the underlying awards are actually vested or earned.

Stock Options. Options granted under the Plan could not have terms longer than ten years, except that in the event the recipient of an incentive stock option owned more than ten percent of the Company's stock, the term of the option could be no longer than five years. Option recipients could exercise their options by tendering cash, shares of common stock or other consideration having a fair market value on the date the option was exercised equal to the exercise price, or 110% of the fair market value if the payment were in exercise of an incentive stock option by a participant who owned more than ten percent of the Company's stock. The Plan would not permit the grant of additional options to purchase shares of common stock to participants who exercised their options by delivery of shares in payment of the exercise price. The fair market value of incentive stock options granted to an individual in any one year could not exceed $100,000, and no options could be granted at an exercise price less than the fair market value of the underlying shares on the date of grant.

Stock Appreciation Rights. SARs granted under the Plan could not have terms longer than ten years. The holder of a SAR would be entitled to receive the excess of the fair market value, calculated as of the exercise date, of a specified number of shares of common stock over the grant price of the SAR, which can be no less than the fair market value of the underlying shares on the grant date.

Restricted Stock and Restricted Stock Units. Shares of restricted stock and restricted stock units would be subject to such restrictions as the Compensation Committee might impose (including any limitations on the right to vote or the right to receive dividends). These restrictions could lapse separately or in combination at any time, in installments or otherwise as the Compensation Committee determined. Restricted stock and restricted stock units could not be transferred by the holder until the restrictions established by the Compensation Committee lapsed. Holders of restricted stock units would have the right, subject to any terms and conditions imposed by the Compensation Committee, to receive shares of common stock at some future date. Except as otherwise determined by the Committee, upon termination of the holder's employment or service (as determined under criteria established by the Compensation Committee) during the applicable restriction period, shares of restricted stock and restricted stock units would be forfeited. The Compensation Committee also would retain the authority, when it found that a waiver would be in the best interests of Deluxe, to waive all or part of any remaining restrictions.

Performance Awards. Performance awards would give participants the right to receive payments based solely upon the achievement of certain performance goals during a specified performance period. With respect to performance awards intended to qualify as "performance-based compensation" under Section 162(m), the Compensation Committee would designate participants and establish the performance criteria and target awards for each award recipient within the first 90 days of each performance period. Performance goals would be based solely on one or more of the following business criteria: sales; margins; volume; cash flow; market share; revenue; earnings per share; share price; profits; earnings before interest expense and taxes; earnings before interest expense, interest income and taxes; earnings before interest expense, taxes, and depreciation and/or amortization; earnings before interest expense, interest income, taxes, and depreciation and/or amortization; return on equity, assets or costs; return on invested or average capital employed; economic value; or cumulative total return to shareholders. Performance awards not intended to constitute "performance-based compensation" under Section 162(m) may be based on such other performance goals as determined by the Compensation Committee.

The measure of performance would be set by reference to an absolute standard or a comparison with specified companies or groups of companies and would be applied at individual or organizational levels. The Compensation Committee may determine that the performance goals may be set to include one or more objectively determinable adjustments, such as for acquisitions, divestitures, restructuring activities or asset write-downs, or for changes in applicable tax laws or accounting principles.

Following the close of a performance period and prior to payment of any amount with respect to a performance award, the Compensation Committee would certify the attainment of applicable goals and such certification would occur in sufficient time to permit payment to be made by the fifteenth day of the third month following the end of the performance period. If a participant died, became permanently and totally disabled or if such participant's employment were terminated for some other reason, the Compensation Committee could provide for a pro rata payment of the award for periods leading up to the termination of employment.

Certain Awards to Non-Employee Directors. Each non-employee director would be eligible to receive or elect to receive his or her fees for service on the Board and its committees in shares of common stock or restricted stock units, and to defer the receipt of any such shares by filing with the Company an election to do so no later than December 31 of the year preceding the year to which the election would apply. Any director whose initial appointment to the Board occurred during the year would have 30 days from such appointment to file an election which would then apply to the remainder of the year. Each non-employee director also would be eligible to receive non-qualified stock options, stock appreciation rights, and restricted stock or restricted stock units.

If a participating director left the Board prior to the end of a fiscal quarter, the director would be paid the quarterly installment of the fees for the quarter in accordance with the director's previously filed election provided that the director would not continue or resume providing services to the Company.

Recoupment. Incentive payments or shares of stock units provided to a Section 16 officer could be recouped from future payments or awards to the officer if the Company is required to issue a restatement of any financial statement filed with the SEC within twelve months after the end of a performance period under the Plan if the Compensation Committee determines that the participant's misconduct was a significant contributing factor to the restatement. The amount of the recoupment shall be determined by the Compensation Committee. Payments or awards under the Plan will be subject to a recoupment policy that complies with Dodd-Frank Act requirements after they are published.

Duration, Termination and Amendment. Unless earlier discontinued or terminated by the Board of Directors, the 2017 Long-Term Incentive Plan would expire on the tenth anniversary of the effective date of the Plan. No awards could be made after that date, and no performance awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) could be granted after the annual meeting of shareholders in 2022 without their re-approval of the Plan with respect to performance awards. However, unless otherwise expressly provided in the Plan or an applicable award agreement, any award granted under the Plan prior to its expiration could extend beyond the end of such period.

The Board of Directors could amend, alter, suspend, discontinue or terminate the Plan at any time, although shareholder approval would be required for any action that would increase the number of shares available or the award limits under the Plan, or cause Deluxe to be unable, under the Internal Revenue Code, to grant incentive stock options. Shareholder approval also would be required for any action that, absent such approval, would violate the rules and regulations of the NYSE or any other securities exchange applicable to Deluxe.

Federal Tax Consequences

The grant of an option or SAR under the 2017 Long-Term Incentive Plan would not be expected to result in any taxable income to the recipient. The holder of an incentive stock option generally would have no taxable income upon exercising the option (except that a liability might arise pursuant to the alternative minimum tax), and Deluxe would not be entitled to a tax deduction when an incentive stock option was exercised. Upon exercising a non-qualified stock option, participants would recognize ordinary income equal to the excess of the fair market value of the shares of common stock acquired on the date of exercise over the exercise price, and Deluxe would be entitled at that time to a tax deduction in the same amount. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of common stock received would be taxable to the recipient as ordinary income and deductible by Deluxe. The tax consequence to a participant upon a disposition of shares acquired through the exercise of an option or SAR would depend on how long the shares were held and whether such shares were acquired by exercising an incentive stock option or by exercising a non-qualified stock option or SAR. Generally, there would be no tax consequence to Deluxe in connection with disposition of shares acquired under an option, except that Deluxe might be entitled to a tax deduction in the case of a disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Internal Revenue Code have been satisfied.

With respect to other awards that would be payable either in cash or shares of common stock and were either transferable or not subject to substantial risk of forfeiture, the holder of such an award would recognize ordinary income equal to the excess of (1) the cash or the fair market value of the shares of common stock received (determined as of the date of such receipt) over (2) the amount (if any) paid for such shares of common stock by the holder of the award, and Deluxe would be entitled at that time to a deduction for the same amount. With respect to an award that would be payable in shares of common stock that were restricted as to transferability and subject to substantial risk of forfeiture, unless a special election were made pursuant to the Internal Revenue Code, the holder of the award would recognize ordinary income equal to the excess of (a) the fair market value of the shares of common stock received (determined as of the first time the shares become transferable or not subject to substantial risk of forfeiture, whichever occurs earlier) over (b) the amount (if any) paid for such shares of common stock by the holder, and Deluxe would be entitled at that time to a tax deduction in the same amount. Subject to the usual rules concerning reasonable compensation, any performance awards intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m), would entitle Deluxe to a corresponding tax deduction at the time a participant recognizes ordinary income.

Under the 2017 Long-Term Incentive Plan, the Compensation Committee could permit participants receiving or exercising awards, upon such terms and conditions as it may impose, to surrender shares of common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the participant) or other property to Deluxe to satisfy federal and state tax obligations.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2017 Long-Term Incentive Plan. The Compensation Committee, in its sole discretion, will determine the number and types of awards that will be granted under the 2017 Long-Term Incentive Plan. Accordingly, it is not possible to determine the benefits that will be received by eligible participants if the 2017 Long-Term Incentive Plan is approved by our shareholders. The closing price of a share of our common stock as reported on the NYSE on March 6, 2017, the record date for the annual meeting, was $73.42.

BOARD VOTING RECOMMENDATION

The Board of Directors recommends that you vote FOR the proposal to approve the Deluxe Corporation 2017 Long-Term Incentive Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, with respect to our equity compensation plans, the number of shares of our common stock to be issued upon exercise of outstanding options, warrants and other rights to acquire shares, the weighted-average exercise price of these outstanding options, warrants and rights and the number of shares remaining available for future issuance under our equity compensation plans as of December 31, 2016.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by shareholders	1,625,823 [1]	$47.68 [1]	5,454,755 [2]
Equity compensation plans not approved by shareholders	None	None	None
Total	1,625,823	$47.68	5,454,755

1   Includes awards granted under our 2012 Long-Term Incentive Plan and our previous stock incentive plans. The number of securities to be issued upon exercise of outstanding options, warrants and rights includes outstanding stock options of 1,250,625, restricted stock unit awards of 139,439 and 235,759 shares subject to outstanding performance share awards. The number of performance shares reflects the target amount for awards outstanding as of December 31, 2016. The actual number of shares issued under our performance share awards will range between 0% and 200% of the target amount based on our performance relative to the applicable performance goals as determined by our Compensation Committee following the end of the performance period. The performance share and restricted stock unit awards are not included in the weighted-average exercise price of outstanding options, warrants and rights because they require no consideration upon vesting.

2   Includes 3,575,090 shares reserved for issuance under our Amended and Restated 2000 Employee Stock Purchase Plan and 1,879,665 shares available for issuance under our 2012 Long-Term Incentive Plan. Under the 2012 Long-Term Incentive Plan, full value awards such as restricted stock, restricted stock units and share-based performance awards reduce the number of shares available for issuance by a factor of 2.23, or if such an award were forfeited or terminated without delivery of the shares, the number of shares that again become eligible for issuance would be multiplied by a factor of 2.23.

ITEM 6: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm to examine Deluxe's financial statements and internal controls over financial reporting for the fiscal year ending December 31, 2017.

Pursuant to the Audit Committee's charter, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for fiscal year ending December 31, 2017 to the shareholders for ratification. Shareholder approval of this appointment is not required, but the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of the Company's shareholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Deluxe anticipates that representatives of PricewaterhouseCoopers LLP will be present at the meeting, will have the opportunity to make a statement if they so desire and will be able to respond to appropriate questions from shareholders.

The Board of Directors recommends that you vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

2018 SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included in the Proxy Statement for the annual meeting of shareholders in 2018 must be received by Deluxe's Corporate Secretary at 3680 Victoria Street North, Shoreview, Minnesota 55126-2966 no later than the close of business on November 19, 2017. Proposals received by that date will be included in Deluxe's 2018 Proxy Statement only if the proposals are proper for consideration at an annual meeting and are required for inclusion in the Proxy Statement by, and conform to, the rules of the SEC.

In accordance with the notice provisions contained in Deluxe's bylaws, a shareholder may present a proposal at the 2018 annual meeting of shareholders that is not included in Deluxe's Proxy Statement if proper written notice is given to Deluxe's Chief Executive Officer or Corporate Secretary at the Company's principal executive offices no later than the close of business on January 2, 2018. The notice must contain the information required by Deluxe's bylaws. You may obtain a copy of the bylaws by writing to Deluxe's Corporate Secretary.

OTHER BUSINESS

The Board of Directors does not intend to present any business at the meeting other than the matters specifically set forth in this Proxy Statement and knows of no other business scheduled to come before the meeting. If any other matters are brought before the meeting, the persons named as proxies will vote on such matters in accordance with their judgment of the best interests of Deluxe and its shareholders. The proxies solicited by Deluxe will confer discretionary authority on the persons named therein as proxies to vote on any matter presented at the meeting of which the Board of Directors did not have knowledge a reasonable time before Deluxe printed and mailed these proxy materials.

ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K

Shareholders who wish to obtain a copy of our 2016 Annual Report and/or a copy of the Form 10-K filed with the SEC for the year ended December 31, 2016, may do so without charge by viewing these documents on our Investor Relations website under "About Deluxe – Investor Relations – SEC Filings" or by writing to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

By order of the Board of Directors

J. Michael Schroeder
Corporate Secretary

APPENDIX A

DELUXE CORPORATION
2017 ANNUAL INCENTIVE PLAN

1.　　**ESTABLISHMENT.**

On May 2, 2017, the Board of Directors of Deluxe Corporation ("Deluxe"), upon recommendation by the Compensation Committee of the Board of Directors, approved an incentive plan for executives and key employees of the Company as described herein, which plan shall be known as the "Deluxe Corporation 2017 Annual Incentive Plan." This Plan shall be submitted for approval by the shareholders of Deluxe at the 2017 Annual Meeting of Shareholders, and no benefits shall be paid to Executives pursuant to this Plan unless and until this Plan has been approved by the shareholders.

2.　　**PURPOSE.**

The purpose of this Plan is to advance the interests of Deluxe and its shareholders by attracting and retaining key employees, and by stimulating the efforts of such employees to contribute to the continued success and growth of the business of the Company. This Plan is further intended to provide employees with an opportunity to increase their ownership of Deluxe common stock and, thereby, to increase their personal interest in the long-term success of the business in a manner designed to increase shareholder value.

3.　　**DEFINITIONS.** When the following terms are used herein with initial capital letters, they shall have the following meanings:

3.1　　**Base Salary** - a Participant's annualized base salary, as determined by the Committee, as of the last day of a Performance Period.

3.2　　**Code** - the Internal Revenue Code of 1986, as it may be amended from time to time, and any proposed, temporary or final Treasury Regulations or other authoritative administrative guidance promulgated thereunder.

3.3　　**Common Stock** - the common stock, par value $1.00 per share, of Deluxe.

3.4　　**Company** - Deluxe Corporation, a Minnesota corporation, and its subsidiaries or affiliates, whether now or hereafter established.

3.5　　**Committee** - the Compensation Committee, a standing committee of the Board of Directors of Deluxe, or such other committee as may be designated by the Board of Directors to administer the Plan; provided that if any committee other than the Compensation Committee is designated, such committee shall have at least two members, and shall consist exclusively of members of the Board of Directors who are "independent" as defined by the rules of the New York Stock Exchange and "non-employee directors" within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), or any successor rule or regulation. At least two members of the Committee shall be "outside directors" within the meaning of Section 162(m) of the Code, and if there are other members of the Committee who are not outside directors as so defined, any grant to, or determination with respect to, an Executive shall be made by a subcommittee of the Committee composed only of the outside directors as so defined.

3.6　　**Deferred Compensation Plan** - the Deluxe Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2011, and thereafter amended from time to time, or such other deferred compensation plan as may be designated by the Committee for purposes of making deferral elections pursuant to Section 6.1 for any Performance Period.

3.7　　**Executives** - all Participants for a given Performance Period designated by the Committee as "Executives" for purposes of this Plan. The Committee shall designate as Executives all Participants it reasonably believes may be "covered employees" under Section 162(m) of the Code for that Performance Period.

3.8 **Long-Term Incentive Plan** - the Deluxe Corporation 2017 Long-Term Incentive Plan, as amended from time to time.

3.9 **Match Percentage** - the percentage established by the Committee pursuant to the Plan as provided in Section 6.1 below.

3.10 **Maximum Award Percentage** - a percentage, which may be greater or less than 100%, as determined by the Committee for each Participant with respect to each Performance Period and with respect to each Performance Factor that corresponds to a specified level of performance of each Performance Factor.

3.11 **Other Participants** - all Participants for a given Performance Period who are not designated as "Executives" by the Committee for such Performance Period.

3.12 **Participants** - any management or highly compensated employees of the Company who are designated by the Committee prior to the start of a Performance Period as Participants in this Plan. Directors of the Company who are not also employees of the Company are not eligible to participate in the Plan. Participants shall be designated as either Executives or Other Participants by the Committee as provided in Section 4.3 below.

3.13 **Performance Factors -** the pre-established, objective performance goals selected by the Committee for each Participant with respect to each Performance Period and which shall be determined solely on account of the attainment of one or more pre-established, objective performance goals selected by the Committee in connection with the grant of an award hereunder; provided, however, that in the case of Other Participants, such performance goals need not be objective and may be based on such business criteria as the Committee may determine to be appropriate, which may include financial and nonfinancial performance goals that are linked to such individual's business unit or the Company as a whole or to such individual's areas of responsibility. The objective performance goals for Executives shall be based solely on one or more of the following business criteria, each of which may be based on absolute standards or comparisons versus specified companies or groups of companies and may be applied at individual or various organizational levels (*e.g.*, the Company as a whole or identified business units, segments or the like):

(a)   sales;

(b)   margins;

(c)   volume;

(d)   cash flow;

(e)   market share;

(f)   revenue;

(g)   earnings per share;

(h)   share price;

(i)   profits;

(j)   earnings before interest expense and taxes;

(k)   earnings before interest expense, interest income and taxes;

(l)   earnings before interest expense, taxes, and depreciation and/or amortization;

(m)   earnings before interest expense, interest income, taxes, and depreciation and/or amortization;

(n)   return on equity, assets or costs;

(o)   return on invested or average capital employed;

(p)   economic value; or

(q)   cumulative total return to shareholders.

In specifying the Performance Factors applicable to any Performance Period, the Committee may provide that one or more objectively determinable adjustments shall be made to the Performance Factors, which may include adjustments that would cause such measures to be considered "non-GAAP financial measures" within the meaning of Rule 101 under Regulation G promulgated by the Securities and Exchange Commission, including adjustments for events that are unusual in nature or infrequently occurring, such as acquisitions, divestitures, restructuring activities or asset write-downs, or for changes in applicable tax laws or accounting principles.

3.14   **Performance Period** - each consecutive twelve-month period commencing on January 1 of each year during the term of this Plan, beginning with January 1, 2018.

3.15   **Plan** - this Deluxe Corporation 2017 Annual Incentive Plan.

3.16   **Target Award** - a dollar amount or a percentage of Base Salary, which may be greater or less than 100%, as determined by the Committee with respect to each Participant for each Performance Period.

3.17   **Units** - Restricted Stock Units, as defined in the Long-Term Incentive Plan.

4.   **ADMINISTRATION**.

4.1   **Power and Authority of Committee**. The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to all the applicable provisions of the Plan and applicable law, to (a) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems necessary or advisable for the proper administration of the Plan, (b) construe, interpret and administer the Plan and any instrument or agreement relating to the Plan, (c) determine, from time to time, whether shares of Common Stock and/or Units will be made available to Participants under the Plan, and (d) make all other determinations and take all other actions necessary or advisable for the administration of the Plan. Unless otherwise expressly provided in the Plan, each determination made and each action taken by the Committee pursuant to the Plan or any instrument or agreement relating to the Plan shall be (i) within the sole discretion of the Committee, (ii) may be made at any time and (iii) shall be final, binding and conclusive for all purposes on all persons, including, but not limited to, Participants, and their legal representatives and beneficiaries, and employees of the Company.

4.2   **Delegation.** The Committee may delegate its powers and duties under the Plan to one or more officers of the Company or a committee of such officers, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that, except as provided in Section 3.5, the Committee shall not delegate its power (a) to make grants to or determinations (including certification pursuant to Section 4.4) regarding officers of the Company who are subject to Section 16 of the 1934 Act or (b) in such a manner as would cause the Plan not to comply with the provisions of Section 162(m) of the Code. The Committee may also delegate non-discretionary administrative responsibilities in connection with the Plan to such other persons as it deems advisable.

4.3   **Determinations Made Prior to Each Performance Period**. On or before the 90th day of each Performance Period, the Committee shall:

(a)   designate all Participants (including designation as Executives or Other Participants) for such Performance Period;

(b)   establish a Target Award and a Match Percentage, if any, for each Participant; and

(c)   with respect to each Participant, establish one or more Performance Factors and a corresponding Maximum Award Percentage for each Performance Factor, including the levels of attainment of the Performance Factors that correspond to various levels of payout of the Maximum Award Percentage.

4.4   **Certification**. Following the close of each Performance Period and prior to payment of any amount to any Participant under the Plan, the Committee must certify in writing the level of attainment of the applicable Performance Factors for that Performance Period (and the corresponding level of payout of the Maximum Award Percentages) and certify as to the attainment of all other factors upon which any payments to a Participant for that Performance Period are to be based. Such certification shall be made in time to permit payments to be made not later than the fifteenth day of the third month following the end of the Performance Period.

4.5   **Shareholder Approval**. The material terms of this Plan shall be disclosed to and submitted for approval by shareholders of Deluxe in accordance with Section 162(m) of the Code. No amount shall be paid to any Executive under this Plan unless such shareholder approval has been obtained.

5.   **INCENTIVE PAYMENT**.

5.1   **Formula.** Each Participant shall receive an incentive payment for each Performance Period in an amount not greater than:

(a)   the Participant's Target Award for the Performance Period, multiplied by

(b)   the Participant's Maximum Award Percentage for the Performance Period that corresponds to the level of attainment of the Performance Factor achieved by the Participant for that Performance Period.

To the extent an incentive payment is based on multiple Performance Factors, the foregoing calculation of each Performance Factor shall be weighted based on the relative weighting of each Performance Factor in relation to the total incentive payment.

5.2   **Limitations.**

(a)   **Discretionary Increase or Reduction**. The Committee shall retain sole and absolute discretion to increase or reduce the amount of any incentive payment otherwise payable to any Participant under this Plan, but may not increase the payment to any Executive for any Performance Period. The Committee may, but shall not be obligated to, establish, and modify from time to time, criteria to be used to determine the extent to which incentive payments will be increased (other than in the case of a payment to an Executive) or reduced, which criteria may include, but need not be limited to, the Performance Factors listed in Section 3.13.

(b)   **Continued Employment**. Except as otherwise provided by the Committee, no incentive payment under this Plan with respect to a Performance Period shall be paid or owed to a Participant whose employment terminates prior to the last day of such Performance Period; provided that payment shall not be made pursuant to an award to an Executive upon circumstances that would cause an award intended to comply with the requirements of Section 162(m) of the Code to fail to so qualify.

(c)   **Maximum Payments**. No Participant shall receive a payment under this Plan for any Performance Period in excess of $5.0 million, including the value of any Match Percentage.

6.   **BENEFIT PAYMENTS.**

6.1   **Time and Form of Payments**. Prior to a date specified by the Committee, but in no event later than the date immediately preceding the first day of the Performance Period unless otherwise permitted by the Deferred Compensation Plan in accordance with Section 409A of the Code, each Participant shall elect whether to receive benefits which may be paid under the Plan in cash or in the form of shares of Common Stock or Units (whichever is made available by the Committee to such Participant in the Committee's sole discretion) or some combination thereof. Participants who elect to receive some percentage of the incentive payment in the form of cash shall be entitled to elect, at the same time as the cash election is made, to defer such receipt in accordance with the terms of the Deferred Compensation Plan, in which event the time and form of payment of the deferred amount shall be governed exclusively by the terms of the Deferred Compensation Plan. In the event a Participant has elected to receive some percentage of the incentive payment in the form of cash, and subject to any such deferred compensation election, such cash incentive shall be paid as soon as administratively feasible after the Committee has made the certifications provided for in Section 4.4 above and otherwise determined the amount of such Participant's incentive payment payable under this Plan, but in no event later than the fifteenth day of the third month following the end of the Performance Period. In the event that a Participant chooses to receive some percentage of the incentive payment in the form of shares or Units (as the case may be), in lieu of cash (the "Share Dollar Amount"), the Participant shall be entitled to receive shares of restricted Common Stock or Units (as the case may be) with a grant date fair value equal to a percentage (the "Match Percentage") of the Share Dollar Amount established by the Committee pursuant to this Plan. The number of shares or Units issued or granted pursuant to this Section 6.1 shall be determined based on the fair market value of a share of Common Stock (as determined in accordance with the terms of the Long-Term Incentive Plan) as of the date specified by the Committee that such shares or Units are to be issued or awarded, after the Committee has made the certifications required by Section 4.4 above and otherwise determined the amount of a Participant's incentive payment payable under this Plan.

In the event a Participant has elected to receive some percentage of the incentive payment in the form of shares of Common Stock or Units (as the case may be), such shares or Units shall be issued or awarded, respectively, pursuant to the Long-Term Incentive Plan, which shares or Units shall be subject to such forfeiture rights and to such restrictions regarding transfer as may be established by the Committee; provided, however, that the individual share limitations contained in Section 4(e)(i) and (ii) of the Long-Term Incentive Plan shall not apply to shares issued under this Plan, but the aggregate value of any cash, shares and Units paid or granted to any Participant for any Performance Period shall be subject to Section 5.2(c) of this Plan.

6.2   **Nontransferability**. Except as otherwise determined by the Committee, no right to any incentive payment hereunder, whether payable in cash, shares, Units or other property, shall be transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that if so determined by the Committee, a Participant may, in the manner established by the Committee designate a beneficiary or beneficiaries to exercise the rights of the Participant and receive any cash, shares, Units or property hereunder upon the death of the Participant. No right to any incentive payment hereunder may be pledged, attached or otherwise encumbered, and any purported pledge, attachment or encumbrance thereof shall be void and unenforceable against the Company.

6.3   **Tax Withholding**. In order to comply with all applicable federal or state income, social security, payroll, withholding or other tax laws or regulations, the Committee may establish such policy or policies as it deems appropriate with respect to such laws and regulations, including without limitation, the establishment of policies to ensure that all applicable federal or state income, social security, payroll, withholding or other taxes, which are the sole and absolute responsibility of the Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or part of the federal and state taxes to be withheld or collected upon receipt or payment of (or the lapse of restrictions relating to) an incentive payment payable hereunder, the Committee, in its sole discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation (but not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by (a) electing to have Deluxe withhold a portion of the shares of Common Stock otherwise to be delivered upon payment of (or the lapse of restrictions relating to) an incentive payment hereunder with a fair market value equal to the amount of such taxes or (b) delivering to Deluxe shares of Common Stock other than the shares issuable upon payment of (or the lapse of restrictions relating to) such incentive payment with a fair market value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

6.4 **Recoupment of Certain Awards**. The provisions of this Section 6.4 shall apply to any incentive payment payable to any Participant who is an officer subject to Section 16 of the 1934 Act at any time between the first day of the Performance Period and the day on which the incentive payment is paid (or would be paid but for an election by the Participant to defer payment).

(a) If the Committee determines that any portion of an incentive payment is an "Excess Award", as hereinafter defined, then all future benefit payments (including deferred payments) to the Participant shall be offset until the amount of the Excess Award has been recouped, and the Committee may, in its reasonable discretion, arrange for the recoupment of such Excess Award by pursuing legal action against the Participant, by entering into an agreement with the Participant for the repayment of the Excess Award, or, to the extent permitted by applicable law, by offsetting any other amount owed to the Participant by the Company or any of its subsidiaries, or by any combination of the foregoing. For purposes of this Section 6.4, the term "Excess Award" shall mean the following, as determined by the Committee in its sole discretion:

(i) If Deluxe is required to issue a restatement of any financial statement filed with the Securities and Exchange Commission (other than a restatement due to a change in accounting policy) within twelve (12) months after the end of any Performance Period, and the Committee determines that the misconduct by a Participant was a significant contributing factor to such restatement, then all, or such portion as the Committee in its reasonable discretion determines to be appropriate, of any incentive payment payable to the Participant with respect to the Performance Period, or any portion thereof which was covered by such financial statement, shall be an Excess Award.

(ii) If the Participant has elected to receive any incentive payment which is subsequently determined to be an Excess Award in the form of shares or Units and to receive matching shares or Units pursuant to Section 6.1, then, in addition to the portion of the incentive payment determined to be an Excess Award, the portion of the matching shares or Units that is attributable to the Excess Award shall also constitute an Excess Award. For purposes of reducing any incentive payment pursuant to this Plan, the Committee may treat any amount determined to be an Excess Award under Section 6(h) of the Long-Term Incentive Plan as an Excess Award.

(b) Upon the adoption by Deluxe of a policy providing for the recovery of certain incentive-based compensation as required by Section 10D of the 1934 Act, as enacted by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the repayment requirements of such policy shall apply to each incentive payment under the Plan including, to the extent determined by the Committee, amounts paid prior to the adoption of such policy.

7. **AMENDMENT AND TERMINATION; AND ADJUSTMENTS**.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in the Plan:

(a) **Amendments to the Plan**. The Board of Directors of Deluxe may amend, alter, suspend, discontinue or terminate the Plan, without the approval of the shareholders of Deluxe, except that no such amendment, alteration, suspension, discontinuation or termination shall be made that, absent such approval, would violate the rules or regulations of the New York Stock Exchange, any other securities exchange applicable to Deluxe.

(b) **Waivers of Incentive Payment Conditions or Rights**. The Committee may waive any conditions of or rights of the Company under any right to an incentive payment hereunder, prospectively or retroactively.

(c)   **Limitation on Amendments to Incentive Payment Rights**. Neither the Committee nor the Company may amend, alter, suspend, discontinue or terminate any rights to an incentive payment, prospectively or retroactively, without the consent of the Participant or holder or beneficiary thereof, except as otherwise provided in the Plan. Notwithstanding the foregoing, rights to an incentive payment may be amended without such consent to incorporate the policy described in Section 6.4(b), or as the Committee determines to be necessary or appropriate to cause the incentive payment to comply with Section 409A of the Code or any other applicable law; provided that notice shall be provided to the Participant, holder or beneficiary of any such amendment.

(d)   **Correction of Defects, Omissions and Inconsistencies**. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry the Plan into effect.

8.   **MISCELLANEOUS.**

8.1   **Effective Date**. This Plan shall be deemed effective, subject to shareholder approval, as of January 1, 2018.

8.2   **Term of the Plan**. Unless the Plan shall have been discontinued or terminated, the Plan shall terminate on December 31, 2022. No right to receive an incentive payment shall be granted with respect to a Performance Period that will end after the termination of the Plan. However, unless otherwise expressly provided in the Plan, any right to receive an incentive payment theretofore granted may extend beyond the termination of the Plan, and the authority of the Board of Directors and Committee to amend or otherwise administer the Plan shall extend beyond the termination of the Plan.

8.3   **Headings**. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

8.4   **Applicability to Successors**. This Plan shall be binding upon and inure to the benefit of the Company and each Participant, the successors and assigns of the Company, and the beneficiaries, personal representatives and heirs of each Participant. If the Company becomes a party to any merger, consolidation or reorganization, this Plan shall remain in full force and effect as an obligation of the Company or its successors in interest (except to the extent modified by the terms of the Long-Term Incentive Plan with respect to the shares of restricted Common Stock or Units (as the case may be) issued pursuant to Section 6.1 hereof).

8.5   **Employment Rights and Other Benefit Programs**. The provisions of this Plan shall not give any Participant any right to be retained in the employment of the Company. In the absence of any specific agreement to the contrary, this Plan shall not affect any right of the Company, or of any affiliate of the Company, to terminate, with or without cause, any Participant's employment at any time. This Plan shall not replace any contract of employment, whether oral or written, between the Company and any Participant, but shall be considered a supplement thereto. This Plan is in addition to, and not in lieu of, any other employee benefit plan or program in which any Participant may be or become eligible to participate by reason of employment with the Company. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation under any compensation-based retirement, disability, or similar plan of the Company unless required by law or otherwise provided by such other plan.

8.6   **No Trust or Fund Created**. This Plan shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any affiliate pursuant to this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company or of any affiliate.

8.7   **Governing Law**. The validity, construction and effect of the Plan or any incentive payment payable under the Plan shall be determined in accordance with the laws of the State of Minnesota.

8.8   **Severability**. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

8.9   **Certain Tax Matters**. All of the terms and conditions of the Plan shall be interpreted in such a fashion as to qualify all compensation paid to Executives that is intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code to so qualify, and so that no payments under the Plan constitute deferred compensation subject to Section 409A of the Code unless a Participant elects to defer a payment pursuant to the Deferred Compensation Plan.

APPENDIX B

DELUXE CORPORATION 2017 LONG-TERM INCENTIVE PLAN

SECTION 1. *Purpose; Shareholder Approval; Termination of 2012 Plan.*

(a) The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting management personnel capable of assuring the future success of the Company, by offering such personnel incentives to put forth maximum efforts for the success of the Company's business, and by affording such personnel an opportunity to acquire a proprietary interest in the Company.

(b) The Plan shall be submitted to the shareholders of the Company at the annual meeting of shareholders for 2017, and shall take effect upon approval by the shareholders. Awards may be made by the Committee prior to the date of shareholder approval, but all such Awards shall be subject to shareholder approval and, if the Plan is not approved by the shareholders, shall be null and void.

(c) This Plan, upon approval by the Company's shareholders, will supersede the Deluxe Corporation 2012 Long-Term Incentive Plan, as amended (the "2012 Plan"). The 2012 Plan is hereby terminated, effective on the date of shareholder approval of this Plan. No additional awards shall be granted under the 2012 Plan following the effective date of termination, provided that the 2012 Plan shall remain in effect with respect to awards previously granted under the 2012 Plan in accordance with Section 12 thereof.

SECTION 2. *Definitions.*

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "Annual Incentive Plan" shall mean the Deluxe Corporation 2017 Annual Incentive Plan. The Annual Incentive Plan allows designated employees of the Company and its Affiliates to elect to receive annual incentive payments in the form of Restricted Stock or Restricted Stock Units as determined by the Committee. All Restricted Stock and Restricted Stock Units issued pursuant to the Annual Incentive Plans constitute Awards under this Plan and are subject to all terms of this Plan (including without limitation Sections 4(a), (b), (c) and (d), except as otherwise provided herein.

(c) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share Award or Dividend Equivalent granted under the Plan.

(d) "Award Agreement" shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted under the Plan.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any Treasury Regulations or other authoritative administrative guidance promulgated thereunder.

(f) "Committee" shall mean the Compensation Committee, a standing committee of the board of directors of the Company, or such other committee as may be designated by the board of directors to administer the Plan; provided that if any committee other than the Compensation Committee is designated such committee shall have at least two members, and shall consist exclusively of members of the board of directors who are "independent" as defined by the rules of the New York Stock Exchange and "non-employee directors" within the meaning of Rule 16b-3. At least two members of the Committee shall be "outside directors" within the meaning of Section 162(m) of the Code, and if there are other members of the Committee that are not outside directors as so defined, the following determinations shall be made be made by a subcommittee of the Committee composed only of the outside directors as so defined: (i) any grant of an Option or Stock Appreciation Right to a person who either is at the time of grant, or the Committee determines is likely to become, a "covered employee" as defined by Section 162(m) of the Code, or (ii) any grant to, or determination with respect to, a Performance Share Award that is intended to be a "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

(g) "Company" shall mean Deluxe Corporation, a Minnesota corporation, and any successor corporation.

(h) "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(i) "Eligible Person" shall mean a Non-Employee Director and any employee (as determined by the Committee) providing services to the Company or any Affiliate who the Committee determines to be an Eligible Person.

(j) "Fair Market Value" of a Share shall be equal to the closing price of one Share on the New York Stock Exchange ("NYSE") on the relevant date as reported by the *Wall Street Journal* (or, if such publication is no longer available, such other authoritative source as may be designated by the Committee); provided that if, on such date, the NYSE is not open for business or there are no Shares traded on such date, the Fair Market Value of a Share shall be equal to the closing price of one Share on the first day preceding such date on which the NYSE is open for business and has reported trades in the Shares. With respect to any property other than Shares (including, without limitation, any other securities), the Fair Market Value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(k) "Full Value Award" shall mean a grant of Restricted Stock, Restricted Stock Units or a Performance Share Award, the matching portion of an Award (if any) under the Annual Incentive Plan, and any Award (or portion thereof) that provides for a Participant to receive Shares, or the value thereof, without payment of an amount at least equal to the Fair Market Value of the Shares at the time of grant.

(l) "Incentive Stock Option" shall mean an Option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(m) "Non-Employee Director" shall have the meaning provided in Section 7(a) of the Plan.

(n) "Non-Qualified Stock Option" shall mean an Option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(o) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(p) "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(q) "Performance Share Award" shall mean any right granted under Section 6(d) of the Plan.

(r) "Person" shall mean any individual, corporation, partnership, association or trust.

(s) "Plan" shall mean this 2017 Long-Term Incentive Plan, as amended from time to time.

(t) "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

(u) "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(v) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation (the "1934 Act").

(w) "Section 162(m)" shall mean Section 162(m) of the Code and the applicable Treasury Regulations promulgated thereunder.

(x)   "Shares" shall mean shares of common stock, $1.00 par value, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(y)   "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

SECTION 3. *Administration.*

(a)   *Power and Authority of the Committee.* The Plan shall be administered by the Committee. Except as provided in Section 8 and subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; (v) amend the terms and conditions of any Award or Award Agreement, provided that no such revision shall violate subsection (c) of this Section, extend the term of any Award beyond 10 years from the original grant date, or otherwise include any feature in the Award that could not have been included at the original grant date; (vi) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (vii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee; (viii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award and any employee of the Company or any Affiliate.

(b)   *Delegation.* To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate its powers and duties under the Plan to one or more officers of the Company or an Affiliate or a committee of such officers, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Company or any Affiliate who are subject to Section 16 of the 1934 Act, if the effect of such delegation would make the exemption under Rule 16b-3 unavailable or (ii) in such a manner as would cause the Plan not to comply with the requirements of Section 162(m) of the Code. The Committee may also delegate non-discretionary administrative responsibilities in connection with the Plan to such other persons as it deems advisable.

(c)   *Prohibition on Repricing.* Except as provided in Section 4(c), (i) the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights, (ii) outstanding Options or Stock Appreciation Rights may not be cancelled in exchange for new Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, (iii) outstanding Options or Stock Appreciation Rights may not be cancelled in exchange for cash, other property or the grant of any Full Value Award at a time when the per share exercise price of the Option or Stock Appreciation right is greater than the current Fair Market Value of a Share or (iv) no other action may be taken that would be treated under accounting rules as "repricing" of such Option or Stock Appreciation right, without shareholder approval.

(d)   *Compliance with Section 409A.* The Plan shall be administered in accordance with Section 409A of the Code, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, in no event shall the Committee permit any change to the time or form of payment of any portion of an Award that constitutes a form of deferred compensation subject to Section 409A (including the payment of any Dividend Equivalents) unless the Committee determines that such change is permitted by Section 409A.

SECTION 4. *Shares Available For Awards.*

(a)   *Shares Available.* Subject to adjustment as provided in Section 4(c), the number of Shares available for granting Awards under the Plan shall be 5,000,000, plus any Shares remaining available for future grants under the 2012 Plan on the effective date of this Plan. In addition, any Shares released as a result of the forfeiture, termination, expiration or cash settlement of awards issued under the 2012 Plan or the Company's 2008 Stock Incentive Plan, as amended (the "2008 Plan" and, together with the 2012 Plan, the "Prior Plans"), as provided in Section 4(d) shall increase the Share reserve in this Section 4(a). Shares to be issued under the Plan may be either Shares reacquired or authorized but unissued Shares.

(b)   *Accounting for Awards; Fungible Shares.* For purposes of this Section 4, an Award other than a Full Value Award shall reduce the aggregate number of Shares available for grants under the Plan by the total number of Shares covered by the Award, without reduction for shares that are withheld for payment of the exercise price or withholding taxes. A Full Value Award shall reduce the aggregate number of Shares available for grants under the Plan by the number of Shares covered by the Full Value Award multiplied by 2.23. If any Full Value Award is forfeited, terminated, expires or settled for cash without delivery of the Shares, so that the Shares covered by the Full Value Award are again available for grants pursuant to subsection (a), the number of Shares that again becomes eligible for grants shall also be multiplied by 2.23.

(c)   *Adjustments.* In the event of any equity restructuring (within the meaning of FASB ASC Topic 718) that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the Committee shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the exercise price of outstanding Options and Stock Appreciation Rights, and (iv) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of Participants. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 12(a) in connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Stock Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Section 409A of the Code. Without limiting the generality of the foregoing, in the case of a merger or consolidation of the Company or similar transaction, the Committee may cause the Shares underlying outstanding Awards to be converted into stock or securities of the entity resulting from the merger or consolidation, or may cause such Awards to be settled by a cash payment equal to the Fair Market Value of the Shares as a result of the transaction reduced by the exercise price of the Award, if any, or to be cancelled without payment of consideration if the Fair Market Value does not exceed the exercise price.

(d)   *Shares Again Available; Prior Plan Awards*. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited, or if an Award terminates or expires or is settled for cash without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, termination, expiration or cash settlement, shall again be available for grants under the Plan. Shares which are delivered to the Company, or withheld from an Award, for payment of the exercise price of an Option, or for payment of tax withholding, shall not again be available for grant. For the avoidance of doubt, (i) in the case of a Stock Appreciation Right that is settled by the delivery of Shares, the number of Shares available for grant shall be reduced by the total number of Shares subject to the Stock Appreciation Right rather than by the number of Shares actually delivered, and (ii) if the exercise price of an Option is paid in cash, any Shares purchased on the open market with such cash shall not be added to the number of Shares available for issuance under the Plan. The limits of this Section 4(a) shall not apply to a Performance Share Award payable solely in cash, in which the amount of the Award is not determined directly or indirectly by reference to the value of Shares. If any Shares covered by an award issued under a Prior Plan that is outstanding on the effective date of this Plan (a "Prior Plan Award") or to which a Prior Plan Award relates are not purchased or are forfeited, or if a Prior Plan

Award terminates or expires or settled for cash without delivery of any Shares, then the number of Shares subject to such Prior Plan Award, to the extent of any such forfeiture, termination, expiration or cash settlement, shall be added to the number of Shares available for grants under the Plan. Shares which are delivered to the Company, or withheld from a Prior Plan Award, for payment of the exercise price of a stock option or stock appreciation right, or for payment of tax withholding, shall not again be available for grant. In the case of a full value award issued under the 2012 Plan, which resulted in the number of Shares available for grant under the 2012 Plan being reduced by the number of Shares covered by the Award multiplied by 2.23, the number of Shares added to the number available for grant upon the forfeiture or termination of such Award shall also be multiplied by 2.23. In the case of a Full Value Award issued under the 2008 Plan, which resulted in the number of Shares available for grant under the 2008 Plan being reduced by the number of Shares covered by the Award multiplied by 2.23, the number of Shares added to the number available for grant upon the forfeiture or termination of such Award shall also be multiplied by 2.23.

(e) *Award Limitations Under the Plan.*

(i) *Section 162(m) Limitation for Certain Types of Awards*. No Participant may be granted Options, Stock Appreciation Rights or any other Award or Awards under the Plan, the value of which Award or Awards is based solely on an increase in the value of the Shares after the date of grant of such Award or Awards, for more than 500,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan) in the aggregate in any calendar year. The foregoing limitation shall not include any Shares acquired pursuant to the Annual Incentive Plan.

(ii) *Section 162(m) Limitation for Performance Share Awards*. The maximum amount payable pursuant to all Performance Share Awards to any Participant in the aggregate in any calendar year shall be $5.0 million in value, whether payable in cash, Shares, Share equivalents or other property, and provided that any Shares or Share equivalents shall be valued based on their grant date fair value. This limitation does not apply to any Award subject to the limitation contained in Section 4(e)(i) of the Plan and shall not include any Shares acquired pursuant to the Annual Incentive Plan.

(iii) The maximum number of Shares that may be issued upon the exercise of Incentive Stock Option Awards under the Plan shall be 5,000,000, subject to adjustment as provided in Section 4(c).

SECTION 5. *Eligibility.*

Any Eligible Person, including any Eligible Person who is an officer or director of the Company or any Affiliate, shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company, and such other factors as the Committee, in its discretion shall deem relevant. Notwithstanding the foregoing, Incentive Stock Options may only be granted to full or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees) and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

SECTION 6. *Awards.*

(a) *Options.* The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Exercise Price*. The purchase price per Share purchasable under an Option shall be determined by the Committee; provided, however, that such purchase price shall not be less than 100 percent of the Fair Market Value of a Share on the date of grant of such Option. In the case of an Incentive Stock Option granted to a Participant who owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the purchase price shall not be less than 110 percent of the Fair Market Value.

(ii) *Option Term.* The term of each Option shall be fixed by the Committee but shall not be longer than 10 years from the date of grant. In the case of an Incentive Stock Option granted to a Participant who owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the term shall not be longer than five years from the date of grant.

(iii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(iv) *No Reload Option Features*. Options shall not include a reload feature, or any comparable feature that provides for the automatic grant of additional Options to a Participant upon exercise of the Option.

(v) *Designation as Incentive Stock Option*. Each Option that is intended to qualify as an Incentive Stock Option shall so provide in the Award Agreement, and any Option that is not specifically designated an Incentive Stock Option shall be a Non-Qualified Stock Option. The maximum Fair Market Value (measured at the date of grant) of Shares subject to Incentive Stock Options granted to any one Participant that may vest in any year shall not exceed $100,000. An Option may be designated as an Incentive Stock Option in part, and if an Option that was designated an Incentive Stock Option vests prematurely, so that the number of Shares vesting in a year exceeds the limitation set forth in the prior sentence, such Option shall be considered an Incentive Stock Option with respect to the number of Shares that do not exceed such limit and a Non-Qualified Stock Option with respect to the balance of the Shares subject to the Option.

(b) *Stock Appreciation Rights*. The Committee is hereby authorized to grant Stock Appreciation Rights to Participants subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100 percent of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The term of each Stock Appreciation Right shall be fixed by the Committee but shall not be longer than 10 years from the date of grant. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate. A Stock Appreciation Right may be granted in tandem with a Non-Qualified Stock Option for the same number of Shares, in which case the Participant may exercise either the Option or the Stock Appreciation Right, but not both, and each Share subject to either the Option or the Stock Appreciation Right shall be counted once for purposes of Section 4.

(c) *Restricted Stock and Restricted Stock Units*. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Restrictions*. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto or with respect to a Restricted Stock Unit), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Dividends shall be paid when, and only to the extent that, the underlying Restricted Stock vests and the restrictions thereon lapse.

(ii) *Stock Certificates*. Any Restricted Stock granted under the Plan may be evidenced by issuance of a stock certificate or certificates or by the creation of a book entry at the Company's transfer agent. Any such certificate or certificates shall be held by the Company. Such certificate or certificates or book entry shall be registered in the name of the Participant and any such certificate or certificates shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock. A similar notation shall be made in the records of the transfer agent with respect to any Shares evidenced by a book entry. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted.

(iii) *Forfeiture; Delivery of Shares*. Except as otherwise determined by the Committee or provided in an Award Agreement governed by this Plan, upon termination of employment (as determined under criteria established by the Committee) or, in the case of a director, service as a director during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units. Any Share representing Restricted Stock that is no longer subject to restrictions shall be delivered to the holder thereof promptly after the applicable restrictions lapse or are waived. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holders of the Restricted Stock Units as soon as practical, but not more than 75 days, following the date of the lapse or waiver, subject to the provisions of the Plan and any applicable Award Agreement.

(d) *Performance Share Awards*. The Committee is hereby authorized to grant Performance Share Awards to Participants which may be "qualified performance-based compensation" within the meaning of Section 162(m). A Performance Share Award may include Restricted Stock or Restricted Stock Units payable in Shares (including, without limitation, Restricted Stock and Restricted Stock Units) or in cash, as determined by the Committee, and subject to such performance and other conditions as determined by the Committee. The vesting of Performance Share Awards shall, to the extent intended to qualify as "qualified performance-based compensation" under Section 162(m), be conditioned solely on the achievement of one or more objective performance goals, and such performance goals shall be established by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Subject to the terms of the Plan and any applicable Award Agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Award granted, the amount of any payment or transfer to be made pursuant to any Performance Share Award, and any other terms and conditions of any Performance Share Award shall be determined by the Committee. Notwithstanding any other provision of the Plan to the contrary, the following additional requirements shall apply to all Performance Share Awards made to any Participant under the Plan:

(i) *Business Criteria*. Unless and until the Committee proposes for shareholder approval and the Company's shareholders approve a change in the general business criteria set forth in this section, the attainment of which may determine the amount and/or vesting with respect to Performance Share Awards, the business criteria to be used for purposes of establishing performance goals for such Performance Share Awards shall be selected from among the following alternatives, each of which may be based on absolute standards or comparisons versus specified companies or groups of companies and may be applied at individual or various organizational levels (*e.g.*, the Company as a whole or identified business units, segments or the like), unless such Award is otherwise governed by Section 6(d)(vii) below:

(A) sales;

(B) margins;

(C)   volume;

(D)   cash flow;

(E)   market share;

(F)   revenue;

(G)   earnings per Share;

(H)   Share price;

(I)   profits;

(J)   earnings before interest expense and taxes;

(K)   earnings before interest expense, interest income and taxes;

(L)   earnings before interest expense, taxes, and depreciation and/or amortization;

(M)   earnings before interest expense, interest income, taxes, and depreciation and/or amortization;

(N)   return on equity, assets or costs;

(O)   return on invested or average capital employed;

(P)   economic value; or

(Q)   cumulative total return to shareholders.

In specifying the performance criteria applicable to any performance period, the Committee may provide that one or more objectively determinable adjustments shall be made to the performance criteria, which may include adjustments that would cause such measures to be considered "non-GAAP financial measures" within the meaning of Rule 101 under Regulation G promulgated by the Securities and Exchange Commission, including adjustments for events that are unusual in nature or infrequently occurring, such as acquisitions, divestitures, restructuring activities or asset write-downs, or for changes in applicable tax laws or accounting principles.

(ii)   *Target Award; Maximum Amount Payable*. The target Award shall be a dollar amount or a percentage of a Participant's annualized base salary (or Share equivalent thereof), which may be greater or less than 100%, as determined by the Committee with respect to each Participant for each performance period. The maximum amount payable pursuant to all Performance Share Awards to any Participant in the aggregate in any calendar year is specified in Section 4(e)(ii) of the Plan.

(iii)   *Settlement of Performance Share Awards*. Performance Share Awards shall be settled no later than the fifteenth day of the third month following the conclusion of the applicable performance period**.**

(iv)   *Certain Events*. If a Participant dies, becomes permanently and totally disabled or otherwise terminates employment with the approval of the Committee before the end of a performance period or after the performance period and before a Performance Share Award is issued, the

Committee may, in its discretion, determine that the Participant shall be issued all or a portion of the Award that the Participant would have received but for such death, disability or other approved termination of employment; provided that no payout should be made under circumstances that would cause a Performance Share Award intended to constitute "qualified performance-based compensation" to fail to so qualify.

(v)   *Designations*. For a Performance Share Award, the Committee shall, not later than 90 days after the beginning of each performance period (or the first 25% of a performance period of less than a year), (A) designate all Participants for such performance period, (B) establish the objective performance goals for each Participant for that performance period on the basis of one or more of the criteria set forth in (i) above and (C) determine target Awards for each Participant.

(vi)   *Certification*. Following the close of each performance period and prior to issuance of any Shares, cash or other Awards to a Participant with respect to a Performance Share Award, the Committee shall certify in writing as to the attainment of all goals (including the performance goals for a Participant) upon which any payments to a Participant for that performance period are to be based. Such certification shall be made in sufficient time to permit the Award to be settled by the fifteenth day of the third month following the end of the performance period.

(vii)   *Awards Not Intended to be Qualified Performance-Based Compensation*. The Committee may also grant Performance Share Awards that are not intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code that may be based on performance goals that are not objective and may be based on such business criteria as the Committee may determine to be appropriate, which may include financial and nonfinancial performance goals that are linked to such individual's business unit or the Company as a whole or to such individual's areas of responsibility. Such Awards shall be administered as set forth above, but need not comply with the provisions above required by Section 162(m) of the Code.

(e)   *Dividend Equivalents*. The Committee is hereby authorized to grant to Participants with respect to Restricted Stock, Restricted Stock Units, or Performance Share Awards payable in Shares, but not with respect to Options or Stock Appreciation Rights, Dividend Equivalents under which such Participants shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Dividend Equivalents shall be paid when, and only to the extent that, the underlying Awards are actually vested or earned.

(f)   *Vesting*. As part of making any Award, the Committee may determine the time and conditions under which the Award will vest. Vesting may, in the Committee's discretion, be based solely upon continued employment for a specified period of time, or may be based upon the achievement of specific performance goals which are established by the Committee in its discretion. For all purposes of this Plan, "vesting" of an Award shall mean (i) in the case of an Option or Stock Appreciation Right, the time at which the Participant has the right to exercise the Award; (ii) in the case of Restricted Stock, the end of the restriction period; (iii) in the case of a Restricted Stock Unit, the time at which a Participant is entitled to have the Restricted Stock Unit settled by transfer of the Shares, and (iv) in the case of a Performance Share Award the time at which the Participant has satisfied the requirements to receive payment of such Award. Notwithstanding the foregoing, no Award shall vest until one year from the date of grant in the case of Awards vesting solely based on service conditions and one year from the inception of the performance period in the case of Awards vesting based on performance conditions; provided that the foregoing limitation shall not apply in connection with (i) a Change of Control, (ii) a termination of employment or service due to death, disability, (iii) Awards made in payment of or exchange for other compensation already earned and payable, and (iv) Awards involving an aggregate number of Shares not in excess of 5% of the Plan's share reserve specified in Section 4(a).

(g)   *General.*

(i)   *Consideration for Awards*. The consideration for Awards shall be services rendered or to be rendered to the Company, and for no cash consideration (or only such minimal cash consideration as may be required by applicable law) shall be required for the grant of Awards; provided that the foregoing shall not apply to the purchase price for Shares to be issued upon the exercise of an Option, Stock Appreciation Right, or other Award requiring payment (including foregoing receipt of cash compensation) for Shares.

(ii)   *Awards May Be Granted Separately or Together*. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any Award granted under any Plan of the Company or any Affiliate other than the Plan. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with Awards granted under any such other Plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Award or Awards.

(iii)   *Forms of Payments Under Awards*. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments. Notwithstanding the foregoing, if any Award, or portion of an Award (including any right to Dividend Equivalents), by its terms is or may be payable after the fifteenth day of the third month following the year in which the Participant's right to the Award is no longer subject to a substantial risk of forfeiture, as defined in Section 409A of the Code, the time and form of payment of the Award shall be specified in the Award Agreement, and shall not thereafter be subject to change unless the Committee determines that the change is permissible under Section 409A of the Code.

(iv)   *Limits on Transfer of Awards*. No Award and no right under any such Award shall be transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that if so determined by the Committee, a Participant may, in the manner established by the Committee, (x) designate a beneficiary or beneficiaries to exercise the rights of the Participant and receive any property distributable with respect to any Award upon the death of the Participant, or (y) transfer an Award (other than an Incentive Stock Option) to any member of such Participant's "immediate family" (as such term is defined in Rule 16a-1(e) promulgated by the Securities and Exchange Commission under the 1934 Act) or to a trust whose beneficiaries are members of such Participant's "immediate family." Each Award or right under any Award shall be exercisable during the Participant's lifetime only by the Participant, or by a member of such Participant's immediate family or a trust for members of such immediate family pursuant to a transfer as described above, or if permissible under applicable law, by the Participant's guardian or legal representative. No Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. No Awards may be transferred for value.

(v)   *Term of Awards*. The term of each Award shall be for such period, not longer than 10 years from the date of grant, as may be determined by the Committee.

(vi)   *Restrictions; Securities Exchange Listing*. All certificates for Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the

Plan or the rules, regulations and other requirements of the Securities and Exchange Commission and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. If the Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

(vii) *Attestation*. Where the Plan or any applicable Award Agreement provides for or permits delivery of Shares by a Participant in payment with respect to any Award or grant under this Plan or for taxes, such payment may be made constructively through attestation in the discretion of and in accordance with rules established by the Committee.

(viii) *Sarbanes-Oxley Act*. The Committee shall not permit any Participant who is an executive officer or director of the Company to pay the exercise price for any Award, or any other amount owed to the Company, by a promissory note if such promissory note would constitute a personal loan prohibited by Section 13(k) of the 1934 Act.

(h) *Recoupment of Certain Awards*. The provisions of this Section 6(h) shall apply to any Award granted to any Participant who is an officer subject to Section 16 of the 1934 Act at any time while the Award is outstanding.

(i) If the Committee determines that any portion of an Award is an "Excess Award", as hereinafter defined, then, if such determination is made while the Award is still outstanding, it shall be reduced by the portion thereof that constitutes an Excess Award. If such determination is made after the Award has been exercised or settled, then all future payments (including deferred payments) to the Participant with respect to other Awards shall be offset until the amount of the Excess Award has been recouped, and the Committee may, in its reasonable discretion, arrange for the recoupment of such Excess Award by pursuing legal action against the Participant, by entering into an agreement with the Participant for the repayment of the Excess Award (or in the case of an Award settled by a transfer of Shares the return of such Shares and repayment to the Participant of any exercise price paid), or, to the extent permitted by applicable law, by offsetting any other amount owed to the Participant by the Company or any of its subsidiaries, or by any combination of the foregoing. For purposes of this Section 6(h), the term "Excess Award" shall mean the following, as determined by the Committee in its sole discretion:

(A) In the case of a Performance Share Award, if the Company is required to issue a restatement of any financial statement filed with the Securities and Exchange Commission (other than a restatement due to a change in accounting policy) within twelve (12) months after the end of the performance period with respect to such Performance Share Award, and the Committee determines that the misconduct by a Participant was a significant contributing factor to such restatement, then all, or such portion as the Committee in its reasonable discretion determines to be appropriate, of any Award the value of which was affected by such financial statement, shall be an Excess Award. Without limiting the generality of the foregoing, in the case of an Award that is an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit the Committee may determine the portion of such Award that constitutes an Excess Award on the basis of its estimate of the effect on the value of the Shares resulting from such restatement, or the amount realized by the Participant from the sale of such Shares, or on any other basis that it determines to be appropriate.

(B) If any portion of an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit is determined to be an Excess Award, then the portion of any Dividend Equivalent that is attributable to the Excess Award shall also be an Excess Award. If the Participant has received any Restricted Stock or Restricted Stock Units as a matching grant of a payment in restricted equity pursuant to Section 6.1 of the Annual

Incentive Plan and such incentive payment is subsequently determined to be an Excess Award under the Annual Incentive Plan, then the portion of the Restricted Stock or Restricted Units that is attributable to the Excess Award shall also constitute an Excess Award. For purposes of reducing any Award pursuant to this Plan, the Committee may treat any amount determined to be an Excess Award under Section 6.4 of the Annual Incentive Plan as an Excess Award.

(ii)   Upon the adoption by the Company of a policy providing for the recovery of certain incentive-based compensation as required by Section 10D of the 1934 Act, as enacted by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the repayment requirements of such policy shall be deemed to be incorporated into each Award issued under the Plan including, to the extent determined by the Committee, Awards issued, exercised, or paid prior to the adoption of such policy.

SECTION 7. *Awards To Non-Employee Directors.*

(a)   *Eligibility for Awards*. Each Participant who is a member of the board of directors and is not an employee of the Company or any Affiliate of the Company (a "Non-Employee Director") may receive grants of Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, or Restricted Stock Units, as described in Section 6. Awards to Non-Employee Directors shall be made annually, at the meeting of the board of directors that immediately follows each annual meeting of shareholders, and at such other times as the Committee shall determine. The number and type of Awards to Non-Employee Directors shall be determined by the Committee.

(b)   *Stock and Deferral Plan*. Each Non-Employee Director shall be eligible to receive or elect to receive his or her fees for service on the Company's board of directors and the committees thereof in Shares or Restricted Stock Units and to defer the settlement of such Restricted Stock Units, all as described in the Deluxe Corporation Non-Employee Director Stock and Deferral Plan attached hereto as Annex I and hereby made a part hereof.

SECTION 8. *Amendment And Termination; Adjustments.*

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)   *Amendments to the Plan*. The board of directors of the Company may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the shareholders of the Company, no such amendment, alteration, suspension, discontinuation or termination shall be made that:

(i)   would amend section 4(a), 4(b), 4(d) or 4(e) of the Plan;

(ii)   would permit Options or Stock Appreciation Rights to be granted with an exercise price that is less than Fair Market Value on the date of grant;

(iii)   absent such approval, would violate the rules or regulations of the New York Stock Exchange or any other securities exchange that are applicable to the Company; or

(iv)   absent such approval, would cause the Company to be unable, under the Code, to grant Incentive Stock Options under the Plan.

The board of directors shall be entitled to delegate to the Committee the power to amend such terms of the Plan and for such purposes as the board of directors shall from time to time determine.

(b)   *Waivers*. The Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively; provided that such waiver does not have the effect of amending an Award in a manner that would not be permitted by the Plan.

(c)   *Limitations on Amendments*. Neither the Committee nor the Company may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, without the consent of the Participant or holder or beneficiary thereof, except as otherwise provided herein or in the Award Agreement. Notwithstanding the foregoing, an Award Agreement may be amended without such consent to incorporate the policy described in Section 6(h)(ii), or as the Committee determines to be necessary or appropriate to cause the Award to comply with Section 409A of the Code or any other applicable law or stock exchange listing requirement; provided that notice shall be provided to the Participant, holder or beneficiary of any such amendment.

(d)   *Correction of Defects, Omissions and Inconsistencies*. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

SECTION 9.   *Income Tax Withholding.*

In order to comply with all applicable federal or state income tax laws or regulations, the Committee may establish such policy or policies as it deems appropriate with respect to such laws and regulations, including without limitation the establishment of policies to ensure that all applicable federal or state payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the federal and state taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation (but not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by (i) electing to have the Company withhold a portion of the payment or transfer otherwise to be made upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes or (ii) delivering to the Company Shares or other property other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be on or before the date that the amount of tax to be withheld is determined.

SECTION 10.   *General Provisions.*

(a)   *No Rights to Awards*. No Eligible Person, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)   *Award Agreements.* No Participant will have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly approved on behalf of the Company and, if requested by the Company, accepted by the Participant.

(c)   *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d)   *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate, nor will it affect in any way the right of the Company or the Affiliate to terminate such employment at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(e)   *Governing Law.* The validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award, shall be determined in accordance with the laws of the State of Minnesota.

(f)   *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to the Plan or such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(g)   *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(h)   *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(i)   *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j)   *Other Benefits*. No compensation or benefit Awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation under any compensation-based retirement, disability, or similar Plan of the Company unless required by law or otherwise provided by such other Plan.

SECTION 11. *Effective Date Of The Plan.*

The Plan shall be effective on the date on which it is approved by the shareholders of the Company.

SECTION 12. *Term Of The Plan.*

Unless the Plan shall have been discontinued or terminated as provided in Section 8(a), the Plan shall terminate on the tenth anniversary of the effective date of the Plan. No Award shall be granted after the termination of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond the termination of the Plan, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the board of directors of the Company to amend the Plan, shall extend beyond the termination of the Plan. Notwithstanding the foregoing, no Performance Share Awards (other than Performance Awards described in Section 6(d)(vii)) may be granted after the first shareholders' meeting to be held in 2022 unless the shareholders have reapproved the terms of the Plan applicable to Performance Share Awards.

DELUXE CORPORATION
NON-EMPLOYEE DIRECTOR STOCK AND DEFERRAL PLAN
("PLAN")

1.   Purpose of the Plan. The purpose of the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Plan") is to provide an opportunity for non-employee members of the Board of Directors (the "Board") of Deluxe Corporation ("Deluxe" or the "Company") to increase their ownership of Deluxe Common Stock, $1.00 par value ("Common Stock"), and thereby align their interest in the long-term success of the Company with that of the other shareholders. This will be accomplished by allowing each participating director to elect voluntarily to receive all or a portion of his or her Fees (as hereinafter defined) in the form of shares of Common Stock and to allow each of them to defer the receipt of such shares until a later date pursuant to elections made by him or her under this Plan.

2.   Eligibility. Directors of the Company who are not also officers or other employees of the Company or its subsidiaries are eligible to participate in this Plan ("Eligible Directors").

3.   Administration. This Plan will be administered by or under the direction of the Secretary of the Company (the "Administrator"). Since the issuance of shares of Common Stock pursuant to this Plan is based on elections made by Eligible Directors, the Administrator's duties under this Plan will be limited to matters of interpretation and administrative oversight. All questions of interpretation of this Plan will be determined by the Administrator, and each determination, interpretation or other action that the Administrator makes or takes pursuant to the provisions of this Plan will be conclusive and binding for all purposes and on all persons. The Administrator will not be liable for any action or determination made in good faith with respect to this Plan.

4.   Election to Receive Stock and Stock Issuance.

4.1.   Election to Receive Stock in Lieu of Cash. On forms provided by the Company and approved by the Administrator, each Eligible Director may irrevocably elect ("Stock Election") to receive, in lieu of cash, shares of Common Stock having a Fair Market Value, as defined in Section 4.6, equal to any specified percentage of the cash compensation payable to that director for services rendered as a director (including all Board and committee retainers, meeting fees and extraordinary service fees, the "Fees"). All Eligible Directors who have made such a Stock Election to receive shares of Common Stock with respect to any specified percentage of such Fees shall be deemed to be a participating director under this Plan ("Participating Director") to such extent. To be effective, any Stock Election must be filed with the Company (the date of such filing being the date of such election) no later than December 31 of the year preceding the year to which such Stock Election shall apply and shall apply only with respect to services as a director provided for the period of January 1 through December 31 of the following year ("Plan Year"); provided, however, that an Eligible Director whose initial election to the Board of Directors occurs during the Plan Year, shall have 30 days following such election to make a Stock Election, which shall apply only with respect to services as a director provided following the filing of such Stock Election with the Company during the then current Plan Year, as specified in the Stock Election. Any Stock Election made in accordance with the provisions of this Section 4.1 shall be irrevocable for the period to which such election applies.

4.2.   Issuance of Stock in Lieu of Cash. Shares of Deluxe Common Stock having a Fair Market Value equal to the amount of the Fees so elected shall (i) be issued to each Participating Director or (ii) at the Participating Director's election pursuant to Section 4.3, be credited to such director's account (a "Deferred Stock Account"), on March 15, June 15, September 15 and December 15 for the calendar quarter ending on the last day of each such month (each such payment date, a "Payment Date"). The Company shall not issue fractional shares. Whenever, under the terms of this Plan, a fractional share would be required to be issued, the Company will round the number of shares (up or down) to the nearest integer. In the event that a Participating Director elects to receive less than 100% of each quarterly installment of the Fees in shares of Common Stock (or Stock Units as defined and provided in Section 4.4), that Participating Director shall receive the balance of the quarterly installment in cash.

4.3.   Manner of Making Deferral Election. A Participating Director may elect to defer payment of the Fees otherwise payable in shares of Common Stock pursuant to this Plan by filing (the date of such filing being the date of such election), no later than December 31 of each year with respect to payments in the ensuing Plan Year, an irrevocable election with the Administrator on a form (the "Deferral Election Form") provided by the Administrator for that purpose ("Deferral Election"); provided, however, that an Eligible Director whose initial election to the Board of Directors occurs during the Plan Year, shall have 30 days following such election to make a Deferral Election, which shall apply only with respect to services as a director provided following the filing of such Deferral Election with the Company during the then current Plan Year, as specified in the Deferral Election. Any portion of the Fees to be paid in cash may not be deferred pursuant to the Plan. Failure to timely file a Deferral Election shall conclusively be deemed to mean that no election to defer has been made for the applicable period. The Deferral Election shall be effective for the Fees payable (i) during the ensuing Plan Year with respect to elections made on or before December 31 of each year as aforesaid and (ii) for the portion of the Plan Year after the date the Deferral Election is made or the ensuing Plan Year as specified in the Deferral Election with respect to Deferral Elections made by new directors. Any Deferral Election made in accordance with the provisions of this Section shall be irrevocable for the period to which such election applies. The Deferral Election form shall specify the amount to be deferred expressed as a percentage of the Participating Director's Fees or, if permitted by the Administrator, as a dollar amount.

4.4.   Credits to Deferred Stock Account for Elective Deferrals. On each Payment Date, a Participating Director who has made a then effective Deferral Election shall receive a credit in the form of restricted stock units ("Stock Units") to his or her Deferred Stock Account. Each Stock Unit shall represent the right to receive one share of Common Stock. The number of Stock Units credited to a Participating Director's Deferred Stock Account shall be determined by dividing an amount equal to the Participating Director's Fees payable on the Payment Date for the current calendar quarter and specified for deferral pursuant to Section 4.3, by the Fair Market Value of a share of Common Stock on such Payment Date. If that computation would result in a fractional Stock Unit being credited to a Participating Director's Deferred Stock Account, the Company will round the number of Stock Units so credited (up or down) to the nearest integer.

4.5.   Dividend Equivalent Payments. Each time a dividend is paid on the Common Stock, the Participating Director who has a Deferred Stock Account shall receive a dividend equivalent payment on the dividend payment date equal to the amount of the dividend payable on a single share of Common Stock multiplied by the number of Stock Units credited to the Participating Director's Deferred Stock Account on the dividend record date.

4.6.   Fair Market Value. The Fair Market Value of each share of Common Stock shall be equal to the closing price of one share of Common Stock on the New York Stock Exchange ("NYSE") on the relevant date as reported by the *Wall Street Journal* (or, if such publication is no longer available, such other authoritative source as may be designated by the Committee); provided that if, on such date, the NYSE is not open for business or there are no shares of Common Stock traded on such date, the Fair Market Value of a share of Common Stock shall be equal to the closing price of one share of Common Stock on the first day preceding such date on which the NYSE is open for business and has reported trades in the Common Stock.

4.7.   Separation from Service as a Director. If a Participating Director leaves the Board before the conclusion of any quarter of a Fiscal Year, he or she will be paid the quarterly installment of the Fees entirely in cash or Common Stock on the applicable Payment Date in accordance with such Participating Director's then effective Stock Election or an amount shall be deferred in accordance with a Deferral Election on file with the Company. The date of separation of a Participating Director's service as a director of the Company will be deemed to be the date of separation from service recorded on the personnel or other records of the Company; provided that there is no understanding or expectation that the Participating Director will continue or resume providing services for the Company, or any entity that would be aggregated with the Company pursuant to Section 414(b) or (c) of the Internal Revenue Code (determined without reducing the 80% ownership requirement to 50%).

5.   Relationship of Plan to **Long-Term** Incentive Plan. This Plan constitutes part of the Deluxe Corporation 2017 Long-Term Incentive Plan, as amended from time to time (the "LTIP"), and is subject to the terms and conditions of the LTIP. Any shares of Common Stock issued under this Plan (including additional shares issued pursuant to the following sentence) shall be issued pursuant to the terms and conditions of the

LTIP, and any such shares so issued shall be subject to the limits set forth in the LTIP, including, without limiting the generality of the foregoing, the limits contained in Section 4(a) of the LTIP. The Committee may determine in accordance with Section 7(a) of the LTIP that any Eligible Director who makes a Stock Election shall also receive an additional Award of Restricted Stock or Restricted Stock Units pursuant to the LTIP, and the terms and conditions of such Awards, including without limitation the number of shares of Restricted Stock or Restricted Stock Units, the terms upon which such Awards shall vest and the extent to which Dividend Equivalents will be paid with respect to such Awards, shall be determined in accordance with the LTIP. All capitalized terms used in the preceding sentence and not defined in this Plan shall have the meaning set forth in the LTIP.

6. Deferral Payment.

6.1. Deferral Payment Election. At the time of making the Deferral Election and as a part thereof, each Participating Director shall make and file with the Company, a deferral payment election on the Deferral Election Form specifying one of the payment options described in Section 6.2. If a Participating Director fails to make a deferral payment election at the time any Deferral Election is made in accordance with this Plan, the Participating Director shall conclusively be deemed to have elected to receive the Common Stock represented by the Stock Units earned during the period covered by the Deferral Election in a lump sum payment at the time of the Participating Director's separation from service on the Board as provided in Section 6.2. Except as otherwise provided in Section 6.2, the deferral payment election shall be irrevocable as to all amounts credited to the Participating Director's Deferred Stock Account during the period covered by the relevant Deferral Election.

6.2. Payment of Deferred Stock Accounts in a Lump Sum. Except as otherwise provided in Section 12 with respect to a Change of Control, Stock Units credited to a Participating Director's Deferred Stock Account shall be converted to an equal number of shares of Common Stock and issued in full to the Participating Director on the earlier of the tenth anniversary of February 1 of the year following the Participating Director's separation from service on the Board (or the first business day thereafter) or such other date as elected by the Participating Director by making a deferral payment election in accordance with the provisions of Section 6.1. All payments shall be made in whole shares of Common Stock (rounded as necessary to the nearest integer). A Participating Director may change the date upon which he has elected to have his Deferred Stock Account distributed by filing a new deferral payment election, provided that such new deferral payment election is received by the Administrator at least one year prior to the Participating Director's separation from service (and, if the separation from service occurs within one year after the new deferral payment election is filed, it shall be null and void), the new payment date is not less than five years later than the original payment date, and the change meets any other requirements imposed by the Administrator in order to comply with Section 409A of the Internal Revenue Code.

6.3. Payment to Estate. In the event that a Participating Director shall die before full distribution of his or her Deferred Stock Account, any shares that issue therefrom shall be issued to such Director's estate or beneficiaries, as the case may be, as soon as practical, but not more than 90 days, after the date of the Participating Director's death.

7. Holding Period. All shares of Common Stock issued under this Plan, including shares that are issued as a result of distributions of a Participating Director's Deferred Stock Account, shall be held by the Participating Director receiving such shares for a minimum period of six months from the date of issuance or such longer period as may be required for compliance with Rule 16b-3, as amended or any successor rule ("Rule 16b-3"), promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Administrator may, in his or her discretion, (a) reduce the six month holding period requirement, or eliminate the requirement entirely, if the Administrator determines that such action is consistent with the requirements of Rule 16b-3, or (b) require that shares of Common Stock issued pursuant to this Plan contain a suitable legend restricting trading in such shares during such holding period.

8.   Limitation on Rights of Eligible and Participating Directors.

8.1.   Service as a Director. Nothing in this Plan will interfere with or limit in any way the right of the Company's Board or its shareholders not to nominate for re-election, elect or remove an Eligible or Participating Director from the Board. Neither this Plan nor any action taken pursuant to it will constitute or be evidence of any agreement or understanding, express or implied, that the Company or its Board or shareholders have retained or will retain an Eligible or Participating Director for any period of time or at any particular rate of compensation.

8.2.   Nonexclusivity of the Plan. Nothing contained in this Plan is intended to affect, modify or rescind any of the Company's existing compensation plans or programs or to create any limitations on the power of the Company's officers or Board to modify or adopt compensation arrangements as they or it may from time to time deem necessary or desirable.

9.   Plan Amendment, Modification and Termination. The Board may suspend or terminate this Plan at any time. The Board may amend this Plan from time to time in such respects as the Board may deem advisable in order that this Plan will conform to any change in applicable laws or regulations or in any other respect that the Board may deem to be in the Company's best interests; provided, however, that no amendments to this Plan will be effective without approval of the Company's shareholders, if shareholder approval of the amendment is then required to exempt issuance or crediting of shares of Common Stock or Stock Units from Section 16 of the Exchange Act under Rule 16b-3, or pursuant to the rules of the New York Stock Exchange. The amendment or termination of the Plan shall not affect Deferral Elections made for the Plan Year in which the amendment or termination occurs, and all Deferred Stock Accounts shall continue to be held and distributed in accordance with existing Deferral Elections, unless the Board, in connection with a Plan termination, also amends the Plan to provide for the distribution of all Deferred Stock Accounts to the extent permitted by Section 409A of the Internal Revenue Code.

10.   Effective Date and Duration of the Plan. This Plan shall become effective on the date on which the ~~LTIP~~ is approved by the shareholders of the Company and shall continue, unless terminated by action of the Board, until the expiration or termination of the ~~LTIP~~, provided that the expiration or termination of this Plan shall not affect any rights of Participating Directors with respect to their Deferral Accounts which shall continue to be governed by the provisions of this Plan until the final distribution of all Deferral Accounts established under this Plan.

11.   Participants are General Creditors of the Company. The Participating Directors and beneficiaries thereof shall be general, unsecured creditors of the Company with respect to any payments to be made pursuant to this Plan and shall not have any preferred interest by way of trust, escrow, lien or otherwise in any specific assets of the Company. If the Company shall, in fact, elect to set aside monies or other assets to meet its obligations hereunder (there being no obligation to do so), whether in a grantor's trust or otherwise, the same shall, nevertheless, be regarded as a part of the general assets of the Company subject to the claims of its general creditors, and neither any Participating Director nor any beneficiary thereof shall have a legal, beneficial or security interest therein.

12.   Change of Control. A "Change of Control" shall be deemed to have occurred upon the completion of any transaction or series of transactions that results in a "change in control event" as defined in Section 409A of the Internal Revenue Code and the regulations thereunder. In the event of the occurrence of a Change of Control, then, notwithstanding any contrary deferral payment election, the Stock Units credited to a Participating Director's Deferred Stock Account as of the business day immediately prior to the effective date of the Change of Control shall be converted to an equal number of shares of Common Stock (rounded as necessary to the nearest integer), or, if as a result of the Change of Control Common Stock is converted into stock or securities of another entity, or other property (including cash), then the Stock Units shall be converted into the number of shares, or amount of property, into which such number of whole shares of Common Stock would be converted. Such whole number of shares of Common Stock shall be issued, or such other securities or property shall be distributed, to the Participating Director as soon as practical, but not more than 90 days, following the effective date of the Change of Control.

13. <u>Miscellaneous</u>.

13.1. <u>Securities Law and Other Restrictions</u>. Notwithstanding any other provision of this Plan or any Stock Election or Deferral Election delivered pursuant to this Plan, the Company will not be required to issue any shares of Common Stock under this Plan and a Participating Director may not sell, assign, transfer or otherwise dispose of shares of Common Stock issued pursuant to this Plan, unless (a) there is in effect with respect to such shares a registration statement under the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws or an exemption from such registration under the Securities Act and applicable state securities laws, and (b) there has been obtained any other consent, approval or permit from any other regulatory body that the Administrator, in his or her sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing shares of Common Stock, as may be deemed necessary or advisable by the Company, in order to comply with such securities law or other restriction.

13.2 <u>Section 409A</u>. The Plan shall be administered in accordance with Section 409A of the Internal Revenue Code, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, in no event shall the Committee permit any change to the time or form of payment of any portion of a Participating Director's Deferred Stock Account (including the payment of any dividend equivalents) unless the Committee determines that such change is permitted by Section 409A.

13.3. <u>Governing Law</u>. The validity, construction, interpretation, administration and effect of this Plan and any rules, regulations and actions relating to this Plan will be governed by and construed exclusively in accordance with the laws of the State of Minnesota.